Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-194690

PROSPECTUS

10,000,000 Common Shares

Warrants to Purchase 5,000,000 Common Shares

We are offering 10,000,000 of our common shares and warrants to purchase up to 5,000,000 of our common shares (and the common shares issuable from time to time upon exercise of these warrants). The warrants will have a per share exercise price of $2.50, 125% of the public offering price of the common shares. The warrants are exercisable immediately and will expire five years from the date of issuance. Each common share sold in this offering includes a preferred stock purchase right that trades with the common shares.

Certain existing shareholders of ours have agreed to purchase 2,500,000 common shares and 1,250,000 warrants in this offering at the public offering prices. See “Underwriting” for a full description of compensation payable to the underwriters.

As of the date of this prospectus, our common shares trade on the Nasdaq Global Select Market under the symbol “TOPS.” The last reported sale price of our common shares on June 5, 2014 was $2.90 per share.

Investing in our common shares and warrants involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Per Warrant	Total
Public offering price	$2.00	$0.00001	$20,000,050
Underwriting discounts and commissions(1)	$0.12	$0.0000006	$900,002
Proceeds to the Company before expenses	$1.88	$0.0000094	$19,100,048
(1)	Does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to Aegis Capital Corp., the representative of the underwriters. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted a 45-day option to the representative to purchase up to 1,500,000 additional common shares and/or up to 750,000 additional warrants, solely to cover over-allotments, if any.

The underwriters expect to deliver the common shares to purchasers in the offering on or about June 11, 2014.

Aegis Capital Corp

June 6, 2014

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares and warrants or (2) our common shares and warrants in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct. Information contained on our website, www.topships.org, does not constitute part of this prospectus.

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PROSPECTUS SUMMARY

This section summarizes some of the information that is contained in this prospectus. As an investor or prospective investor, you should review carefully the more detailed information that appears later in this prospectus and the information incorporated by reference in this prospectus, including the information set forth under the headings entitled “Risk Factors” and “Management’s Discussion and Analysis.” Unless otherwise indicated, the information presented in this prospectus gives effect to a one-for-seven reverse stock split of our issued and outstanding common shares effective on April 21, 2014.

Unless the context otherwise requires, as used in this prospectus, the terms “Company,” “we,” “us,” and “our” refer to TOP SHIPS INC. and all of its subsidiaries, and “TOP SHIPS INC.” refers only to TOP SHIPS INC. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Our reporting currency is in the U.S. dollar and all references in this prospectus to “$” or “dollars” are to U.S. dollars. Throughout this prospectus, the conversion from Euros to U.S. dollars is based on the U.S. dollar/Euro exchange rate of 1.379 as of December 31, 2013, unless otherwise specified.

Our Company

We are a provider of international seaborne transportation services, carrying petroleum products for the oil industry.

Our fleet is expected to initially consist of six medium-range, or MR, product/chemical tankers under construction, including two 39,000 dwt and four 50,000 dwt tankers, which are scheduled to be delivered from Hyundai Mipo Dockyard Co., Ltd. between the second quarter of 2014 and the third quarter of 2016. Until we take delivery of one or more of the vessels in our fleet, we do not anticipate earning a material amount of revenues from our operations. We have fixed five of the six vessels of our fleet on medium-term time charter contracts to commence upon delivery, and we expect that each of the vessels of our fleet will be employed on a medium- to long-term charter contract upon delivery.

We acquired five of our newbuilding vessels under construction on March 19, 2014, through share purchase agreements we entered into with affiliates of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and unrelated third parties. We acquired the shipbuilding contracts for these vessels, Hull Nos. S407, S418, S419, S414 and S417, for an aggregate purchase price of $43.3 million, paid as follows: $2.5 million in cash and $40.8 million in newly-issued common shares, issued at $7.00 per share. Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, we will have the right to buy back up to 2,046,342 shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share. Concurrently with the share purchase agreements, we entered into an agreement to terminate the MOA we had previously entered into on December 5, 2013 for the acquisition of Hull S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreement.

On February 6, 2014, we entered into a memorandum of agreement, or an MOA, with an affiliate of Mr. Pistiolis, to acquire Hull No. S406, the remaining vessel of our fleet of vessels under construction, scheduled for delivery in the second quarter of 2014.

We intend to continue to review the market in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy focuses on the acquisition and operation of the latest generation MR product/chemical tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt, consistent with our current fleet of newbuildings under construction. We believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with us for charters, providing us with a competitive advantage.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience managing and operating large and diversified fleets of vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our Fleet

The following table presents certain information concerning our fleet as of the date of this prospectus:

	Contractual Delivery Dates	Capacity (Dwt)	Type	Charterer upon delivery	Duration (years fixed + options)*	Expected Gross Rate per day fixed period/ options**
Hull number S406	Q2 2014	50,000	MR	Eships Tankers Ltd	2+1	$ $	16,000/ 17,250
Hull number S407	Q1 2015	50,000	MR	Eships Tankers Ltd	2+1	$ $	16,000/ 17,250
Hull number S418	Q3 2015	39,000	MR	BP Shipping Limited	3+1+1	$ $ $	15,200/ 16,000/ 16,750
Hull number S419	Q1 2016	39,000	MR	BP Shipping Limited	3+1+1	$ $ $	15,200/ 16,000/ 16,750
Hull number S414	Q2 2016	50,000	MR	Eships Tankers Ltd	2+1	$ $	16,000/ 17,250
Hull number S417	Q3 2016	50,000	MR	Dampskibsselskabet NORDEN A/S	5+1+1	$ $ $	16,800/ 17,600/ 18,400

*	Options may be exercised at the charterer’s option
**	Includes a 1.25% commission payable to our Fleet Manager and a 1.25% commission payable to third party brokers.

All of our vessels will be equipped with engines of modern design and with improvements in the hull, propellers and other parts of the vessel specifically designed to decrease fuel consumption and reduce emissions. Vessels with this combination of technologies, introduced in the last two years from certain shipyards, are commonly referred to as ECO vessels.

We intend to use the majority of the proceeds from this offering to finance part of our contractual commitments in relation to our fleet and to apply any amounts not used for this purpose for working capital and general corporate purposes. We have remaining contractual commitments for the acquisition of our fleet totaling approximately $158.1 million, including $22.1 million, $28.2 million, $28.2 million, $26.0 million and $26.2 million pursuant to our newbuilding agreements for Hull S407, Hull S418, Hull S419, Hull S414 and Hull S417, respectively, and $27.4 million pursuant to our MOA for Hull S406.

We plan to finance the remaining contractual cash commitments for our fleet with the net proceeds of this offering, borrowings under new credit facilities, cash flows from operations and net proceeds from securities offered in the public and private debt capital markets.

Competitive Strengths

Experienced Management Team. Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers, some of whom have been with us for more than 10 years, with extensive experience in all aspects of the shipping industry. Our management team’s experience encompasses the commercial, technical, management and financial areas of our business, and we believe their extensive experience will promote a focused marketing effort, tight quality and cost controls, effective operations and safety.

Modern, Fuel-Efficient Fleet. All of the newbuilding vessels of our fleet are being built with the latest-generation, fuel-efficient design and specification. Additionally, all our vessels have IMO II/III designation specifications which enable them to transport a wide variety of oil products, including certain chemical cargoes, which we believe will make our vessels attractive to a wide base of charterers. We believe that modern, fuel-efficient vessels like ours will command higher charter rates than conventional vessels.

Sister Ship Fleet. When we take delivery of all six of our newbuilding vessels, approximately 72% of our fleet in terms of dwt will be considered “sister ships,” which are vessels of the same type and specification. We expect that the uniform nature of our sister ships will provide us with cost efficiencies in maintaining, supplying and crewing them. We intend to continue to seek to acquire sister ships, which we believe will provide us with efficiencies in meeting our customers’ needs and enhance the revenue generating potential of our fleet by providing operational and scheduling flexibility.

Strong Relationships with Reputable Charterers. We have built strong relationships with many well-known charterers, which we believe is the result of our proven track record and our reputation for dependability. Through fixed period time charters and spot charters, we have provided services to many national, regional and international oil companies, charterers and oil traders, including Shell, BP, ExxonMobil, Petrobras, ConocoPhillips, Pemex, Hellenic Petroleum, Glencore, Vitol and Trafigura. We focus on the needs of our customers and intend to acquire tankers and upgrade our fleet based on their requirements and specifications, which we believe will enable us to obtain repeat business from our customers. As of the date of this prospectus, six of our vessels are party to multi-year time charters, three with EShips Tankers Ltd., two with BP Shipping Limited and one with Dampskibsselskabet NORDEN A/S, to commence on each vessel’s delivery.

Business Strategy

Our business strategy is focused on expanding our fleet by identifying potential acquisition targets on terms which will be accretive to our earnings per share. Our acquisition strategy focuses on the acquisition and operation of the latest generation MR product/chemical tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt, consistent with our current fleet of newbuildings under construction. Additionally, we may acquire vessels in other sectors which we believe offer attractive investment opportunities, including crude oil tankers. We believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with us for charters, providing us with a competitive advantage. Furthermore, we aim to further nurture and maintain our excellent relationships with participants in the international ocean transport industry, including leading charterers, national and independent oil companies, oil traders, brokers, suppliers, classification societies, insurers, shipyards and others.

The key elements of our business strategy are:

Return-Driven Acquisitions. We intend to grow our fleet through timely and selective acquisitions of high quality vessels in a manner that will be accretive to our earnings per share. Our acquisition strategy focuses on the acquisition and operation of the latest generation MR product/chemical tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt. We continuously monitor acquisition opportunities in various sectors of the shipping industry based on certain financial returns criteria. We seek to identify, analyze and strategically invest when attractive opportunities arise.

Focus on high specification ECO modern tonnage. All of the vessels in our fleet are being built with the latest generation fuel-efficient design and specification, and we intend to focus our acquisition strategy on modern fuel-efficient vessels.

Maintain stable cash flows. We seek to maintain stable cash flows by pursuing medium- to long-term charter contracts for our vessels and focusing on minimizing operating downtime. We believe that our focus on medium to long-term contracts improves the stability and predictability of our operating cash flows, which we believe will enable us to access equity and debt capital markets on attractive terms and, therefore, facilitate our growth strategy.

Capitalize on strategic relationships with high-quality customers. We plan to continue to foster strategic relationships with major international oil companies and high quality charterers for our tankers.

Industry Overview

The global shipping downturn is in its sixth year but according to Drewry Shipping Consultants Ltd, or Drewry, several sectors, including products, are showing signs of a recovery. Between 2008 and 2013, seaborne trade in products grew by a compound adjusted growth rate, or CAGR, of 4.3% and, according to Drewry, the outlook for continued growth is positive, given trends in oil demand in parts of the developing world and geographical changes in the location of global refinery capacity.

According to Drewry, supply growth in the product tanker sector (net of scrapping) is estimated to be 3.2% per annum over the next three years. The orderbook as a percentage of the global fleet for mid-size product tankers is currently at 17.3%, compared with a peak of nearly 54.3% in 2007. Although the global economy remains weak, demand for product tanker tonnage has been bolstered by several trends including refinery shut-downs and increasing complexity of trade and regulatory initiatives.

Newbuilding and secondhand prices for product tankers are close to historical lows. Extreme economic pressure and lack of financing have resulted in financial distress for many companies, forcing sales of vessels and restricting the number of companies able to engage in fleet growth.

Charterers’ concerns about environmental and safety standards have shifted their preference towards fuel-efficient modern tankers operated by reputable and financially sound shipping companies.

Recent Developments

On February 24, 2014, at a Special Meeting of Shareholders, our shareholders approved a proposal authorizing our Board of Directors to effect a reverse stock split of our issued and outstanding common shares by a ratio of not less than one-for-two and not more than one-for-twenty with the exact ratio to be set at a whole number within this range to be determined by the Board of Directors in its discretion.

On March 7, 2014 we terminated the Letter Agreement with Central Mare Inc., or Central Mare, and on March 10, 2014 we entered into a new Letter Agreement with Central Shipping Monaco SAM, or CSM, which we refer to as our Fleet Manager, providing for newbuilding supervision services, technical and commercial vessel management services, and accounting, reporting and administrative services. CSM is a related party controlled by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis. Please see the section entitled “Certain Relationships and Related-Party Transactions” for further information.

On April 2, 2014 our Board of Directors determined to effect a one-for-seven reverse stock split of our common stock. The reverse stock split was effected on April 21, 2014. As a result of the reverse stock split, the number of outstanding shares decreased to 8,309,997 shares and the par value of our common shares remained unchanged at $0.01 per share.

On April 7, 2014 we entered into a time charter party with Dampskibsselskabet NORDEN A/S (“DS Norden A/S”) for our newbuilding vessel Hull No. S417. The time charter is for a duration of five years with a gross daily hire rate of $16,800 per day. The charterers have the option to extend the time charter for another year at $17,600 per day and another year after that for $18,400 per day.

On April 9, 2014 we announced that Mr. Michael Docherty, a Class I director, resigned. We have increased the size of our Board of Directors (the “Board”) from four members to five members, and have appointed Mr. Konstantinos Karelas and Mr. Alexandros Economou to the Board. Both Mr. Konstantinos Karelas and Mr. Alexandros Economou will serve as members of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee of the Board.

Corporate Structure

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc.

As of the date of this prospectus, wholly owned subsidiaries of Top Ships Inc. incorporated in the Marshall Islands are party to the shipbuilding contracts for the construction of Hulls S407, S418, S419, S414 and S417, and to the MOA for Hull No. S406.

CSM will perform all vessel operational, technical and commercial functions for us, including the chartering of our fleet, as well as newbuilding supervision and accounting, reporting and administrative services.

The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000. Our corporate website address is www.topships.org. The information contained on our website does not constitute part of this prospectus.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, inability to finance newbuilding and other capital projects; inability to successfully employ our vessels; changes in the international shipping market, including supply and demand, charter hire and utilization rates, and commodity prices; increased costs of compliance with regulations affecting the international shipping industry; a downturn in the global economy; hazards inherent in the international shipping industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; and inability to comply with loan covenants.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus in connection with your ownership of our common shares and warrants. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 12.

THE OFFERING

The following summary contains basic information about the offering of our securities hereunder and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our securities offered hereunder, please refer to the sections of this prospectus entitled “Description of Capital Stock” and “Description of Warrants.”

Common shares offered by us	10,000,000 common shares.

Warrants offered by us	Warrants to purchase 5,000,000 common shares. The warrants will have a per-share exercise price of $2.50, 125% of the public offering price of the common shares. The warrants are exercisable immediately and will expire five years from the date of issuance. See “Description of Warrants.”

Common shares to be outstanding immediately after this offering	18,310,004 common shares. If the underwriter’s overallotment option is exercised in full, the total number of common shares outstanding immediately after this offering will be 19,810,004.

Over-allotment option	We have granted the underwriters an option for a period of 45 days to purchase from us up to 1,500,000 common shares and/or up to 750,000 additional warrants, to cover any over-allotments.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $18.6 million (or approximately $21.4 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions, an expense and estimated offering expenses payable by us (other than certain expenses to be reimbursed by the underwriters).

We intend to use the majority of the net proceeds from this offering to finance part of our contractual commitments in relation to our fleet and to apply any amounts not used for this purpose for working capital and general corporate purposes. We have remaining contractual commitments for the acquisition of our fleet totaling approximately $158.1 million, including $22.1 million, $28.2 million, $28.2 million, $26.0 million and $26.2 million pursuant to our newbuilding agreements for Hull S407, Hull S418, Hull S419, Hull S414 and Hull S417, respectively, and $27.4 million pursuant to our MOA for Hull S406. Following the completion of this offering, we intend to obtain debt financing for a majority of the $27.4 million payment due upon delivery of Hull No. S406, expected in the second quarter of 2014, and to fund the balance, or, in the event we are unable to obtain debt financing, the entire amount of this payment, with the proceeds from this offering.

Please see “Use of Proceeds.”

Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. Please see “Our Dividend Policy.”

Preferred stock purchase rights	We have entered into a stockholders rights agreement dated August 19, 2005, as amended August 24, 2011 and March 19, 2014 (the “Stockholders Rights Agreement”), with Computershare Trust Company, N.A. as Rights Agent. Pursuant to this Stockholders Rights Agreement, each of our common shares includes one right (a “Right”) that entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights. See “Description of Capital Stock—Stockholders Rights Agreement” for further details.

Tax consequences	We are a “Passive Foreign Investment Company,” or PFIC. The U.S. federal income tax and Marshall Islands tax consequences of purchasing, owning and disposing of our common shares are described under the heading “Taxation—U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders.” Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of our common shares.

Listing	Our common shares are listed for trading on the Nasdaq Global Select Market under the symbol “TOPS.”

Risk Factors	Investing in our common shares involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 12.

Unless we indicate otherwise, all information in this prospectus:

•	is based upon 8,310,004 common shares issued and outstanding as of June 5, 2014;

•	excludes 5,000,000 common shares underlying the warrants sold in this offering;

•	excludes 300,000 common shares underlying the warrants to be issued to the underwriters in connection with the offering;

•	assumes no exercise by the underwriters of their option to purchase up to 1,500,000 common shares and/or up to 750,000 additional warrants to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data and other operating data for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. The following selected historical consolidated financial data is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The consolidated financial data for the three months ended March 31, 2013 and 2014, and as of March 31, 2013 and 2014, have been derived from our unaudited interim condensed consolidated financial statements. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2014.

We have not included any historical financial data relating to the results of operations from the period before the acquisition of the vessels, whether acquired directly or by way of acquisition of the related vessel owning companies. Historical information relating to financial performance is not material to our decision to acquire a specific vessel and is even less so in the case of a vessel under construction that has not yet had any operations. Our decision to acquire a vessel is based on an assessment of factors that we expect will prevail when we own and operate the vessel. Therefore, we do not believe that historical financial information of a vessel prior to its acquisition by us is relevant either to us or to our investors. Please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels before their Acquisition.”

Our audited consolidated financial statements of comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheets at December 2012 and 2013, together with the notes thereto, are included elsewhere in this prospectus and should be read in their entirety.

Our unaudited interim condensed consolidated financial statements of comprehensive income and cash flows for the three months ended March 31, 2013 and 2014 and the consolidated balance sheets and shareholders’ equity as of March 31, 2014, together with the notes thereto, are included elsewhere in this prospectus and should be read in their entirety.

All references to our common shares and per-share data included in the selected historical consolidated financial data below have been retrospectively adjusted to reflect the one-for-seven reverse stock split effective on April 21, 2014.

	Three Months Ended March 31,			Year Ended December 31,
U.S. Dollars in thousands, except per share data	2013	2014	2009	2010	2011	2012	2013
STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)
Revenues	$7,474	$449	$107,979	$90,875	$79,723	$31,428	$20,074
Other income	—	—	—	—	872	—	—
Voyage expenses	196	6	3,372	2,468	7,743	1,023	663
Charter hire expense	—		10,827	480	2,380	—	—
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller’s credit	—		(7,799)	—	—	—	—
Lease termination expense	—		15,391	—	5,750	—	—
Vessel operating expenses	—		23,739	12,853	10,368	814	745
Dry-docking costs	—		4,602	4,103	1,327	—	—
Management fees-third parties	—		419	159	439	—	—
Management fees-related parties	158	33	—	3,131	5,730	2,345	1,351
General and administrative expenses	431	344	23,416	18,142	15,364	7,078	3,258
(Gain)/Loss on sale of vessels	—		—	(5,101)	62,543	—	(14)
Vessel depreciation	2,021	—	31,585	32,376	25,327	11,458	6,429
Impairment on vessels	—		36,638	—	114,674	61,484	—
Gain on disposal of subsidiaries	—		—	—	—	—	(1,591)

	Three Months Ended March 31,			Year Ended December 31,
U.S. Dollars in thousands, except per share data	2013	2014	2009	2010	2011	2012	2013

Operating (loss)/income	$4,668	$66	$(34,211)	$22,264	$(171,050)	$(52,774)	$9,233
Interest and finance costs	(1,912)	(44)	(13,969)	(14,776)	(16,283)	(9,345)	(7,443)
Loss on derivative financial instruments	(69)	—	(2,081)	(5,057)	(1,793)	(447)	(171)
Interest income	29	37	235	136	95	175	131
Other (expense) / income, net	10	(5)	(170)	(54)	(81)	(1,593)	(342)

Net (loss) / income	$2,726	$54	$(50,196)	$2,513	$(189,112)	$(63,984)	$1,408
Other Comprehensive income / (loss)	—	—	64	(51)	—	—	—
Comprehensive (loss)/income	$2,726	$54	$(50,132)	$2,462	$(189,112)	$(63,984)	$1,408
(Loss) / earnings per share, basic and diluted	$1.12	$0.02	$(124.31)	$5.60	$(209.97)	(26.36)	$0.58
Weighted average common shares outstanding, basic	2,431,113	3,232,168	403,294	439,325	900,668	2,427,083	2,437,361
Weighted average common shares outstanding, diluted	2,432,184	3,232,168	403,294	439,677	900,668	2,427,083	2,444,504

U.S. dollars in thousands, except fleet data and average daily results	Three Months Ended March 31,			Year Ended December 31,
	2014		2009	2010	2011	2012	2013

BALANCE SHEET DATA
Current assets	$3,365		$3,787	$3,420	$14,866	$26,735	$10,262
Total assets	39,380		675,149	622,091	296,373	211,415	27,868
Current liabilities, including current portion of long-term debt	7,959		427,953	366,609	219,690	193,630	8,605
Non-current liabilities	3,985		—	—	—	4,706	4,468
Total debt	—		399,087	337,377	193,749	172,619	—
Common stock	83		5	5	24	24	25
Stockholders’ equity	27,436		247,196	255,482	76,684	13,079	14,795
	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2009	2010	2011	2012	2013

FLEET DATA
Total number of vessels at end of period	7	—	13.0	13.0	7.0	7.0	0.0
Average number of vessels(1)	7	—	13.7	13.1	11.7	7.0	5.1
Total calendar days for fleet(2)	630	—	5,008	4,781	4,281	2,562	1,852
Total available days for fleet(3)	630	—	4,813	4,686	4,218	2,546	1,852
Total operating days for fleet(4)	630	—	4,775	4,676	4,180	2,544	1,852
Total time charter days for fleet	—	—	2,841	2,076	1,109	124	—
Total bareboat charter days for fleet	630	—	1,934	2,555	2,551	2,420	1,852
Total spot market days for fleet	—	—	—	45	520	—	—
Fleet utilization(5)	100%	—%	99.20%	99.80%	99.1%	99.92%	100.00%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	$11,552	—	$21,907	$18,907	$17,220	$11,951	$10,484
Vessel operating expenses(7)	—	—	$4,740	$2,688	$2,422	$318	$402
General and administrative expenses(8)	$684	—	$4,676	$3,795	$3,589	$2,763	$1,759

(1)	Average number of vessels is the number of vessels that constituted our fleet (including leased vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(3)	Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric, for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.
(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.
(5)	Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization, for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.
(6)	Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.
(7)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate.

U.S. dollars in thousands, except for total operating days and average daily time charter equivalent	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2009	2010	2011	2012	2013
Revenues	$7,474	$449	$107,979	$90,875	$79,723	$31,428	$20,074
Less:
Voyage expenses	(196)	(6)	(3,372)	(2,468)	(7,743)	(1,023)	(663)
Time charter equivalent revenues	$7,278	$443	$104,607	$88,407	$71,980	$30,405	$19,411
Total operating days	630	—	4,775	4,676	4,180	2,544	1,852
Average Daily Time Charter Equivalent (TCE)	$11,552	—	$21,907	$18,907	$17,220	$11,951	$10,484

RISK FACTORS

An investment in our common shares involves risks and uncertainties. You should carefully consider the risks described below, as well as the other information included in this prospectus before deciding to invest in our common shares.

RISKS RELATING TO OUR COMPANY

We will not generate any revenues until we take delivery of our newbuilding vessels under construction or identify and acquire other vessels.

We expect to take delivery of our vessels between the second quarter of 2014 and the third quarter of 2016. We do not currently have any operating vessels. Until we take delivery of our newbuilding vessels under construction or identify and acquire additional vessels, we will not generate any material revenues. However, we will continue to make payments related to our vessels under construction and incur costs related to any efforts to identify other vessels for acquisition, interest expense for any debt we incur, supervision costs and general administrative expenses, including those related to being a public company. As a result, we will incur losses and are unlikely to be able to pay dividends prior to operating our newbuilding vessels or any vessels we may acquire.

Newbuilding projects are subject to risks that could cause delays.

We have agreed to purchase one newbuilding vessel and have entered into shipbuilding contracts for five newbuilding vessels scheduled to be delivered from Hyundai Mipo Dockyard Co., Ltd. between the second quarter of 2014 and the third quarter of 2016. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, bankruptcy or other financial crisis of the shipyard, a backlog of orders at the shipyard, or any other events of force majeure. A yard’s failure to complete the project on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results as we will continue to incur other costs to operate our business.

If we are unable to obtain financing required to complete payments on our newbuildings, we may lose all or a portion of the payments previously made.

We have remaining contractual commitments for the acquisition of the six newbuilding vessels of our fleet totaling approximately $158.1 million as of March 31, 2014, of which $40.2 million is payable in 2014 (including $27.4 million with respect to Hull No. S406 payable on delivery of the vessel, expected in the second quarter of 2014), $51.4 million in 2015 and $66.4 million in 2016. We had, as of March 31, 2014, a cash balance of $4.1 million to fund these newbuilding vessels and other newbuilding or secondhand purchases. To fund the delivery installments for Hulls S407, S418, S419, S414, S417 and S406, and to acquire further vessels, we will be required to use cash or incur borrowings or raise capital through the sale of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to take delivery of our contracted newbuildings or acquire other newbuilding or secondhand vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our construction contracts or we fail to issue shares or pay for the last installments of our MOA contract, or otherwise fail to take delivery of a vessel, we would be prevented from realizing potential revenues from this vessel, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, we could also lose all or a portion of our payments to the seller for the MOA or to the shipyard for the contracts that were paid by us and we could be liable for penalties and damages under such contracts. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities.

Due to market conditions, we may sell our newbuilding vessels at a loss or incur impairment charges.

We have agreed to purchase one newbuilding vessel and have entered into shipbuilding contracts for five newbuilding vessels scheduled to be delivered from Hyundai Mipo Dockyard Co., Ltd. between the second quarter of 2014 and the third quarter of 2016, and have no other vessels. Since the summer of 2008, vessel values in the tanker industry have been very volatile.

The fair market value of our vessels may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the international tanker shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	supply and demand for vessels;

•	cost of newbuildings;

•	price of steel;

•	governmental or other regulations; and

•	technological advances.

If we sell any vessel at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount we will evaluate the asset for a potential impairment adjustment and may be required to write down the carrying amount of the vessel in our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. For example, in the period from 2009 to 2013, as a result of declining vessel values, we recorded significant impairment charges and losses on the sale of vessels in an aggregate amount of approximately $212.8 million.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

In the future we may enter into various contracts, including pooling arrangements, charter agreements, shipbuilding contracts and credit facilities. Upon delivery of our six newbuildings under construction, unless we acquire additional vessels, we expect that the majority of our revenues will be derived from three charterers, BP Shipping Limited, Eships Tankers Ltd. and Dampskibsselskabet NORDEN A/S. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Servicing future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we intend to incur secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of March 31, 2014, we had no indebtedness. Our expected future level of indebtedness creates the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our future debt could also have other significant consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•	require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;

•	limit our ability to raise additional financing on satisfactory terms or at all;

•	limit our ability to make investments, capital expenditures and redeem capital stock, sell vessels, incur additional indebtedness or credit liens, or to change or terminate the management of our vessels; and

•	adversely impact our ability to comply with the financial and other restrictive covenants in the our credit agreements, which could result in an event of default under such agreements.

Failure to make payments when due or to comply with covenants contained in any financing documents could result in the lender accelerating payment of all outstanding indebtedness and/or foreclosing on any assets we pledge as collateral. Furthermore, our future interest expense could increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet in the future. Our future growth will primarily depend on our ability to:

•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	raise equity and obtain required financing for our existing and new operations;

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrate any acquired vessel successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	enhance our customer base; and

•	manage expansion.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

Our ability to obtain additional debt financing may be dependent on our ability to charter our newbuilding vessels upon delivery, the performance of our then-existing charters and the creditworthiness of our charterers.

Our inability to charter all of our newbuilding vessels when they are delivered to us, and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or obtaining financing at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in any future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•	pay dividends;

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	incur liens on our assets;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under any financing agreement could also result in foreclosure on any of our vessels and other assets securing related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In the highly competitive international tanker shipping market, we may not be able to compete for charters with new entrants or established companies with greater resources.

We will employ our newbuilding product/chemical tankers and any additional vessels we intend to acquire in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

A limited number of financial institutions hold our cash including financial institutions located in Greece.

A limited number of financial institutions, including institutions located in Greece, hold all of our cash. Our bank accounts have been deposited from time to time with banks in Monaco, Germany, United Kingdom and Greece amongst others. Of the financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, securities litigation, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare, a related party controlled by the family of our Chief Executive Officer, and we have entered into agreements with Central Mare for the provision of the services of Evangelos Pistiolis, as our President, Chief Executive Officer, and Director, Alexandros Tsirikos as our Chief Financial Officer and Director, Vangelis Ikonomous as our Executive Vice President, Chairman and Director, and Demetris Souroullas as our Chief Technical Officer. The loss of the services of any of these individuals could adversely affect our operations, business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

If crew is not timely hired or labor interruptions are not resolved in a timely and cost-effective manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Our Fleet Manager will be responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our newbuilding vessel and all other vessels we acquire. If crews for our vessels are not timely hired or labor interruptions are not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

If we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate if we implement a plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

If we enter into a time charter or bareboat charter, charter rates under that charter will be fixed throughout the term of the charter. If the spot charter rates in the tanker shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our loan repayment obligations if any, in which case our lenders could choose to accelerate our indebtedness and foreclose their liens, and we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

An increase in operating costs could decrease earnings and available cash.

Vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any vessels we acquire suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash. We will not be able to recoup any of these increased costs for our vessels employed on time charters.

The aging of our fleet may result in increased operating and other costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, operating and other costs will increase. In the case of time charters, operating costs are borne by the vessel owner. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our fleet ages, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vesselreplacement, our revenue will decline at the end of a vessel’s useful life,which would adversely affect our business, results of operations and financialcondition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be

25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially and adversely affected. Moreover, it is possible that vessels will need to be replaced prior to the expiration of their estimated useful lives.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

We may expand our fleet through the acquisition of previously owned vessels. While we intend to rigorously inspect previously owned, or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we will not receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age and type of the vessel. In the case of chartered-in vessels, we run the same risks.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may not have adequate insurance to compensate us if we lose any vessels that we acquire.

We intend to carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for the vessels we acquire. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible as well as limitations and exclusions which may nevertheless increase our costs or lower our revenue.

We may be subject to increased premium payments, or calls, if we obtain some of our insurance throughprotection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet manager as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest vessels we acquire, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more vessels we acquire could result in a significant loss of earnings for the related off-hired period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition vessels we acquire during a period of war or emergency, resulting in loss of earnings.

A government could requisition vessels we acquire for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of any vessels we acquire could negatively impact our revenues should we not receive adequate compensation.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the U.S. is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common shares, owned in the aggregate 50% or more of the vote and value of such stock, and “qualified shareholders” as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common shares to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common shares for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

We may be treated as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of

“passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute “passive income” for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In general, income derived from the bareboat charter of a vessel should be treated as “passive income” for purposes of determining whether a foreign corporation is a PFIC, and such vessel should be treated as an asset which produces or is held for the production of “passive income.” On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

For our 2013 taxable year, we believe that at least 50% of the average value of our assets consisted of vessels which are bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter. Therefore, we expect to be treated as a PFIC for our 2013 taxable year. Whether we will be treated as a PFIC for any future taxable year depends on the nature and extent of our operations. In this regard, we intend to take the position that our vessels operating on voyage or time charters should be treated as assets held for the production of active income and that such income should be treated as services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC for any taxable year.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation—U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares and warrants, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. Absent making certain elections, if we are a PFIC for any taxable year during which a U.S. shareholder owns our common stock, such U.S. shareholder will generally continue to be subject to the PFIC regime described below regardless of whether we are treated as a PFIC in any subsequent taxable year. If we are treated as a PFIC for any taxable year, a U.S. Holder will be required to file Form 8621 with the IRS under Section 1298(f) of the Code. See “Taxation—U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC for any taxable year. In addition, as a result of being treated as a PFIC for the 2013 taxable year, any dividends paid by us during 2013 and 2014 will not be eligible to be treated as “qualified dividend income,” which would otherwise be eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

Fluctuations in exchange rates could affect our results of operations because we generate a portion of our expenses in currencies other than U.S. dollars.

We will generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euros. During 2013, approximately 7.3% of our expenses were in Euros and approximately 0.2% were in currencies other than the U.S. dollar or Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular, the Euro. Should the Euro appreciate relative to the U.S. dollar in future periods, our expenses will increase in U.S. dollar terms, thereby decreasing our net income. We have not hedged these risks and therefore our operating results could suffer as a result.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor’s performance of audits of SEC registrants and our auditor’s quality controls. The PCAOB issued its report which can be found on the PCAOB website. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

RISKS RELATED TO OUR RELATIONSHIP WITH OUR FLEET MANAGER AND ITS AFFILIATES

Upon delivery of vessels we acquire, we will be dependent on our Fleet Manager to perform the day-to-daymanagement of our fleet.

Our executive management team consists of our President and Chief Executive Officer, Evangelos Pistiolis, our Chief Financial Officer, Alexandros Tsirikos, our Executive Vice President, Vangelis Ikonomou, and our Chief Technical Officer, Demetris Souroullas. Upon delivery of each newbuilding vessel and of any other vessel we acquire, we will subcontract the day-to-day management of such vessel, including crewing, maintenance and repair, to our Fleet Manager. Our Fleet Manager is a related party controlled by our Chief Executive Officer. We will be dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager’s services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; and

•	successfully execute our growth strategy.

Our Fleet Manager is a privately held company and there may be limited or nopublicly available information about it.

Our Fleet Manager is a privately held company. The ability of our Fleet Manager to provide services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager’s financial strength, and there may be limited publicly available information about its financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and its other clients.

Upon delivery of each newbuilding vessel and any other vessel we may acquire, we will subcontract the day-to-day technical and commercial management of such vessel, including crewing, maintenance, supply provisioning and repair, to our Fleet Manager. Our Fleet Manager currently provides similar services for vessels owned by other shipping companies, and it may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager’s performance of its obligations to us, on the one hand, and our Fleet Manager’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with obtaining new charters and/or the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

RISKS RELATED TO OUR INDUSTRY

Our earnings may be adversely affected if we do not successfully employ our vessels once they are delivered.

Given current market conditions, we will seek to deploy our vessels on time and bareboat charters in a manner that will help us achieve a steady flow of earnings. Although period charters provide relatively steady streams of revenue, vessels committed to period charters will not be available for spot voyages during an upturn in the tanker industry cycle when spot voyages might be more profitable. If we can’t employ our vessels on profitable time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

The international tanker industry is both cyclical and highly volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, our vessel values and our results of operations.

The international tanker industry in which we operate is cyclical with attendant high volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility among different types of vessels has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline.

Changes in spot rates and time charters can not only affect the revenues we will receive from operations, but can also affect the value of our vessels, even if they are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels. Factors affecting the supply and demand for our vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in tanker industry conditions are also unpredictable. Factors that influence demand for tanker vessel capacity include:

•	supply and demand for refined petroleum products and crude oil;

•	changes in crude oil production and refining capacity and resulting shifts in trade flows for crude oil and petroleum products;

•	the location of regional and global crude oil refining facilities that affect the distance commodities are to be moved by sea;

•	global and regional economic and political conditions, including developments in international trade, fluctuations in regional production, and armed conflicts, terrorist activities and strikes;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather, natural disasters and other acts of God, including hurricanes and typhoons;

•	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of ocean-going vessel capacity include:

•	the number of newbuilding deliveries;

•	current and expected purchase orders for vessels;

•	the scrapping rate of older vessels;

•	vessel freight rates;

•	the price of steel and vessel equipment;

•	technological advances in the design and capacity of vessels;

•	potential conversion of vessels to alternative use;

•	vessel casualties;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage;

•	the number of vessels that are out of service at a given time; and

•	changes in global crude oil production.

The international tanker shipping industry has experienced drastic downturns after experiencing historically high charter rates and vessel values in early 2008, and a continued downturn in this market may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants.

The Baltic Dirty Tanker Index, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and tanker vessel sizes, declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%. While the index rose to 677 as of April 17, 2014 there can be no assurance that the crude oil charter market will increase further, and the market could decline. The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009. The index rose to 908 as of December 23, 2011, but has since dropped again to 529 as of April 17, 2014. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that OPEC and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. Starting from 2009 and up to 2013, the above-mentioned factors affecting the Baltic Dirty and Clean Tanker Indices partially subsided, allowing for the modest recovery of rates and a stabilization of tanker vessel values; however, tanker vessel oversupply has suppressed any increase in rates or values due to increases in crude oil or oil product demand.

A further decline in charter rates could have a material adverse effect on our business, financial condition and results of operations. If the charter rates in the tanker market decline from their current level, our future earnings may be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Cyprus, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

If economic conditions throughout the world do not improve, it will impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide has remained at very low levels compared to the period proceeding 2008.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. As a result, continued economic slowdown in the Asia Pacific region, especially in Japan and China, may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated by government officials to average 7.6% for the year ended December 31, 2013, as compared to approximately 7.8% for the year ended December 31, 2012, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or at all or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and may cause the price of our common shares to decline.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels will operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the International Convention for the Prevention of

Pollution from Ships, or MARPOL, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the Maritime Labor Convention of 2006, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

We are subject to international safety regulations and requirements imposed by classification societies and the failure to complywith these regulations may subject us to increased liability, may adverselyaffect our insurance coverage and may result in a denial of access to, ordetention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, incentives or mandates for renewable energy, requirements for new fuel standards, limits on vessel speeds and local requirements for shore-side electrical power for vessels in port. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Our vessels may suffer damage due to the inherent operational risks of theseaborne transportation industry and we may experience unexpected dry-dockingcosts and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world’s top oil producer by 2017, according to an annual long-term report by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. According to the IEA report a continued fall in U.S. oil imports is expected with North America becoming a net oil exporter by around 2030. In recent years, the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005 and is expected to fall to around 39% in 2013 as a result of lower consumption and the substantial increase in domestic crude oil production. Under current U.S. law, exports of U.S.-origin crude oil are prohibited except under very narrow circumstances, although exports of refined products are permitted. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels. The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia. As of December 31, 2013, newbuilding orders have been placed for an aggregate of approximately 11% of the existing global tanker fleet with the bulk of deliveries expected during 2014 to 2015.

An over-supply of tanker capacity has already resulted in a reduction of charter hire rates. If further reduction occurs, we may be unable to find profitable charters for our vessels. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

World events could adversely affect our results of operations and financial condition.

The continuing conflicts and recent developments in Korea, the Middle East, including Egypt, North Africa, including Libya, and Ukraine and the presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could adversely affect trade patterns and our operations by causing delays in shipping or making shipping impossible on certain routes. As a result, any of these occurrences could have a material adverse impact on our business, financial condition and results of operations and our vessels and customers.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected which could adversely affect our business, operating results and financial condition.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of, delay in the loading, off-loading or delivery of, the contents of our vessels or the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

Rising fuel prices may adversely affect our business.

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Currently fuel prices are near historical highs, however fuel may become even more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. When our vessels are under period employment the fuel cost is borne by the charterer.

RISKS RELATING TO OUR COMMON SHARES AND WARRANTS AND TO THE OFFERING

If we cannot complete the purchase of the vessels we intend to purchase with the proceeds of this offering, we may use the proceeds of this offering for general corporate purposes with which you may not agree.

We intend to use the proceeds of this offering to finance part of our contractual commitments in relation to our fleet. If Hyundai Mipo Dockyard Co., Ltd. fails to deliver any of our newbuilding vessels, or if the seller of Hull S406 fails to deliver the vessel to us , or if we cancel a construction contract or an MOA because a seller has not met its obligations to us, our management will have the discretion to apply the proceeds of this offering that we would have used to purchase those vessels to acquire other vessels or for general corporate purposes with which you may not agree. We will not escrow the proceeds from this offering and we will not return the proceeds to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels.

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market, which we refer to as Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2013, the closing price of our common shares experienced a high of $16.80 on July 29, 2013 and a low of $2.80 on June 3, 2014, and our common shares traded at $2.90 on June 5, 2014. On August 21, 2012, we received a notification of deficiency from Nasdaq stating that market value of our publicly-held shares fell below certain minimum requirements for listing on the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. Nasdaq has since notified us that we regained compliance within the applicable grace period. In addition, because the market price of our common shares has dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. Furthermore, if the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

The market price of our common shares is due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	market conditions in the shipping industry and the general state of the securities markets;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation;

•	a general or industry-specific decline in the demand for, and price of, our common shares resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel; and

•	our failure to successfully implement our business plan.

Holders of our warrants will have no rights as a shareholder until such holders exercise their warrants and acquire our common shares.

Until you acquire our common shares upon exercise of your warrants, you will have no rights with respect to the common shares underlying such warrants. Upon exercise of your warrants, you will be entitled to exercise the rights of a shareholder only as to matters of which the record date occurs after the exercise date. The warrants do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants offered by this prospectus supplement and accompanying prospectus may exercise their right to acquire the common shares and pay an exercise price of $2.50 per share, 125% of public offering price of the common stock, until years from the date of issuance, after which date any unexercised warrants will expire and have no further value. Moreover, following this offering, the market value of the warrants is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their public offering price. There can be no assurance that the market price of the common shares will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

There is no public market for the warrants to purchase common shares being sold in this offering.

The warrants to be issued in this offering will not be listed for trading on any stock exchange. There is no established public trading market for the warrants being offered in this offering and we do not expect a market to develop. Without an active market, the liquidity of the warrants will be limited. Further, the existence of the warrants may act to reduce both the trading volume and the trading price of our common shares.

There may not be a continuing public market for you to resell our common shares.

Our common shares began trading in July of 2004 on the Nasdaq National Market, and our common shares currently trade on the Nasdaq Global Select Market; however, an active and liquid public market for our common shares may not continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. As noted above, on August 21, 2012, we received a notification of deficiency from Nasdaq stating that market value of our publicly-held shares fell below certain minimum requirements for listing on the Nasdaq Global Select Market, with a grace period of 180 calendar days to regain compliance. Nasdaq has since notified us that we regained compliance within the applicable grace period.

Further, lack of trading volume in our stock may affect investors’ ability to sell their shares. Our common shares have been experiencing low daily trading volumes in the market. As a result, an investor may be unable to sell all of such investor’s shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

We have authorized 1,000,000,000 shares for issuance, and 8,310,004 shares are issued and outstanding as of the date of this prospectus. Following the completion of this offering, we will have 18,310,004 common shares outstanding (or 19,810,004 common shares if the underwriters exercise their over-allotment option in full), which represents an increase of approximately 120% in our outstanding common shares (or 138% if the underwriters exercise their over-allotment option in full.) We will also have 5,000,000 outstanding warrants issued in this offering to purchase up to 5,000,000 common shares. We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, including pursuant to the MOA we have entered into for Hull S406, repayment of outstanding indebtedness, or our equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices significantly below the price at which previous shareholders invested.

Our issuance of additional common shares or other equity securities of equal or senior rank could have the following additional effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	decrease our earnings per share if we become profitable;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

Evangelos J. Pistiolis, our President, Chief Executive Officer and Director indirectly holds approximately 61.6% of our common shares and has the power to exert control over us, which may limit your ability to influence our actions.

As of the date of this prospectus, Sovereign Holdings Inc., or Sovereign, Epsilon Holdings Inc and Oscar Shipholding Ltd, three companies that are wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, own, directly or indirectly, approximately 61.6% of our outstanding common shares, and will own approximately 27.9% of our common shares upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Due to the number of shares it owns, Mr. Pistiolis, through Sovereign, Epsilon Holdings Inc and Oscar Shipholding Ltd, has the power to exert control over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

We cannot assure you that our Board of Directors will declare dividends.

The declaration and payment of dividends, if any, will always be subject to the discretion of our Board of Directors. On April 6, 2006 our Board of Directors decided to discontinue our policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board of Directors and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability. Our Board of Directors will determine the timing and amount of all dividend payments, based on various factors, including our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The international shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this section of the prospectus. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, any credit facilities that we may enter into in the future may include restrictions on our ability to pay dividends.

We are incorporated in the Republic of the Marshall Islands, which does nothave a well-developed body of corporate law and as a result, shareholders mayhave fewer rights and protections under Marshall Islands law than under atypical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and By-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our Board of Directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified Board of Directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for the directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we have entered into a Stockholders Rights Agreement that will make it more difficult for a third party to acquire us without the support of our Board of Directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common shares and your ability to realize any potential change of control premium.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operations including requirements for double hull tankers, changes in Top Ships Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Commission.

See the section entitled “Risk Factors,” beginning on page 12, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $18.6 million or approximately $21.4 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the warrants issued pursuant to this offering.

We intend to use the majority of the proceeds from this offering to finance part of our contractual commitments in relation to our fleet and to apply any amounts not used for this purpose for working capital and general corporate purposes. We have remaining contractual commitments for the acquisition of our fleet totaling approximately $158.1 million, including $22.1 million, $28.2 million, $28.2 million, $26.0 million and $26.2 million pursuant to our newbuilding agreements for Hull S407, Hull S418, Hull S419, Hull S414 and Hull S417, respectively, and $27.4 million pursuant to our MOA for Hull S406. Of these contractual commitments for the acquisition of our fleet, $40.2 million is payable in 2014, $51.4 million in 2015 and $66.4 million in 2016. Following the completion of this offering, we intend to obtain debt financing for a majority of the $27.4 million payment due upon delivery of Hull No. S406, expected in the second quarter of 2014, and to fund the balance, or, in the event we are unable to obtain debt financing, the entire amount of this payment, with the proceeds from this offering. We plan to finance the remaining contractual cash commitments for our fleet with the net proceeds of this offering, borrowings under new credit facilities, cash flows from operations and net proceeds from securities offered in the public and private debt capital markets. You may not agree with how we use the proceeds of this offering. See “Risk Factors” beginning on page 12. We will not escrow the proceeds of this offering and we will not return the proceeds if we do not take delivery of one or more of our newbuilding vessels.

OUR DIVIDEND POLICY

On April 6, 2006, our Board of Directors decided to discontinue our policy of paying regular quarterly dividends. The declaration and payment of any future special dividends shall remain subject to the discretion of the Board of Directors and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.

Because by the time we take delivery of the vessels of our fleet we will be a holding company with no material assets other than the stock of our subsidiaries that will own the vessels, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. The ability of our vessel-owning or other subsidiaries to pay dividends to us may also be restricted by, among other things, the provisions of future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. See also “Risk Factors.”

CAPITALIZATION

The following table sets forth our consolidated capitalization at March 31, 2014:

•	on an actual basis; and

•	on an adjusted basis to give effect to:

•	the sale of 10,000,000 common shares and 5,000,000 warrants in this offering at offering prices of $2.00 per common share and $0.00001 per warrant and to reflect the application of the net proceeds after deducting the underwriting discounts and offering expenses, provided that the underwriting discount shall not be payable with respect to shares and warrants which certain existing shareholders have agreed to purchase in an amount of $5.0 million.

The information set forth in the table gives effect to a one-for-seven reverse split of our common shares effective as of April 21, 2014. There have been no other significant adjustments to our capitalization since March 31, 2014.

	As at March 31, 2014
(Expressed in thousands of U.S. Dollars)	Actual	As Adjusted
Debt:
Total debt	—	—
Shareholders’ equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 8,310,004 shares issued and outstanding at March 31, 2014 and 18,310,004 shares issued and outstanding as adjusted(1);	$83	$183
Additional paid-in capital	305,982	324,437
Accumulated deficit	(278,629)	(278,629)

Total equity	27,436	45,991

Total capitalization	$27,436	$45,991

(1)	Excludes (i) any common shares issuable upon exercise of the underwriters’ option to purchase additional common shares and warrants to cover any over-allotments, and (ii) any common shares issuable, if any, from the exercise of the warrants issued pursuant to this offering.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial data and other operating data for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. The following selected historical consolidated financial data is derived from our consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The consolidated financial data for the three months ended March 31, 2013 and 2014, and as of March 31, 2013 and 2014, have been derived from our unaudited interim condensed consolidated financial statements. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2014.

We have not included any historical financial data relating to the results of operations from the period before the acquisition of the vessels, whether acquired directly or by way of acquisition of the related vessel owning companies. Historical information relating to financial performance is not material to our decision to acquire a specific vessel and is even less so in the case of a vessel under construction that has not yet had any operations. Our decision to acquire a vessel is based on an assessment of factors that we expect will prevail when we own and operate the vessel. Therefore, we do not believe that historical financial information of a vessel prior to its acquisition by us is relevant either to us or to our investors. Please see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels before their Acquisition.”

Our audited consolidated financial statements of comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheets at December 2012 and 2013, together with the notes thereto, are included elsewhere in this prospectus and should be read in their entirety.

Our unaudited interim condensed consolidated financial statements of comprehensive income and cash flows for the three months ended March 31, 2013 and 2014 and the consolidated balance sheets and shareholders’ equity as of March 31, 2014, together with the notes thereto, are included elsewhere in this prospectus and should be read in their entirety.

All references to our common shares and per-share data included in the selected historical consolidated financial data below have been retrospectively adjusted to reflect the one-for-seven reverse stock split effective on April 21, 2014.

U.S. Dollars in thousands, except per share data	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2009	2010	2011	2012	2013
STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

Revenues	$7,474	$449	$107,979	$90,875	$79,723	$31,428	$20,074
Other income	—		—	—	872	—	—
Voyage expenses	196	6	3,372	2,468	7,743	1,023	663
Charter hire expense	—		10,827	480	2,380	—	—
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller’s credit	—		(7,799)	—	—	—	—
Lease termination expense	—		15,391	—	5,750	—	—
Vessel operating expenses	—		23,739	12,853	10,368	814	745
Dry-docking costs	—		4,602	4,103	1,327	—	—
Management fees-third parties	—		419	159	439	—	—
Management fees-related parties	158	33	—	3,131	5,730	2,345	1,351
General and administrative expenses	431	344	23,416	18,142	15,364	7,078	3,258
(Gain)/Loss on sale of vessels	—		—	(5,101)	62,543	—	(14)
Vessel depreciation	2,021	—	31,585	32,376	25,327	11,458	6,429
Impairment on vessels	—		36,638	—	114,674	61,484	—
Gain on disposal of subsidiaries	—		—	—	—	—	(1,591)

U.S. Dollars in thousands, except per share data	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2009	2010	2011	2012	2013
Operating (loss)/income	$4,668	$66	$(34,211)	$22,264	$(171,050)	$(52,774)	$9,233

Interest and finance costs	(1,912)	(44)	(13,969)	(14,776)	(16,283)	(9,345)	(7,443)
Loss on derivative financial instruments	(69)	—	(2,081)	(5,057)	(1,793)	(447)	(171)
Interest income	29	37	235	136	95	175	131
Other (expense) / income, net	10	(5)	(170)	(54)	(81)	(1,593)	(342)

Net (loss) / income	$2,726	$54	$(50,196)	$2,513	$(189,112)	$(63,984)	$1,408
Other Comprehensive income / (loss)	—	—	64	(51)	—	—	—
Comprehensive (loss)/income	$2,726	$54	$(50,132)	$2,462	$(189,112)	$(63,984)	$1,408
(Loss) / earnings per share, basic and diluted	$1.12	$0.02	$(124.31)	$5.60	$(209.97)	(26.36)	$0.58
Weighted average common shares outstanding, basic	2,431,113	3,232,168	403,294	439,325	900,668	2,427,083	2,437,361
Weighted average common shares outstanding, diluted	2,432,184	3,232,168	403,294	439,677	900,668	2,427,083	2,444,504

U.S. dollars in thousands, except fleet data and average daily results	Three Months Ended March 31, 2014	Year Ended December 31,
		2009	2010	2011	2012	2013
BALANCE SHEET DATA
Current assets	$3,365	$3,787	$3,420	$14,866	$26,735	$10,262
Total assets	39,380	675,149	622,091	296,373	211,415	27,868
Current liabilities, including current portion of long-term debt	7,959	427,953	366,609	219,690	193,630	8,605
Non-current liabilities	3,985	—	—	—	4,706	4,468
Total debt	—	399,087	337,377	193,749	172,619	—
Common stock	83	5	5	24	24	25
Stockholders’ equity	27,436	247,196	255,482	76,684	13,079	14,795

	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2009	2010	2011	2012	2013
FLEET DATA
Total number of vessels at end of period	7	—	13.0	13.0	7.0	7.0	0.0
Average number of vessels(1)	7	—	13.7	13.1	11.7	7.0	5.1
Total calendar days for fleet(2)	630	—	5,008	4,781	4,281	2,562	1,852
Total available days for fleet(3)	630	—	4,813	4,686	4,218	2,546	1,852
Total operating days for fleet(4)	630	—	4,775	4,676	4,180	2,544	1,852
Total time charter days for fleet	—	—	2,841	2,076	1,109	124	—
Total bareboat charter days for fleet	630	—	1,934	2,555	2,551	2,420	1,852
Total spot market days for fleet	—	—	—	45	520	—	—
Fleet utilization(5)	100%	—%	99.20%	99.80%	99.1%	99.92%	100.00%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	$11,552	—	$21,907	$18,907	$17,220	$11,951	$10,484
Vessel operating expenses(7)	—	—	$4,740	$2,688	$2,422	$318	$402
General and administrative expenses(8)	$684	—	$4,676	$3,795	$3,589	$2,763	$1,759

(1)	Average number of vessels is the number of vessels that constituted our fleet (including leased vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(3)	Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric, for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.
(4)	Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.
(5)	Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization, for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.
(6)	Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.
(7)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate.

U.S. dollars in thousands, except for total operating days and average daily time charter equivalent	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2009	2010	2011	2012	2013
Revenues	$7,474	$449	$107,979	$90,875	$79,723	$31,428	$20,074
Less:
Voyage expenses	(196)	(6)	(3,372)	(2,468)	(7,743)	(1,023)	(663)
Time charter equivalent revenues	$7,278	$443	$104,607	$88,407	$71,980	$30,405	$19,411
Total operating days	630	—	4,775	4,676	4,180	2,544	1,852
Average Daily Time Charter Equivalent (TCE)	$11,552	—	$21,907	$18,907	$17,220	$11,951	$10,484

PRICE RANGE OF OUR COMMON SHARES

Our common shares trade on the Nasdaq Global Select Market under the symbol “TOPS.” All share prices have been adjusted to account for a 1-for-10 reverse stock split of our common shares effected on June 24, 2011 and a 1-for-7 reverse stock split of our common shares effected on April 21, 2014. The following table sets forth the high and low closing prices for each of the periods indicated for our common shares.

	High	Low
For the Year Ended December 31,
2013	$20.51	$4.90
2012	$36.40	$6.16
2011	$81.20	$7.00
2010	$91.00	$43.40
2009	$271.60	$47.18

For the Quarter Ended
March 31, 2014	$14.77	$8.47
December 31, 2013	$14.70	$9.10
September 30, 2013	$20.51	$9.17
June 30, 2013	$12.18	$8.12
March 31, 2013	$10.85	$4.90

December 31, 2012	$10.15	$6.16
September 30, 2012	$13.09	$7.77
June 30, 2012	$26.25	$8.47
March 31, 2012	$20.23	$7.00

For the Month
June 2014 (through and including June 5, 2014)	$3.25	$2.90
May 2014	$6.37	$3.62
April 2014	$10.15	$6.57
March 2014	$10.50	$9.66
February 2014	$12.18	$8.47
January 2014	$14.77	$11.20
December 2013	$14.70	$10.29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following presentation of management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing elsewhere in this prospectus. You should also carefully read the following discussion with “Risk Factors,” “The International Refined Petroleum Products Shipping Industry,” “Forward-Looking Statements” and “Selected Financial and Other Data.” The consolidated financial statements as of and for the years ended December 31, 2013, 2012, 2011 and 2010 as well as the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 and 2014 have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. Dollars unless otherwise indicated.

Overview

We are a provider of international seaborne transportation services, carrying petroleum products and crude oil for the oil industry. As of the date of this prospectus, our fleet of product/chemical tankers is expected to consist of six newbuilding vessels, including four 50,000 dwt product/chemical tankers and two 39,000 dwt product/chemical tankers, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. between the second quarter of 2014 and the third quarter of 2016. We do not own any operating vessels as of the date of this prospectus.

We intend to continue to review the market in order to identify potential acquisition targets on terms which are accretive to our earnings per share.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Segments and Continuing Operations

Following the acquisition of five drybulk vessels in 2007, we reported our income in two segments, the tanker segment and the drybulk segment. In 2011, we sold four of our drybulk vessels and held the fifth drybulk vessel for sale, the M/V Evian. As a result, we determined that as of December 31, 2011, our drybulk segment should be reflected as discontinued operations. During 2012, we entered into a bareboat agreement to charter-out the M/V Evian through December 15, 2014 at a rate of $7,000 per day and decided to change the plan of sale of the M/V Evian. As of December 31, 2012, we reclassified the M/V Evian as held for use. As a result, the Dry bulk business was reclassified to continuing operations for all periods presented. In evaluating the ongoing business operations, the Company determined that since tankers and dry bulk carriers have similar economic characteristics, and as the chief operating decision maker reviews operating results solely by revenue per day and operating results of the fleet, we concluded that in 2012 and 2013 we operated under one segment.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect both the amount of revenues and expenses that we record during that period.

•

Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs, or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning.

•	Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•	Bareboat Charter Rates. Under a bareboat charter party, all operating costs, voyage costs and cargo-related costs are covered by the charterer, who takes both the operational and the shipping market risk.

•	TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

In accordance with GAAP measures, we report revenues in our income statements and include voyage expenses among our expenses. However, in the shipping industry the economic decisions are based on vessels’ deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, management uses TCE as it provides a means of comparison between different types of vessel employment and, therefore, assists the decision-making process.

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil products or bulk cargo and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to our Fleet Manager, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage and operating costs are paid by the charterer.

As of the date of this prospectus, we do not own any operating vessels. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

Voyage Expenses

Voyage expenses primarily consist of port charges, canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are primarily driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid.

Charter Hire Expenses

Charter hire expenses include lease payments for vessels we charter-in. In October 2010, we entered into a bareboat charter-in agreement for the M/T Delos that required us to make lease payments through September 2015, however, in October 15, 2011, we terminated the bareboat charter for the M/T Delos and redelivered the vessel to its owners. Please see Note 17 of our unaudited interim condensed consolidated financial statements included herein.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and value added tax, or VAT, and other miscellaneous expenses for vessels that we own or lease under our operating leases. We analyze vessel operating expenses on a U.S. dollar/day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Dry-docking Costs

Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, the billing currency of the yard, the number of days the vessel is off-hire and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. Please see Note 2 of our consolidated financial statements included herein. In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information, please see “Business—Environmental and Other Regulations.”

Management Fees—Third Parties

These costs relate to management fees to non-related parties.

Management Fees—Related Parties

As of March 31, 2014, we had outsourced to Central Shipping Monaco SAM (“CSM”), a related party controlled by the Company’s Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of our vessels. We outsourced the above functions pursuant to a letter agreement concluded between CSM and Top Ships and management agreements concluded between CSM and our vessel-owning subsidiaries on March 10, 2014. From July 1, 2010 until March 10, 2014, Central Mare Inc (“Central Mare”), a related party controlled by the family of the Company’s Chief Executive Officer, was responsible for all of the chartering, operational and technical management of our fleet.

General and Administrative Expenses

Our general and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer as well as certain administrative employees.

General and administrative expenses are mainly Euro denominated, except for some legal fees and share-based compensation related expenses and are therefore affected by the conversion rate of the U.S. dollar versus the Euro.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense was directly related with the repayment schedule of our loans, the prevailing LIBOR at the time and the relevant margin. Currently the only liability we have that bears interest that fluctuates according to the prevailing LIBOR rates relates to the outstanding balance of the termination fee outstanding (see Note 17 to our unaudited interim condensed consolidated financial statements included herein).

Inflation

Inflation has not had a material effect on our expenses. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

Lack of Historical Operating Data for Vessels Before Their Acquisition

We have not included any historical financial data relating to the results of operations from the period before the acquisition of the vessels, whether acquired directly or by way of acquisition of the related vessel owning companies. Historical information relating to financial performance is not material to our decision to acquire a specific vessel and is even less so in the case of a vessel under construction that has not yet had any operations. Our decision to acquire a vessel is based on an assessment of factors that we expect will prevail when we own and operate the vessel. Therefore, we do not believe that historical financial information of a vessel prior to its acquisition by us is relevant either to us or to our investors. Consistent with shipping industry practice, we treat the acquisition of vessels, whether direct acquisition of a vessel or acquisition of a ship owning company, as the acquisition of an asset rather than a business.

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (a “novation agreement”) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we allocate the purchase price to identified tangible and intangible assets or liabilities based on their relative fair values. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate for an equivalent vessel and the contracted charter rate. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized as a reduction or increase to revenue over the remaining period of the charter.

During 2011, 2012 and 2013, we did not acquire any vessels with existing time charter arrangements.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers; and

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:

•	ownership, employment and operation of tankers; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of tankers.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charter hire for our tankers;

•	utilization of our tankers (earnings efficiency);

•	levels of our tankers’ operating expenses and dry-docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2014

The following table depicts changes in the results of operations for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

	Three months ended March 31		Change March 31, 2013 vs March 31, 2014
	2013	2014
	($ in thousands)		$	%
Voyage Revenues	7,474	449	(7,025)	-94.0%
Voyage expenses	196	6	(190)	-96.9%
Vessel depreciation	2,021	—	(2,021)	-100.0%
Management fees—related parties	158	33	(125)	-79.1%
General and administrative expenses	431	344	(87)	-20.2%
Expenses	2,806	383	(2,423)	-86.4%
Operating income (loss)	4,668	66	(4,602)	-98.6%
Interest and finance costs	(1,912)	(44)	(1,868)	-97.7%
Gain / (loss) on financial instruments	(69)	—	(69)	-100.0%
Interest income	29	37	8	27.6%
Other, net	10	(5)	(15)	-150.0%
Total other income (expenses), net	(1,942)	(12)	(1,930)	-99.4%
Net gain (loss)	2,726	54	(2,672)	-98.0%

PERIOD IN PERIOD COMPARISON OF OPERATING RESULTS

1. Voyage Revenues

			Change March 31, 2013 vs March 31,
	Three months ended March 31,
	2013	2014	2014
	($ in thousands)		$	%
Revenues	7,474	449	(7,025)	-94.0%

During the three months ended March 31, 2014, revenues decreased by $7.0 million, or 94.0%, compared to the three months ended March 31, 2013. This decrease was due to the sale of M/T UACC Sila in April 30, 2013 and the disposal in October 2013 of the subsidiaries which owned our six remaining vessels (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) that resulted in a reduction in revenue of $7.5 million as in the first quarter of 2014 we had no operating vessels. This reduction was offset by a collection of demurrage revenue amounting to $0.4 million for the vessel M/T Noiseless that was due from 2007.

Expenses

1. Voyage expenses

	Three months ended March 31,		Change March 31, 2013 vs March 31,
	2013	2014	2014
	($ in thousands)		$	%
Voyage expenses	196	6	(190)	-96,9%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

During the three months ended March 31, 2014, voyage expenses decreased by $0.2 million, or 96.9%, compared to the three months ended March 31, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013. As in the first quarter of 2014 we had no operating vessels we incurred no voyage expenses apart from an insignificant amount relating to voyage commissions on demurrage income.

2. Vessel depreciation

	Three months ended March 31,		Change March 31, 2013 vs March 31,
	2013	2014	2014
	($ in thousands)		$	%
Vessel depreciation	2,021	—	(2,021)	-100,0%

During the three months ended March 31, 2014, vessel depreciation decreased by $2 million, or 100%, compared to the three months ended March 31, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013. As in the first quarter of 2014 we had no operating vessels we incurred no vessel depreciation expense.

3. Management fees—related parties

	Three months ended March 31,		Change March 31, 2013 vs March 31,
	2013	2014	2014
	($ in thousands)		$	%
Management fees—related parties	158	33	(125)	-79,1%

During the three months ended March 31, 2014, management fees to related parties decreased by $0.1 million, or 79.1%, compared to the three months ended March 31, 2013. This decrease was due to the sale of our fleet in the period from April to October 2013. As in the first quarter of 2014 we had no operating vessels, the management fees incurred to related parties that related mainly to the provision of accounting, reporting and information-system related services.

4. General and administrative expenses

	Three months ended March 31,		Change March 31, 2013 vs March 31,
	2013	2014	2014
	($ in thousands)		$	%
General and administrative expenses	431	344	(87)	-20,2%

During the three months ended March 31, 2014, our general and administrative expenses decreased by $0.1 million, or 20.2%, compared to the three months ended March 31, 2013. This decrease is mainly due to a reduction in manager and employee related expenses of $0.2 million as a result of our management’s effort to contain costs. Also, during the first quarter of 2014, depreciation of other fixed assets (non-vessels) decreased by $0.1 million and stock-based compensation decreased by $0.1 million. These decreases were offset by an foreign exchange gain of $0.1 million in the first quarter of 2013, absent in the first quarter of 2014, an increase in other general and administrative expenses of $0.1 million and an increase in legal and consulting fees of $0.1 million.

5. Interest and Finance Costs

	Three months ended March 31,		Change March 31, 2013 vs March 31,
	2013	2014	2014
	($ in thousands)		$	%
Interest and Finance Costs	(1,912)	(44)	(1,868)	-97,7%

During the three months ended March 31, 2014, interest and finance costs decreased by $1.9 million, or 97.7%, compared to the three months ended March 31, 2013. The decrease is due to the fact that during the first quarter of 2014 we had no senior indebtedness since we repaid the DVB facility of M/T UACC Sila in April 2013, we transferred all of the senior debt outstanding of six remaining shipowning companies to AMCI Products Limited in October 2013 and we repaid all of our bridge loans also in October 2013.

6. Loss on derivative financial instruments

	Three months ended March 31,		Change March 31, 2013 vs March 31,
	2013	2014	2014
	($ in thousands)		$	%
Loss on derivative financial instruments	(69)	—	(69)	-100,0%

During the three months ended March 31, 2014, fair value loss on derivative financial instruments decreased by $0.1 million, or 100%, compared to the three months ended March 31, 2013, mainly due to the maturity of one swap with Piraeus Bank (ex Egnatia Bank) in June 2013 and the maturity of another swap by HSH Nordbank AG, or HSH, in March 2013. Furthermore, two swaps with HSH were transferred on October 16, 2013 to AMCI Products Limited as per the agreement for the sale of the ship-owning company of M/V Evian.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following table depicts changes in the results of operations for 2013 compared to 2012 and 2012 compared to 2011.

	Year Ended December 31,			Change
				YE12 v YE11		YE13 v YE12
	2011	2012	2013	$	%	$	%
	($ in thousands)
Voyage Revenues	79,723	31,428	20,074	(48,295)	-60,6%	(11,354)	-36.1%
Other Income	872	—	—	(872)	-100.0	—	—%
Voyage expenses	7,743	1,023	663	(6,720)	-86.8%	(360)	-35.2%
Charter hire expense	2,380	—	—	(2,380)	-100.0%	—	—%
Lease termination expense	5,750	—	—	(5,750)	-100.0	—	—%
Vessel operating expenses	10,368	814	745	(9,554)	-92.1%	(69)	-8.5%
Dry-docking costs	1,327	—	—	(1,327)	-100.0%	—	—%
Depreciation	25,327	11,458	6,429	(13,869)	-54.8%	(5,029)	-43.9%
Management fees-third parties	439	—	—	(439)	-100.0%	—	—%
Management fees-related parties	5,730	2,345	1,351	(3,385)	-59.1%	(994)	-42.4%
General and administrative expenses	15,364	7,078	3,258	(8,286)	-53.9%	(3,820)	-54.0%
Loss/(Gain) on sale of vessels	62,543	—	(14)	(62,543)	-100.0%	(14)	-100.0%
Gain on disposal of subsidiaries	—	—	(1,591)	—	—	(1,591)	-100.0%
Impairment on vessels	114,674	61,484	—	(53,190)	-46.4%	(61,484)	-100.0%
Expenses	251,645	84,202	10,841	(167,443)	-66.5%	(73,361)	-87.1%
Operating income (loss)	(171,050)	(52,774)	9,233	118,276	-69.1%	62,007	-117.5%
Interest and finance costs	(16,283)	(9,345)	(7,443)	(6,938)	-42.6%	(1,902)	-20.4%
Loss on derivative financial instruments	(1,793)	(447)	(171)	(1,346)	-75.1%	(276)	-61.7%
Interest income	95	175	131	80	84.2%	(44)	-25.1%
Other, net	(81)	(1,593)	(342)	1,512	1866.7%	(1,251)	-78.5%
Total other expenses, net	(18,062)	(11,210)	(7,825)	6,852	-37.9%	3,385	-30.2%
Net income (loss)	(189,112)	(63,984)	1,408	125,128	-66.2%	65,392	-102.2%

The table below presents the key measures for each of the years 2011, 2012 and 2013. Please see “Selected Financial Data” for a reconciliation of Average Daily TCE to revenues.

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11	YE13 v YE12
				%	%
FLEET**
Total number of vessels at end of period	7.0	7.0	0.0	0.0%	-100.0%
Average number of vessels	11.7	7.0	5.1	-40.3%	-27.5%
Total operating days for fleet under spot charters	520	0.0	0.0	-100.0%	0.0%
Total operating days for fleet under time charters	1,109	124	0.0	-88.8%	-100.0%
Total operating days for fleet under bareboat charters	2,551	2,420	1,852	-5.1%	-23.5%
Average TCE ($/day)	17,220	11,951	10,484	-30.6%	-12.3%

** Includes a bareboat chartered-in vessel (M/T Delos) up to October 2011.

Year on Year Comparison of Operating Results

1. Voyage Revenues

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Revenues	79,723	31,428	20,074	(48,295)	-60.6%	(11,354)	-36.1%

2013 vs. 2012

During 2013, revenues decreased by $11.4 million, or 36.1%, compared to 2012. This decrease was mainly due to the disposal of the subsidiaries which owned our 6 operating vessels in October 2013 (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) that resulted in a revenue decrease of $6.1 million, due to the sale of M/T UACC Sila in April of 2013 that resulted in a revenue decrease of $2.5 million, due to a write off of $1.8 million in 2013 relating to uncollected revenue from the charterer of M/V Evian, due to a write off of $0.6 million in 2013 relating to uncollected revenue from the charterer of M/T Miss Marilena and due to a collection in 2012 of a demurrage related claim of $0.4 million for the M/T Timeless (the vessel’s lease was terminated in 2008), absent in 2013.

2012 vs. 2011

During 2012, revenues decreased by $48.3 million, or 60.6%, compared to 2011. This is due to the absence of revenue from the M/V Amalfi that was sold in August 2011, which contributed to the revenue decrease by $3.3 million, the absence of revenue from the M/V Astrale that was sold in July 2011, which contributed to the revenue decrease by $3.5 million, the absence of revenue from the M/V Cyclades that was sold in November 2011, which contributed to the revenue decrease by $13.4 million, the absence of revenue from the M/T Ioannis P. that was sold in November 2011, which contributed to the revenue decrease by $8.0 million, the absence of revenue from the M/V Pepito that was sold in December 2011, which contributed to the revenue decrease by $9.7 million, the absence of revenue from the M/T Delos the charter of which was terminated in October 2011, which contributed to the revenue decrease by $5.1 million, and due to the absence of revenue from the M/V Evian due to early termination of its charter in January 2012 and the rechartering of the vessel at a significantly lower rate, which contributed to the revenue decrease by $6.3 million. These decreases in revenue were partially offset by the collection in 2012 of a demurrage related claim of $0.4 million for the M/T Timeless (the vessel’s lease was terminated in 2008) and the fact that the M/T UACC Sila and the M/T UACC Shams were re-chartered in April and May 2011, respectively, with a higher rate that led to an increase of revenue in 2012 of $0.3 million and $0.3 million, respectively.

2. Other Income

In 2011, we recognized $0.9 million of other income, relating to income from the sale of lubricants and bunkers to the new charterers of the M/T UACC Sila and M/T UACC Shams.

Expenses

1. Voyage expenses

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Voyage Expenses	7,743	1,023	663	(6,720)	-86.8%	(360)	-35.2%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

2013 vs. 2012

During 2013, voyage expenses decreased by $0.4 million, or 35.2%, compared to 2012. This decrease was mainly due to the disposal of the subsidiaries which owned our 6 operating vessels in October 2013 (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) that resulted in decreased voyage expenses of $0.2 million, due to the absence of voyage expenses (mainly fuel) of the M/T Delos that contributed to the voyage expenses decrease by $0.1 million, a write off of voyage expenses in 2012 relating to brokerage commissions for the vessel M/V Cyclades that was sold in November 2011 amounting to $0.1 million and the reduction of voyage expenses relating to brokerage commissions for the vessel M/T UACC Sila due to its sale in April 2013 amounting to $0.1 million. These decreases were offset by increased voyage expenses for M/V Evian amounting to $0.1 million.

2012 vs. 2011

During 2012, voyage expenses decreased by $6.7 million, or 86.8%, compared to 2011 mainly as a result of the absence of expenses from the M/T Ioannis P. that was sold in November 2011, which contributed to the voyage expenses decrease by $4.2 million, and the absence of expenses from the M/T Delos, the charter of which was terminated in October 2011, which contributed to the voyage expenses decrease by $2.0 million and the absence of expenses from the M/V Cyclades that was sold in November 2011, which contributed to the voyage expenses decrease by $0.6 million.

2. Charter hire expenses

In 2011, we incurred $2.4 million of charter hire expenses due to chartering-in of the M/T Delos for 9.5 months.

3. Lease termination expense

In 2011, we terminated the bareboat charter for the M/T Delos and redelivered the vessel to its owners. The termination agreement provided for the payment of an early termination fee of $5.75 million.

4. Vessel operating expenses

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Vessel Operating Expenses	10,368	814	745	(9,554)	-92.1%	(69)	–	8.5%

2013 vs. 2012

During 2013, vessel operating expenses decreased by $0.1 million, or 8.5%, compared to 2012 due to the fact that in 2013 we incurred $0.1 million less operating expenses for the M/V Evian compared to 2012 (see Note 15 to our consolidated financial statements included herein).

2012 vs. 2011

During 2012, vessel operating expenses decreased by $9.6 million, or 92.1%, compared to 2011 due to the fact that in 2012 we only had one vessel, the M/V Evian on time charter for five months and all of our other vessels, including the M/V Evian, after May 2012 were on bareboat charter and incurred minimal operating expenses, mainly relating to insurance and inspections.

5. Dry-docking costs

During 2011, dry-docking costs amounted to $1.3 million due to the drydocking of M/V Pepito.

6. Vessel depreciation

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Vessel Depreciation	25,327	11,458	6,429	(13,869)	-54.8%	(5,029)	-43.9%

2013 vs. 2012

During 2013, vessel depreciation decreased by $5 million, or 43.9%, compared to 2012. This decrease was mainly due to the disposal of the subsidiaries which owned 5 of our vessels in October 2013 (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, and Hongbo) that resulted in the reduction of depreciation expense of $3.7 million. Furthermore the absence of depreciation for M/T UACC Sila in 2013 (as it was held for sale up to April 2013 and then sold), further reduced depreciation expense by $1.9 million. These decreases were offset by increased depreciation expense for M/V Evian in 2013 that amounted to $0.6 million, as it was held for sale in 2012 while in 2013 it was treated as held for use.

2012 vs. 2011

During 2012, vessel depreciation decreased by $13.9 million, or 54.8%, compared to 2011. This is due to the employment of M/V Amalfi up to its sale in August 2011, which resulted in a depreciation expense of $1.6 million, the employment of the M/V Astrale up to its sale in July 2011, which resulted in a depreciation expense of $2.1 million, the employment of the M/V Cyclades up to its sale in November 2011, which resulted in a depreciation expense of $2.8 million, the employment of the M/T Ioannis P. up to its sale in November 2011, which resulted in a depreciation expense of $1.0 million, the employment of the M/V Pepito up to its sale in December 2011, which resulted in a depreciation expense of $4.0 million and finally due to the fact that M/V Evian was depreciated in 2011 but not in 2012 since it was classified as held for sale resulting in a difference of $2.4 million.

7. Management fees—third parties

During 2011, sub-manager fees amounted to $0.4 million

8. Management fees—related parties

Fees paid to International Ship Management for the management of the M/T Delos are included in Management Fees—related parties. Please see Note 7 of the consolidated financial statements included in this prospectus.

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Management fees—related parties	5,730	2,345	1,351	(3,385)	-59.1%	(994)	-42.4%

2013 vs. 2012

During 2013, management fees for related parties decreased by $1.0 million or 42.4% compared to 2012. This is due to a reduction of management fees by $1.8 million that resulted from the renegotiation of the management fee structure that became effective from January 1, 2013 which resulted in a decrease in variable management fees and the cancelation of fixed management fees (see F. Tabular Disclosure of Contractual Obligations—Other Contractual Obligations). This decrease was offset by an increase in management fees resulting from termination fees payable as per the shipmanagement agreements between Central Mare and the vessel owning subsidiaries of the six vessels sold on October 16, 2013, due to early termination without 12 months notice, which amounted to $0.8 million.

2012 vs. 2011

During 2012, management fees for related parties decreased by $3.4 million or 59.1% compared to 2011. This is due to the reduced vessel-related management fees due to the sale of M/V Amalfi in August 2011, which contributed to the management fees decrease by $0.3 million, the reduced vessel-related management fees due to the sale of M/V Astrale in July 2011, which contributed to the management fees decrease by $0.3 million, the reduced vessel-related management fees due to the sale of M/V Cyclades in November 2011, which contributed to the management fees decrease by $0.4 million, the reduced vessel-related management fees due to the sale of M/T Ioannis P. in November 2011, which contributed to the management fees decrease by $0.4 million, the reduced vessel-related management fees due to the sale of M/V Pepito in December 2011, which contributed to the management fees decrease by $0.5 million, the reduced vessel-related management fees due to the termination of M/T Delos charter in October 2011, which contributed to the management fees decrease by $0.3 million, and finally due to the reduction in the non-vessel related accounting and reporting fees in 2011 fixed management fees, which contributed to the management fees decrease by $1.2 million.

9. General and administrative expenses

General and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer, and certain administrative employees. For further information, please see Note 7 of the consolidated financial statements included in this prospectus.

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
General and Administrative Expenses	15,364	7,078	3,258	(8,286)	-53.9%	(3,820)	-54.0%

2013 vs. 2012

During 2013, our general and administrative expenses decreased by $3.8 million, or 54.0%, compared to 2012. This decrease is mainly due to a reduction in manager and employee related expenses of $1.8 million as a result of our management’s effort to contain costs. Also, during 2013, legal and consulting fees decreased by $0.8 million, depreciation of other fixed assets (non-vessels) decreased by $0.7 million, due to the acceleration of leasehold improvements depreciation in our Athens office in 2012 (see F. Tabular Disclosure of Contractual Obligations—Operating Leases), other general and administrative expenses decreased by $0.6 million, rent expense decreased by $0.4 million, travelling expenses decreased by $0.2 million and utilities and repairs decreased by $0.1 million. These decreases were offset by an increase in bonuses of $0.8 million.

2012 vs. 2011

During 2012, our general and administrative expenses decreased by $8.3 million, or 53.9%, compared to 2011. This decrease is mainly due to a reduction in manager and employee related expenses of $2.3 million as a result of our management’s effort to contain costs. Also, during 2012, bonuses decreased by $1.4 million, stock-based compensation expense decreased by $1.0 million, mainly due to the fact that most of our award plans granted to our senior management and directors matured and were not renewed. Additionally, travelling expenses decreased by $0.8 million, depreciation of other fixed assets (non-vessels) decreased by $0.8 million, due to the acceleration of leasehold improvements depreciation in our Athens office (see F. Tabular Disclosure of Contractual Obligations—Operating Leases), legal and consulting fees decreased by $0.7 million, rent expense decreased by $0.6 million and, other general and administrative expenses decreased by $0.5 million and audit fees decreased by $0.2 million.

10. (Loss)/Gain on sale of vessels

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Loss/(Gain) on sale of vessels	62,543	—	(14)	(62,543)	-100%	(14)	-100%

In April 2013, we sold the M/T UACC Sila and realized an immaterial gain from the sale since, as of December 31, 2012, we classified the vessel as held for sale and measured it at the lower of the carrying amount and fair value less costs to sell.

During 2012, we did not sell any vessels.

During 2011, we recognized a gain of $2.6 million from the sale of the M/T Ioannis P, , a loss of $40.0 million from the sale of the M/V Cyclades and a loss of $25.1 million from the sale of the M/V Pepito.

11. Loss on disposal of subsidiaries

On October 16, 2013 we sold the shipowning subsidiaries which owned the six vessels of our fleet (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party, for an aggregate cash consideration of $173 million less $135 million in debt and swap obligations of the Shipowning companies that were assumed by the buyers. This transaction resulted in a gain of $1.6 million.

12. Impairment on vessels

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Impairment on vessels	114,674	61,484	—	(53,190)	-46.4%	(61,484)	-100%

During 2013, we did not recognize an impairment loss.

During 2012, we classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $17.0 million. Furthermore, in December 2012, we tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and their probability-weighted undiscounted expected cash flows were determined to be lower than the vessels carrying values. Consequently, we wrote the vessels down to their fair values and recognized an impairment charge of $46.6 million. The impairment charge was partially offset by a write-up of $2.1 million for the M/V Evian, due to our classification of the M/V Evian as held for use as at December 31, 2012 and our measurement of the vessel at its fair value (see Note 18 to our consolidated financial statements included herein).

During 2011, before the sale of the M/V Amalfi and the M/V Astrale and impairment charge was recognized of $29.6 million and $40 million, respectively. Furthermore, in June 2011, we tested the M/V Evian for impairment and we determined that its probability-weighted undiscounted expected cash flows were lower than the vessel’s carrying value and consequently we wrote the vessel down to its fair value less costs to sell and recognized an impairment charge of $32.1 million. Finally, in December 2011 we classified the M/V Evian as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an additional impairment charge of $13 million.

13. Interest and Finance Costs

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Interest and finance costs	(16,283)	(9,345)	(7,443)	6,938	-42.6%	1,902	-20.4%

2013 vs. 2012

During 2013, interest and finance costs decreased by $1.9 million, or 20.3% compared to 2012. The decrease is mainly due to a $2.7 million decrease in interest expense mainly from the reduction of debt outstanding due to the sale of the six shipowning companies that owned our fleet together with all their outstanding loan balances to AMCI Products Limited in October 2013 and a $0.4 million decrease in amortization of the debt discount relating to convertible loans (in 2012 we terminated the conversion feature of our Laurasia facilities). These decreases were offset by a $0.6 million increase in other financing costs resulting mainly from a $0.5 million fee charged by the bank holding the mortgage on the M/T Hongbo in order to permit the sale of the ship-owning company of the vessel to AMCI Products Limited, an increase of $0.4 million in amortization of finance fees resulting mainly from a $0.4 million accelerated amortization of finance fees outstanding of M/T UACC Sila due its sale in April 2013, a $0.2 million of interest expense relating to the M/T Delos termination fee outstanding (please see the information in this section under the heading “Operating Leases”) that was absent in 2012 and a $0.1 million increase in bank charges.

2012 vs. 2011

During 2012, interest and finance costs decreased by $6.9 million, or 42.6%, compared to 2011. The decrease is mainly due to a $3.6 million decrease in amortization of the debt discount relating to convertible loans (in 2012 we terminated the conversion feature of our Laurasia facilities), a $2.8 million decrease in interest expense mainly due to the reduction of debt outstanding due to the reduction of our fleet in 2011 and a $0.8 million decrease in amortization of finance fees. This was offset by a $0.3 million increase in other financing costs.

14. Loss on derivative financial instruments

	Year Ended December 31,			Change
	2011	2012	2013	YE12 v YE11		YE13 v YE12
	($ in thousands)			$	%	$	%
Loss on Derivative Financial Instruments	(1,793)	(447)	(171)	1,346	-75.1%	276	-61.7%

2013 vs. 2012

During 2013, fair value loss on derivative financial instruments decreased by $0.3 million, mainly due to the maturity of one swap with Piraeus Bank (ex Egnatia Bank) in June 2013 and the maturity of another swap by HSH Nordbank AG, or HSH, in March 2013. Furthermore, two swaps with HSH were transferred on October 16, 2013 to AMCI Products Limited as per the agreement for the sale of the ship-owning company of M/V Evian.

2012 vs. 2011

During 2012, fair value loss on derivative financial instruments decreased by $1.3 million, mainly due to the reduction in the time to maturity of all of our swaps and also due to the reduction in our total notional exposure as we terminated one swap with HSH, in August 2011, in connection with the sale of M/V Amalfi, we terminated two swaps with RBS in November 2011, in connection with the sale of M/T Ioannis P., and one DVB swap matured in March 2012.

B. Liquidity and Capital Resources

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of March 31, 2014, we had no debt facilities in place.

As of March 31, 2014, our cash balances amounted to $4.1 million. Of this amount, $1.6 million is inaccessible to the Company as a result of being held as cash collateral for the interest rate swap agreement we have with Alpha Bank. Please see the information in this section under the heading “Interest Rate Risk”.

Working Capital Requirements and Sources of Capital

As of March 31, 2014, we had a working capital deficit (current assets less current liabilities) of $4.5 million. This working capital deficit consisted of the following (figures in $ millions):

Total current assets	3.4
Other current liabilities	6.8
Current portion of derivative financial instruments	1.1
Total current liabilities	7.9
Working capital deficit	4.5
Less other capital requirements for the coming twelve months:
Advances for vessel acquisitions	62.1
Management Fees	0.3
Cash deficit (Working capital deficit less other capital requirements)	66.9

As of December 31, 2013 we had a working capital deficit (current assets less current liabilities) of $1.7 million. This working capital deficit consisted of the following (figures in $ millions):

Total current assets	10.3
Other current liabilities	7.5
Current portion of derivative financial instruments	1.1
Total current liabilities	8.6
Working capital surplus	1.7
Less other capital requirements for the coming 12 months:
Management Fees	0.2
Cash surplus (Working capital surplus less other capital requirements)	1.5

Our material capital requirements in the coming twelve months are expected to be as follows (figures in $ millions):

Interest payments (swaps)	1.1
Termination fee payments for M/T Delos	0.9
Termination fee interest for M/T Delos	0.1
Management Fees	0.3
Advances for vessel acquisitions	62.1
Total material capital requirements:	64.5

Our operating cash flow for the remainder of 2014 is expected to decrease compared to the same period in 2013, since we do not expect to generate any revenue until we take delivery of our first newbuilding vessel in Q2 2014. We expect to finance our capital requirements through our cash balances, bank debt proceeds, debt and / or equity offerings and other sources such as funds from our major shareholder.

Cash Flow Information

Unrestricted cash and cash equivalents were $2.5 million as of March 31, 2014. Unrestricted cash and cash equivalents were $0.0 million as of December 31, 2012 and $9.7 million as of December 31, 2013 respectively.

Cash Flow Information for the Three Months Ended March 31, 2013 And March 31, 2014

Net Cash Provided by Operating Activities.

Net cash provided by operating activities decreased by $4.4 million, or 146%, during the three months ended March 31, 2014 to $(1.4) million, compared to $3.0 million for the three months ended March 31, 2013. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivative financial instruments.

Non-cash adjustments to reconcile net income to net cash provided by operating activities for the three months ended March 31, 2014 totaled $0.3 million that consisted mainly of $0.3 million relating to gain from the valuation of derivative financial instruments. The cash outflow from operations resulted mainly from a $1.1 million movement in working capital.

Net Cash Provided By Investing Activities

Net cash used in investing activities in the three months ended March 31, 2014 was $5.8 million, consisting of $6.0 million cash paid for vessel acquisitions. These were partially offset by a $0.2 million decrease in restricted cash.

Net Cash Used in Financing Activities.

No cash was used in nor provided from financing activities in the three months ended March 31, 2014.

Cash Flow Information for the Years Ended December 31, 2012 And December 31, 2013

Net Cash Provided by Operating Activities.

Net cash provided by operating activities decreased by $12.0 million, or 79.5%, for 2013 to $3.1 million, compared to $15.1 million for 2012. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivative financial instruments.

Non-cash adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2013 totaled $5.0 million. This consisted mainly of the following adjustments: $6.8 million of depreciation expenses; $1.8 million of amortization of deferred finance fees; $0.3 million relating to share-based compensation. These adjustments were partially offset by a $2.3 million gain from the valuation of derivative financial instruments and a $1.6 million gain from disposal of subsidiaries. The cash inflow from operations resulted mainly from a $1.0 million decrease in current assets and a $4.3 million decrease in current liabilities.

Non-cash adjustments to reconcile net loss to net cash provided by operating activities for the year ended December 31, 2012 totaled $74 million. This consisted mainly of the following adjustments: $61.5 million of impairment losses; $12.5 million of depreciation expenses; $1.8 million of amortization of deferred finance fees and debt discount; $0.4 million relating to share-based compensation; $0.3 million from an increase in provisions for doubtful accounts and $0.2 million from the loss on sale of other fixed assets. These adjustments were partially offset by a $2.7 million gain from the valuation of derivative financial instruments. The cash inflow from operations resulted mainly from a $3.8 million decrease in current assets and a $1.3 million increase in current liabilities.

Net Cash Provided By Investing Activities.

Net cash provided by investing activities during 2013 was $51.0 million, consisting primarily from $25.2 million in proceeds from the sale of a vessel and $37.6 million in net proceeds from the disposal of subsidiaries and a decrease in restricted cash of $2.6 million and $0.1 million from the sale of other fixed assets. These were partially offset by a $14.4 million cash outflow for advances for vessels under construction.

Net cash provided by investing activities during 2012 was $6.0 million, consisting primarily from a decrease in restricted cash of $5.9 million and $0.1 million from the sale of other fixed assets.

Net Cash Used in Financing Activities.

Net cash used in financing activities for 2013 was $44.3 million, consisting primarily of $30.4 million of debt prepayments, relating to the prepayment of the facility of M/T UACC Sila that was sold in April 2013 and the prepayment of all our bridge loans in October 2013, $11.1 million of scheduled debt repayments and $2.8 million payment of finance fees mainly relating to the bridge loans we prepaid.

Net cash used in financing activities for 2012 was $21.1 million, consisting primarily of $16.7 million of scheduled debt repayments and $5.0 million of debt prepayments relating to application of pledged amounts towards the outstanding balances in our loans with HSH and the prepayment of a bridge loan we took for working capital purposes from Shipping Financial Services, a related party ultimately controlled by the family of our Chief Executive Officer, in May 2012 and repaid less than a week later. This cash outflow was offset by $0.5 million of proceeds from bridge loans from the abovementioned bridge loan.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2013 ($ in millions):

		Payments due by period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) Operating leases (A)	$0.4	$0.0	$0.1	$0.1	$0.2
(2) (i) Termination fee payments for M/T Delos (B)	$4.7	$0.8	$1.6	$2.3	$0.0
(ii) Termination fee interest for M/T Delos (C)	$0.3	$0.1	$0.2	$0.0	$0.0
(3) Management Fee (D)	$0.2	$0.2	$0.0	$0.0	$0.0
(4) Vessel acquisitions (E)	$57.6	$0.0	$57.6	$0.0	$0.0
Total	$63.2	$1.1	$59.5	$2.4	$0.2

A.	Relates to the minimum rentals payable for the office space.
B.	Relates to the termination fee installments payable to the owners of the M/T Delos (Tranche A and Trance B) (please see the information in this section under the heading “Operating Leases”).
C.	Relates to the interest payments deriving from the M/T Delos termination agreement. We have assumed an interest rate of 3.24% going forward (fixed margin of 3% plus a LIBOR estimate of 0.24%) (please see the information in this section under the heading “Operating Leases”).
D.

Relates to our obligation for monthly fees under our latest letter agreement with Central Mare. These fees cover the provision of information-system related services and services in connection with compliance to the Section 404 of the Sarbanes-Oxley Act of 2002 as well as services rendered in relation to the maintenance of proper books and records and services in relation to financial reporting requirements under Commission and NASDAQ rules. These fees have been estimated up to the delivery of our first newbuilding product tanker. Please see Note 7 of the consolidated financial statements contained in this prospectus. After the acquisition of Hull S406 that we agreed on February 6, 2014, we will have an operating vessel in May 2014 so the management fees will be renegotiated. On March 7, 2014 we terminated the Letter Agreement with Central Mare without incurring any penalties and on March 10, 2014 we entered into a new Letter Agreement with CSM. Based on this agreement the management fees for 2014 will be $0.2 million, for the next 1-3 years will be $2.3 million, for the next 3-5 years will be $3.9 million and for more than 5 years will be $3.5 million. Please see “Certain Relationships and Related -Party Transactions—Newbuilding Acquisitions.”
E.	Relates to the remaining installments for the acquisition of our two newbuilding vessels in Q1 and Q3 of 2015. Please see “Certain Relationships and Related -Party Transactions—Newbuilding Acquisitions.” After the acquisition of Hull S406. which we agreed to on February 6, 2014, and the cancelation of the acquisition of the newbuilding vessel due for delivery in Q1 2015, the contractual obligations for vessel acquisitions will be $30.9 million in 2014 and $28.0 million in 2015. On March 19, 2014, we also entered into four separate share purchase agreements to purchase companies that own shipbuilding contracts for Hulls S407, S414, S417, S418 and S419 in exchange for a total consideration of $43.3 million that we paid as follows: $2.5 million in cash and $40.8 million in newly-issued common shares, issued at $7.00 per share. Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, we will have the right to buy back the shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share. As of the date of this prospectus, the contractual obligations for vessel acquisitions will be $40.2 million in 2014, $51.4 million in 2015 and $66.4 million in 2016.

(1) Debt Facilities:

As of December 31, 2013, we had no outstanding indebtedness.

(a) HSH Credit Facilities:

Following the sale of the ship-owning companies of the vessels M/V Evian, M/T Miss Marilena, M/T UACC Shams and M/T Britto on October 16, 2013, the balance under the HSH credit facility was transferred to the buyers.

(b) DVB Credit Facility:

Following the sale of the ship-owning company of the vessel M/T Hongbo on October 16, 2013, the balance under the DVB credit facility was transferred to the buyers.

(c) Alpha Bank Credit Facility:

Following the sale of the ship-owning company of the vessel M/T Lichtenstein on October 16, 2013, the balance under the Alpha Bank credit facility was transferred to the buyers.

(d) Laurasia Trading Ltd Credit Facility

This facility was repaid in full on October 17, 2013.

(e) Shipping Financial Services Inc. Credit Facility

The facility was repaid in full on October 22, 2013.

(f) Central Mare Inc. Credit Facility

The facility was repaid in full on October 24, 2013.

Operating Leases:

On October 1, 2010, we entered into a bareboat charter agreement to lease the M/T Delos until September 30, 2015 at an average daily rate of $5,219. The charter agreement included the option for the charterers to purchase the M/T Delos at the end of the five year charter period. The bareboat charter agreement was accounted for as an operating lease. We terminated this agreement on October 15, 2011 by agreeing to pay a termination fee of $5.75 million. On January 1, 2013, we entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 that amounted to $5.31 million was divided into two tranches; “Tranche A” ($4.5 million) that bears an interest of 3% plus Libor and “Tranche B” ($0.8 million) that does not bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule. As of December 31, 2013, the termination fee outstanding was $4.7 million.

($ in millions) Year Ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2014	$0.8
2015	0.8
2016	0.8
2017	1.5	$0.8
	$3.9	$0.8

According to this agreement we pay monthly interest payments.

We lease office space at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Greece from an unrelated party. Our lease is for a duration of 12 years and began on May 2006 with a lessee’s option for an extension of 10 years. We currently pay $0.04 million annually under the lease. As a result of this agreement, we made a revision in the useful life of certain assets that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $0.56 million included in general and administrative expenses for 2010 and an accelerated depreciation of $0.9 million included in general and administrative expenses for 2011. On January 1, 2013, the agreement was amended again to reduce the annual rent to $0.04 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2013). It was also agreed to revert occupancy in an even larger area of the leased office space. All other terms of the lease remained unchanged. The revision in useful life of these assets resulted in an accelerated depreciation of $0.62 million included in general and administrative expenses for 2012.

Other Contractual Obligations:

Since July 1, 2010, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships and management agreements concluded between Central Mare and our then vessel-owning subsidiaries. The letter agreement was amended on January 1, 2012 resulting in a decrease in the fixed management fees, with all other terms remaining unchanged. On January 1, 2013 we amended the letter agreement again resulting in a decrease in the variable management fees to $250 per vessel per day that includes operational, technical and commercial functions, services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to our maintenance of proper books and records, services in relation to our financial reporting requirements under SEC and Nasdaq rules and regulations, the provision of information-system related services, commercial operations and freight collection services, with all other terms remaining unchanged. On October 16, 2013 the letter agreement was amended again and it now provides for a fixed monthly fee of $15,000 for the provision of all the abovementioned services, for the period when we do not have any ships.

On March 7, 2014 we terminated the Letter Agreement with Central Mare without incurring any penalties and on March 10, 2014 we entered into a new Letter Agreement with CSM (see Certain Relationships and Related-Party Transactions).

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of our Chief Executive Officer, pursuant to which Central Mare furnishes our executive officers to us.

These agreements were entered into in exchange for terminating prior employment agreements. In addition, on March 1, 2011, we entered into an agreement with Central Mare, pursuant to which Central Mare furnishes certain administrative employees. On July 1, 2012, both of these agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided.

Other major capital expenditures will include funding the maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that the vessels that are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years. Vessels 15 years or older are required to undergo dry-dock intermediate survey every 2.5 years and not use in-water surveys for this purpose. The abovementioned capital expenditures are not borne by us when our vessels are employed on bareboat charters.

Critical Accounting Policies:

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with USGAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements and to our unaudited interim condensed consolidated financial statements included herein.

Vessel depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost of the vessel less its residual value which is estimated to be $160 per light-weight ton. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge and possibility of an impairment loss.

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean-going and weather conditions that the vessel is subject to, or poor quality of the shipbuilding yard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations become effective. Weak freight markets may result in owners scrapping more vessels and scrapping them earlier due to unattractive returns. An increase in the useful life of the vessel may result from superior vessel maintenance performed, favorable ocean-going and weather conditions the vessel is subjected to, superior quality of the shipbuilding yard, or high freight rates which result in owners scrapping the vessels later due to attractive cash flows.

Impairment of vessels: We evaluate the carrying amounts and periods over which long-lived assets are depreciated on a semi-annual basis to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

In order to perform the undiscounted cash flow test, we make assumptions about future charter rates, commissions, vessel operating expenses, drydock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels’ useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of three-year time charter rates for the next three years and the most recent eight-year average of the one-year time charter rates for each vessels’ category) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation derived from the most recent twenty-year average consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.

During 2011, charter rates decreased, resulting in the deterioration of asset values, but the drybulk carriers experienced the steepest drop. We sold all our dry bulk vessels during 2011 with the exception of the M/V Evian, which we had classified as held for sale at December 31, 2011. As a result, we recorded an impairment loss of $114 million for the year ended December 31, 2011 that is included in the accompanying statement of operations. We did not record an impairment charge for our tanker vessels in 2011 because we determined that the undiscounted cash flows for these vessels exceeded their book values.

During 2012, vessel oversupply decreased charter rates and further decreased vessel values. We considered these conditions as indicators of a potential impairment for our vessels. In December 2012, we tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and assigned a medium probability to sell them. This assumption, together with the deteriorating charter rates, significantly reduced the probability-weighted undiscounted expected cash flows, which we determined to be lower than the vessels carrying values. Consequently we wrote the vessels down to their fair values and recognized an impairment charge of $46.6 million.

During 2013 and up to June 30, fears of vessel oversupply and market disruptions led to high charter rate volatility and to a further decrease in vessel values. These are conditions that we considered to be indicators of potential impairment. We performed the undiscounted cash flow test as of June 30, 2013 and determined that the carrying amounts of our vessels held for use were recoverable.

Derivatives. We designate our derivatives based upon the criteria established by the FASB in its accounting guidance for derivatives and hedging activities. The accounting guidance for derivatives requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period on the income statement. For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income / (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in the income statement.

We have not applied hedge accounting to our interest rate swaps. Additionally, we have not adjusted the fair value of our derivative liabilities for non-performance risk as we expect to be able to perform under the contractual terms of our derivative agreements, such as making cash payments at periodic net settlement dates or upon termination. Please refer to the information in this section under the heading “Liquidity and Capital Resources—Working Capital Requirements and Sources of Capital” for further information.

OFF-BALANCE-SHEET ARRANGEMENTS

As of December 31, 2013, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our Risk Management Policy

Our primary market risks relate to adverse movements in freight rates in the product tanker market. Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counterparties to minimize our exposure to the risks. With regard to bunker prices, as our employment policy for our vessels has been and is expected to continue to be with a high percentage of our fleet on period employment, we are not directly exposed with respect to those vessels to increases in bunker fuel prices, as these are the responsibility of the charterer under period charter arrangements.

Interest Rate Risk

As of March 31, 2014 we bear no interest rate risk since we have no senior outstanding indebtedness and our only interest rate swap arrangement is not pegged to a floating interest rate. The only exposure we have to floating interest rates relates to the outstanding balance of the termination fee outstanding (see Note 17 to our unaudited interim condensed consolidated financial statements included herein).

Set forth below is a table of our interest rate swap arrangements as of March 31, 2014 and December 31, 2013 (in thousands of U.S. dollars).

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value—Liability
		March 31, 2014				December 31, 2013	March 31, 2014
ALPHA BANK	1	$20,000	7 years	March 30, 2008	$	$(1,697)	$(1,416)

SWAP Nr 1. Under this SWAP agreement, we received an upfront amount of $1.5 million. During the first year, we received a fixed rate of 5.25% and paid a fixed rate of 5.50%. From the second year, we receive quarterly a fixed rate of 5.25% and we pay a rate of 5.10%, if either of two conditions are met: i) the difference between the

10 year Euro swap rate and the 2 year Euro swap rate is greater or equal than -0.15% and ii) the six month USD LIBOR is between 1.00% and 6.00%. Otherwise, we pay 10.85% less 5.75% multiplied by a cushion consisting of the number of days that either of the above two conditions are not met, divided by the total number of days of the period multiplied by the previous quarter’s cushion. The first cushion, as of the end of the first year, was set to 1. During the third and fourth quarter of 2009, the six month USD LIBOR has been consistently below 1% and the cushion has become zero. As a result we will be paying 10.85% until the instrument’s maturity date.

Foreign Exchange Rate Fluctuation

We generate all of our revenues in U.S. dollars but incur certain expenses in currencies other than U.S. dollars, mainly Euro. During 2013, approximately 7.3% of our expenses were in Euro and approximately 0.2% were in other currencies than the U.S. dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2012, and using an average exchange rate of $1.2861 / 1 Euro, a 5% decrease in the exchange rate to $1.2218 / 1 Euro, would result in an expense saving of approximately $0.35 million. Based on our total expenses for the year ended December 31, 2013, and using as an average exchange rate of $1.328 / 1 Euro, a 5% decrease in the exchange rate to $1.262 / 1 Euro, would result in an expense saving of approximately $0.06 million.

THE INTERNATIONAL REFINED PETROLEUM PRODUCTS SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the product tanker shipping industry has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Overview

The maritime shipping industry is fundamental to international trade and is often the only practicable and cost effective means of transporting large volumes of many essential commodities. In turn, the refined petroleum products (products) shipping industry provides a vital link in the global energy supply chain. The market for petroleum products is highly competitive, with ship charter hires rates sensitive to changes in demand for and supply of capacity, and are consequently cyclical and volatile in nature.

In broad terms, demand for products traded by sea is principally affected by world and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in the regional prices. The close relationship which exists between changes in global economic activity and seaborne refined products trade is shown in the chart below.

World GDP and Seaborne Products Trade

(Percent Change Year on Year)

Source: Drewry

Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics) together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with demand for products slowing significantly in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually in 2012 and 2013 with the general improvement in the economic climate.

Product tankers carry refined products, such as fuel oil and vacuum gas oil (often referred to as ‘dirty products’), gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’), and sometimes crude oil. In addition, some product tankers are able to carry bulk liquid chemicals and edible oils and fats. The basic structure of the market is shown in the diagram below.

Source: Drewry

Clean petroleum products (e.g., gasoline, gas oil, aviation fuel, including distillates) are carried by International Maritime Organisation (IMO) and non IMO certified tankers. IMO tankers also carry depending on their tank coatings a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.

Over the past ten years, seaborne products trade has grown at an average rate of 4.6%, over four times the growth rate of the crude oil trade. Over the past five years, the growth rates have been 3.8% for oil products, and -0.2% for crude oil. Recent trends in world seaborne product, crude oil and bulk liquid chemical trades (which provide employment for some product tankers) are summarized in the table below.

World Seaborne Tanker Trades

(Mill T = Million Tons)

Year	Oil Products		Chemicals		Crude Oil		Total		Global GDP (IMF)
	Mill T	% y-o-y	Mill T	y-o-y	Mill T	% y-o-y	Mill T	% y-o-y	% y-o-y
2000	555		111		1,764		2,430		4.8%
2001	570	2.7%	114	3.0%	1,181	3.1%	2,502	3.0%	2.3%
2002	567	-0.5%	122	7.0%	1,828	0.5%	2,516	0.6%	2.9%
2003	611	7.7%	129	5.9%	1,937	6.0%	2,677	6.4%	3.7%
2004	637	4.2%	139	8.0%	2,043	5.5%	2,819	5.3%	5.0%
2005	696	9.4%	152	9.4%	2,076	1.6%	2,924	3.7%	4.6%
2006	740	6.3%	161	5.4%	2,086	0.5%	2,987	2.1%	5.3%
2007	738	-0.3%	175	9.0%	2,102	0.8%	3,015	1.0%	5.4%
2008	793	7.5%	177	1.1%	2,111	0.4%	3,081	2.2%	2.6%
2009	834	5.1%	180	1.7%	2,025	-4.1%	3,039	-1.4%	-0.9%
2010	883	5.9%	187	3.9%	2,066	2.0%	3,136	3.2%	5.2%
2011	912	1.3%	196	4.8%	2,032	-1.6%	3,140	0.1%	3.9%
2012	937	2.7%	200	2.0%	2,075	2.1%	3,212	2.3%	3.2%
2013 (1)	956	2.0%	204	2.0%	2,090	0.7%	3,250	1.2%	2.9%

CAGR (2008-2013)	3.8%		2.9%		-0.2%		1.1%
CAGR (2003-2013)	4.6%		4.7%		0.8%		2.0%

(1)	Provisional

Source: Drewry

Ship supply is determined by the size of the existing fleet as measured by cargo carrying capacity. Changes in supply are influenced by a variety of factors, primarily the size of the existing fleet by number and ship size, the rate of deliveries of newbuildings and levels of scrapping and loss, which make up deletions from the fleet. Other operating efficiency factors (for example, port congestion and vessels speed) also play a role in shaping total supply.

The fleet of ships available to transport products comprises of both normal product tankers and a group of ships often referred to as product/chemical tankers. This latter group is able to switch between trading in oil products and chemicals and hence they represent a “swing” element in supply. However, the potential impact of such ships may be somewhat limited as chemicals for example are normally moved in small lots which are not economical for larger ships to carry. Furthermore, the types of chemicals that are actually listed in such ships’ certificate of fitness are usually also limited. Hence, the following analysis only considers the product tanker fleet. In January 2014 this fleet consisted of 1,255 ships with a combined capacity of 72.6 million dwt.

The Product Tanker Fleet

Year (end period)	Product Tankers (1)
	000 Dwt	% Y-o-Y
2002	35,385	-0.5%
2003	35,841	1.3%
2004	39,958	11.5%
2005	43,650	9.2%
2006	47,405	8.6%
2007	52,187	10.1%
2008	58,041	11.2%
2009	65,614	13.0%
2010	67,254	2.5%
2011	69,049	2.7%
2012	70,815	2.6%
2013	73,165	3.3%
Jan-14	72,600

Orderbook Jan 2014	15,700

Orderbook % Fleet	21,7%

(1)	Based on Ships 10,000 dwt +

Source: Drewry

The existing supply/demand balance for shipping capacity is the primary factor in determining charter rates. Product tanker charter rates were generally depressed in the period after the financial crisis as a result of the global economic slowdown and a high volume of deliveries causing surplus capacity in the market, but have since started to show some improvement.

The charter market is highly competitive. Competition is based primarily on the offered charter rate, the location and technical specification of the vessel and the reputation of the vessel and its manager. Typically, the agreed terms are based on standard industry charter parties prepared to streamline the negotiation and documentation processes. The most common types of employment structures for products tankers are:

•	Spot market: The vessel earns income for each individual voyage and owner pays for bunkers and port charges. Earnings are dependent on prevailing market conditions, which can be highly volatile. Idle time between voyages is possible depending on the availability of cargo and position of the vessel.

•	Contract of affreightment (or COAs): Contracts of affreightment are agreements by vessel owners to carry quantities of a specific cargo on a particular route or routes over a given period of time using ships chosen by the vessel owners within specified restrictions. Contracts of affreightment function as a long-term series of spot charters, except that the owner is not required to use a specific vessel to transport the cargo, but instead may use any vessel in its fleet and in some cases a “take or pay” clause will be common.

•	Time charter. A time charter is a contract for the hire of a vessel for a certain period of time, with the vessel owner being responsible for providing the crew and paying operating costs, while the charterer is responsible for fuel and other voyage costs. A time charter is comparable to an operating lease. Sometime charters also have profit sharing arrangements, the details of which vary from charter to charter.

•	Bareboat charter: The ship owner charters the vessel to another company (the charterer) for a pre-agreed period and daily rate. The charterer is responsible for operating the vessel and for payment of the charter rates. A bareboat charter is comparable to a finance lease / capital lease.

•	Pool employment: The vessel is part of a fleet of similar vessels, brought together by their owners in order to exploit efficiencies and benefit from a profit sharing mechanism. The operator of the pool sources different cargo shipment contracts and directs the vessels in an efficient way to service these contractual obligations. Pools can benefit from profit and loss sharing effects and the benefits of potentially less idle time through coordination of vessel movements, but vessels sailing in a pool will also be vulnerable to adverse market conditions.

There is also a second hand market for ships, with vessels changing hands between owners. The second hand sale and purchase market is relatively liquid for product tankers, with vessels changing hands between owners on a regular basis. Second hand prices are generally influenced by potential earnings.

The Product Tanker Shipping Industry

Oil Consumption

Oil has been the world’s primary energy source for a number of decades and in 2013 accounted for approximately one third of global energy consumption. In 2013 world oil consumption was equivalent to 90.9 million bpd. Proven oil reserves tend to be located in regions distant from major consuming countries, which contribute to demand for shipping. One reversal of this tendency in recent years has been the development of tight or shale oil reserves in the USA, but this in itself has opened up opportunities in shipping markets.

World Oil Consumption

(Million Bpd)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR 03-13%
North America	24.5	25.3	25.5	25.4	25.5	24.2	23.7	24.1	24.0	23.7	23.8	-0.3%
Europe—OECD	15.4	15.6	15.5	15.5	15.3	15.4	14.7	14.7	14.3	13.8	13.5	-1.3%
Pacific	8.7	8.5	8.6	8.5	8.4	8.0	8.0	8.1	8.1	8.5	8.4	-0.4%

Total OECD	48.6	49.4	49.6	49.4	49.2	47.6	46.4	46.9	46.4	46.0	45.7	0.6%

Former Soviet	3.6	3.7	3.8	3.9	4.2	4.2	4.0	4.2	4.4	4.5	4.6	2.5%
Union
Europe—Non OECD	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.0%
China	5.6	6.4	6.6	7.0	7.6	7.9	7.9	8.9	9.2	9.6	10.1	6.1%
Asia (exc China)	8.1	8.6	8.8	8.9	9.5	9.7	10.3	10.9	11.1	11.4	11.6	3.7%
Latin America	4.7	4.9	5.0	5.2	5.7	5.9	5.7	6.0	6.3	6.5	6.6	3.5%
Middle East	5.4	5.8	6.1	6.5	6.5	7.1	7.1	7.3	7.4	7.6	7.9	3.9%
Africa	2.7	2.8	2.9	3.0	3.1	3.2	3.4	3.5	3.4	3.5	3.8	3.5%

Total Non-OECD	30.8	32.9	33.9	35.2	37.4	38.7	39.1	41.5	42.5	43.8	45.3	3.9%

World Total	79.4	82.3	83.5	84.6	86.6	86.3	85.5	88.4	88.9	89.8	91.0	1.4%

Source: Drewry

Globally oil consumption increased by a CAGR of 1.4% in the period 2003 to 2013. In the developed world demand for oil is either flat or declining, but in the developing world the opposite is the case. For example, in the period 2003 to 2013 Chinese oil consumption increased at a CAGR of 6.1% and strong growth rates were reported in other parts of the developing world.

As the following chart indicates per capita consumption of oil is still low in countries such as China and India and this is positive for oil demand looking ahead.

Oil Consumption Per Capita

(Tonnes per Capita)

Source: Drewry

Product Exports & Imports

A significant development in the product tanker industry in recent years has been the growth of exports from the United States. Historically, the United States was a net importer of products, but this situation has changed with the exploitation of shale reserves in the United States and the growth in domestic oil production. In the period 2003-2013 exports of products from the United States increased by a CAGR of 11.8% and much of this traffic went to South America to satisfy growing local demand.

Oil Product Exports—Major Growth Regions

(Million Bpd)

Source: Drewry

In the United States a combination of moderate oil demand and increased availability of crude oil supplies from tight oil and offshore sources has led to a situation where large scale exports of products are feasible, especially middle distillates from the US Gulf. In the light of the projected growth in United States crude oil production, and strong demand growth in South America combined with increasing long-haul flows to Asia, this is a trend which seems likely to continue. Other United States exports have been moving transatlantic into Europe, where local refinery shutdowns have supported import demand.

Oil Product Imports—Major Growth Regions

(‘000 Bpd)

Source: Drewry

Product trades are also affected by the location of refinery capacity. During the past five years some oil producing regions in the developing world—most notably the Middle East and Asia—have expanded their own refinery capacity; just as poor financial margins have forced refinery closures in the developed world, especially in Europe and on the United States East Coast. In addition, most of the planned increases in global refinery capacity are scheduled to take place in the Middle East and Asia. Therefore, the recent trends in the location of global refinery capacity look set to continue.

Regional Refinery Capacity

(changes in capacity year-over-year: million bpd)

Source: Drewry

Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have prompted longer haul shipments to cater for product demand. The main product tanker routes are shown in the map below.

Major Seaborne Refined Products Trades

Source: Drewry

Refinery closures close to consuming regions elsewhere in the world will also help to support product import demand. For example, in Australia, trade from Singapore is expected to become increasingly important to compensate for the conversion of local producing refineries into storage depots. This would be part of a general increase in intra-Asian trade which is already boosting product tanker demand, something which may be further supported by expected closures in Japan (a result of new government standards).

This type of growth is generally of benefit to Medium Range (MR) sized tankers, the workhorses of seaborne products trades. In addition to mainstay trades such as gasoline movements across the Atlantic from Europe into the USA, MR vessels offer the flexibility of being sufficiently small to enable access to a diverse range of ports and are also popular with oil traders given this flexibility and ability to deal with the most common parcel sizes.

Seaborne Product Trades

In 2013 total seaborne trade in products was provisionally estimated at 956 million tonnes. In the period 2003 to 2013 seaborne trade in products increased at CAGR of 4.6%, and as the chart below indicates, there has been more or less steady growth in trade since 2003.

Seaborne Products Trade

(Million Tonnes)

Source: Drewry

As a result of the growth in trade and the changes in the location of refinery capacity demand for product tankers expressed in terms of tonne miles grew by a CAGR of 6.0% in the period 2003 to 2013. Generally growth in products trades and product tanker demand is more consistent and less volatile than crude oil trade. Continued growth at these historical levels is feasible but will be subject to global economic development and a continuation of the trade and refinery trends of recent years.

Products Tanker Demand

												CAGR %
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	03-13
Seaborne Trade—Million Tonnes	611	637	696	740	738	793	834	883	912	937	956	4.4%
Tonne Mile Demand—Billion Tonnes Miles	1,441	1,498	1,713	1,836	1,891	2,092	2,339	2,453	2,498	2,572	2,650	6.0%
Average Voyage Lengths (Miles)	2,359	2,353	2,460	2,481	2,563	2,638	2,805	2,778	2,740	2,745	2,772	1.5%

Source: Drewry

Product Tanker Supply

The oil tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type.

There is no industry accepted standard definition of the world oil product tanker fleet but typically the fleet can be divided into four major categories based on vessel size, which are as follows:

•	Long Range 2 (LR2) tankers, with a product cargo carrying capacity in excess of 80,000 dwt. LR2 tankers typically operate on long-haul voyages, although port constraints limit their trading routes. LR2s generally trade on long-haul routes from the Middle East to Asia, Europe and the Gulf of Mexico or the Caribbean.

•	Long Range 1 (LR1) tankers, with an oil cargo carrying capacity of approximately 55,000 to 79,999 dwt. LR1 tankers are engaged in a range of product trades, generally from Europe to the United States, the Gulf of Mexico, or back. They also trade within the Mediterranean, or within Asia as well as between the Middle East and Asia.

•	Medium Range (MR) This group consists of MR2 and MR1 type vessels. MR2 product tankers are typically classed with an oil cargo carrying capacity of approximately 40,000 to 54,999 dwt. MR2 tankers are usually employed on short to medium haul trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. A typical cargo size would be between 45-50,000 tons. MR1 product tankers have a cargo carrying capacity of 25,000 to 39,999 tons. They are normally employed on a variety of regional routes carrying refined petroleum products not suitable for larger vessels

•	Small product tankers are between 10,000-24,999 dwt and typically trade on short-sea intra-regional trades.

Product Tanker Vessel Types

Class of Tanker	Cargo Capacity (Dwt)	Typical Use
Small	10,000 - 24,999	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes.

Medium Range 1 (MR1)	25,000 - 39,999	Flexible vessels involved in medium-haul petroleum products trades both in the Atlantic Basin and the growing intra-Asian/Middle East/ISC trades.
Medium Range 2 (MR2)	40,000 - 54,999

Long Range 1 (LR1)	55,000 - 79,999	Short-to medium-haul crude oil and refined petroleum products transportations worldwide, mostly on regional trade routes.

Long Range 2 (LR2)	80,000 +	Short-to medium-haul refined petroleum products transportations from the North Sea or West Africa to Europe or the East Coast of the United States, from the Middle East Gulf to the Pacific Rim.

Source: Drewry

Medium Range product tankers carry the majority of the global trade of refined petroleum products transported at sea as their size allows the greatest flexibility in trade routes and port access. The world product tanker fleet (of 10,000 Dwt and above) as of January 2014 consisted of 1,255 ships with a combined capacity of 72.6 million dwt. The breakdown of the fleet by size together with the orderbook as of January 2014 is illustrated in the table below.

The World Product Tanker Fleet(1) & Orderbook

	Existing Fleet Jan-14		Orderbook - Scheduled Deliveries
Size Category Dwt			2014		2015		2016 +		Total		Orderbook as
	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	% of Fleet
10-24,999	157	2,268	5	101	1	19	0	0	6	120	5.3%
25-54,999	596	25,833	37	1,830	58	2,892	50	2,450	145	7,172	27.8%
55-79,999	295	21,527	7	510	3	210	6	440	16	1,160	5.4%
80,000 +	207	22,941	19	2,171	36	4,085	9	1,017	64	7,273	31.7%

Total	1,255	72,569	68	4,612	98	7,206	65	3,907	231	15,725	21.7%

(1)	Product tankers only, excludes product/chemical tankers

Source: Drewry

As of January 2014, the world product tanker orderbook for all vessels above 10,000 DWT comprised 231 ships with a combined capacity of 15.7 million dwt, equivalent to 21.7% of the existing fleet.

Most of the ships are due for delivery by the end of 2015, although it is worth noting that in recent years the orderbook has been affected by the non-delivery of vessels. Product tankers scheduled for delivery were not delivered for a variety of reasons, including delays, either through mutual agreement or through shipyard problems, and some were due to vessel cancellations. Slippage and non-delivery is likely to remain an issue going forward and will continue to moderate fleet growth.

Conversely, newbuilding activity has the potential to increase future supply. However, in the short term, shipbuilding capacity could be a constraining factor to supply growth, with limited availability reported in major MR product tanker building shipyards for the next few years. Many of the traditional builders of MR-sized product tankers have filled their orderbooks into the medium term as a result of recent ordering activity. The more limited availability of bank finance from traditional European lenders has also been a constraining factor to newbuilding orders.

The Product Tanker Freight Market

Within the tanker shipping industry, the freight rate indices issued by the Baltic Exchange in London are the references most likely to be monitored. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major tanker trading routes. These tanker indices include the Baltic Clean Tanker Index (BCTI) and the Baltic Dirty Tanker Index (BDTI). The following chart details the movement of these Indexes since 2000.

Baltic Tanker Indexes

Source: Baltic Exchange

Between 2003 and 2007, the differential between demand and supply for tankers remained narrow and product tanker freight rates were generally firm. Following the recent recession, product tanker demand slowed, coinciding with substantial tonnage entering the fleet, driving earnings down. In late 2013 however, there was some evidence that rates had started to move upwards from the recessionary lows The following table and chart show the historical development of one-year time charter rates for a range of product tankers of different ages and the relationship between one year and three year time charter and spot rates for a MR product tanker.

Product Tankers—One Year Time Charter Rates

(US$ Per Day)

Period Average	30,000 dwt		45,000 dwt		60,000 dwt		75,000 dwt
	5-yr old	10-yr old	5-yr old	10-yr old	5-yr old	10-yr old	5-yr old	10-yr old
2000	12,500	11,500	14,000	13,000		14,854	16,304
2001	15,600	14,600	17,600	16,700		19,708	20,000
2002	11,400	10,900	13,300	12,000		15,292	14,617
2003	13,300	11,400	14,800	13,400		14,163	16,550
2004	15,600	13,375	19,025	15,850		18,813	25,521
2005	18,854	14,063	25,271	18,625		21,833	28,933
2006	21,417	15,083	26,792	19,775		23,225	29,100
2007	22,200	15,150	25,367	22,121	25,954	22,292	30,408	24,508
2008	21,438	14,346	23,092	22,083	23,429	19,704	28,525	22,871
2009	13,675	9,808	14,851	14,521	16,338	13,675	18,617	15,650
2010	11,038	7,874	12,388	11,517	14,608	11,738	16,333	13,625
2011	12,208	8,008	13,533	11,317	13,767	10,275	14,758	11,025
2012	12,013	8,625	13,325	11,346	13,129	9,808	13,263	9,800
2013	12,833	9,850	14,246	12,746	13,708	10,958	14,468	11,142
Jan-14	13,500	10,500	15,000	13,500	14,500	11,750	15,250	12,000

Source: Drewry

MR2 Product Tanker—Time Charter and Spot Freight Rates

(US$/Day)

Source: Drewry

Product Tanker Asset Prices

Product tanker asset values have fluctuated over time, and there is a relationship between changes in asset values and the charter market usually with a time lag of six months to a year. Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013 prices started to recover, but it is worth noting that they are still significantly below the peaks reported at the height of the market in 2008, a fact evident from the data shown in the table below.

Product Tankers: Newbuilding Prices

(US$ Millions)

Source: Drewry

The second hand sale and purchase market has traditionally been relatively liquid, with product tankers changing hands between owners on a regular basis. Second hand prices peaked in the summer of 2008 and have since declined, but have started to rise once more in line with the recovery in freight rates.

Product Tankers: Secondhand Prices

(US$ Millions)

Source: Drewry

MR2 Product Tanker: Time Charter and Asset Value Summary

Period Averages	Spot (US$/day)	Timecharter (US$/day)		Asset Prices (US$ million)
		1 Year	3 Year	Newbuild	5 Year Old
2003	17,702	14,800	13,764	29.4	25.7
2004	27,828	19,025	16,540	36.5	33.6
2005	29,043	25,271	21,794	43.2	44.2
2006	25,609	26,792	21,675	45.8	46.7
2007	23,682	25,367	22,146	49.6	50.4
2008	21,156	23,092	21,500	51.7	49.1
2009	9,043	14,851	15,267	40.0	28.2
2010	10,543	12,388	13,646	35.5	27.0
2011	10,517	13,633	14,575	35.6	29.0
2012	10,519	13,325	14,500	34.0	24.9
2013	10,948	14,246	15,161	34.1	26.3
Jan-14	9,050	15,000	16,000	36.5	29.0

5 Year Avg	10,314	13,708	14,630	35.8	27.1

5 Year Low	5,174	10,800	12,200	33.5	22.0
5 Year High	17,450	20,000	18,800	46.0	35.0

10 Yr Avg	17,889	18,809	17,680	40.6	35.9
10 Yr Low	5,174	10,800	12,200	33.5	22.0
10 Yr High	42,099	30,000	24,500	53.5	54.0

Source: Drewry

BUSINESS

Our Company

We are a provider of international seaborne transportation services, carrying petroleum products for the oil industry.

Our fleet is expected to initially consist of six MR product/chemical tankers under construction, including two 39,000 dwt and four 50,000 dwt tankers, which are scheduled to be delivered from Hyundai Mipo Dockyard Co., Ltd. between the second quarter of 2014 and the third quarter of 2016. Until we take delivery of one or more of the vessels in our fleet, we do not anticipate earning a material amount of revenues from our operations. We have fixed five of the six vessels of our fleet on medium-term time charter contracts to commence upon delivery, and we expect that each of the vessels of our fleet will be employed on a medium- to long-term charter contract upon delivery.

We acquired five of our newbuilding vessels under construction on March 19, 2014, through share purchase agreements we entered into with affiliates of our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and unrelated third parties. We acquired the shipbuilding contracts for these vessels, Hull Nos. S407, S418, S419, S414 and S417, for an aggregate purchase price of $43.3 million, paid as follows: $2.5 million in cash and $40.8 million in newly-issued common shares, issued at $7.00 per share. Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, we will have the right to buy back up to 2,046,342 shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share. Concurrently with the share purchase agreements, we entered into an agreement to terminate the MOA we had previously entered into on December 5, 2013 for the acquisition of Hull S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreement.

On February 6, 2014, we entered into a MOA with an affiliate of Mr. Pistiolis to acquire Hull No. S406, the remaining vessel of our fleet of vessels under construction, scheduled for delivery in the second quarter of 2014. We intend to continue to review the market in order to identify potential acquisition targets which will be accretive to our earnings per share. Our acquisition strategy focuses on the acquisition and operation of the latest generation MR product/chemical tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt, consistent with our current fleet of newbuildings under construction. We believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with us for charters, providing us with a competitive advantage.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience managing and operating large and diversified fleets of vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our Fleet

The following table presents certain information concerning our fleet as of the date of this prospectus:

	Contractual Delivery Dates	Capacity (Dwt)	Type	Charterer upon delivery	Duration (years fixed + options)*	Expected Gross Rate per day fixed period/ options**
Hull number S406	Q2 2014	50,000	MR	Eships Tankers Ltd-	2+1	$16,000 / $ 17,250
Hull number S407	Q1 2015	50,000	MR	Eships Tankers Ltd	2+1	$16,000 / $ 17,250
Hull number S418	Q3 2015	39,000	MR	BP Shipping Limited	3+1+1	$15,200 / $16,000 / $ 16,750
Hull number S419	Q1 2016	39,000	MR	BP Shipping Limited	3+1+1	$15,200 / $16,000 / $ 16,750
Hull number S414	Q2 2016	50,000	MR	Eships Tankers Ltd	2+1	$16,000 / $ 17,250
Hull number S417	Q3 2016	50,000	MR	Dampskibsselskabet NORDEN A/S	5+1+1	$ 16,800/ $17,600 / $ 18,400

*	Options may be exercised at the charterer’s option
**	Includes a 1.25% commission payable to our Fleet Manager and a 1.25% commission payable to third party brokers.

All of our vessels will be equipped with engines of modern design and with improvements in the hull, propellers and other parts of the vessel specifically designed to decrease fuel consumption and reduce emissions. Vessels with this combination of technologies, introduced in the last two years from certain shipyards, are commonly referred to as ECO vessels.

We intend to use the majority of the proceeds from this offering to finance part of our contractual commitments in relation to our fleet. We have remaining contractual commitments for the acquisition of our fleet totaling approximately $158.1 million. Of these contractual commitments for the acquisition of our fleet, $40.2 million is payable in 2014, $51.4 million in 2015 and $66.4 million in 2016. We plan to finance the remaining contractual cash commitments for our fleet with the net proceeds of this offering, borrowings under new credit facilities, cash flows from operations and net proceeds from securities offered in the public and private debt capital markets.

Competitive Strengths

Experienced Management Team. Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers, some of whom have been with us for more than 10 years, with extensive experience in all aspects of the shipping industry. Our management team’s experience encompasses the commercial, technical management and financial areas of our business, and we believe their extensive experience will promote a focused marketing effort, tight quality and cost controls, effective operations and safety.

Modern, Fuel-Efficient Fleet. All of the newbuilding vessels of our fleet are being built with the latest-generation, fuel-efficient design and specification. Additionally, all our vessels have IMO II/III designation specifications which enable them to transport a wide variety of oil products, including certain chemical cargoes, which we believe will make our vessels attractive to a wide base of charterers. We believe that modern, fuel-efficient vessels like ours will command higher charter rates than conventional vessels.

Sister Ship Fleet. When we take delivery of all six of our newbuilding vessels, approximately 72% of our fleet in terms of dwt will be considered “sister ships,” which are vessels of the same type and specification. We expect that the uniform nature of our sister ships will provide us with cost efficiencies in maintaining, supplying and crewing them. We intend to continue to seek to acquire sister ships, which we believe will provide us with efficiencies in meeting our customers’ needs and enhance the revenue generating potential of our fleet by providing operational and scheduling flexibility.

Strong Relationships with Reputable Charterers. We have built strong relationships with many well-known charterers, which we believe is the result of our proven track record and our reputation for dependability. Through fixed period time charters and spot charters, we have provided services to many national, regional and international oil companies, charterers and oil traders, including Shell, BP, ExxonMobil, Petrobras, ConocoPhillips, Pemex, Hellenic Petroleum, Glencore, Vitol and Trafigura. We focus on the needs of our customers and intend to acquire tankers and upgrade our fleet based on their requirements and specifications, which we believe will enable us to obtain repeat business from our customers. As of the date of this prospectus, six of our vessels are party to multi-year time charters, three with EShips Tankers Ltd., two with BP Shipping Limited and one with Dampskibsselskabet NORDEN A/S, to commence on each vessel’s delivery.

Business Strategy

Our business strategy is focused on expanding our fleet by identifying potential acquisition targets on terms which will be accretive to our earnings per share. Our acquisition strategy focuses on the acquisition and operation of the latest generation MR product/chemical tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt, consistent with our current fleet of newbuildings under construction. Additionally, we may acquire vessels in other sectors which we believe offer attractive investment opportunities, including crude oil tankers. We believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with us for charters, providing us with a competitive advantage. Furthermore, we aim to further nurture and maintain our excellent relationships with participants in the international ocean transport industry, including leading charterers, national and independent oil companies, oil traders, brokers, suppliers, classification societies, insurers, shipyards and others.

The key elements of our business strategy are:

Return-Driven Acquisitions. We intend to grow our fleet through timely and selective acquisitions of high quality vessels in a manner that will be accretive to our earnings per share. Our acquisition strategy focuses on the acquisition and operation of the latest generation MR product/chemical tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt. We continuously monitor acquisition opportunities in various sectors of the shipping industry based on certain financial returns criteria. We seek to identify, analyze and strategically invest when attractive opportunities arise.

Focus on high specification ECO modern tonnage. All of the vessels in our fleet are being built with the latest generation fuel-efficient design and specification, and we intend to focus our acquisition strategy on modern fuel-efficient vessels.

Maintain stable cash flows. We seek to maintain stable cash flows by pursuing medium- to long-term charter contracts for our vessels and focusing on minimizing operating downtime. We believe that our focus on medium to long-term contracts improves the stability and predictability of our operating cash flows, which we believe will enable us to access equity and debt capital markets on attractive terms and, therefore, facilitate our growth strategy.

Capitalize on strategic relationships with high-quality customers. We plan to continue to foster strategic relationships with major international oil companies and high quality charterers for our tankers.

Management of our Fleet

Our Fleet Manager provides newbuilding supervision services for our fleet of five vessels under construction, and will provide all operational, technical and commercial functions relating to the chartering and operation of the vessels upon their delivery pursuant to a Letter Agreement. Please see the section entitled “Certain Relationships and Related-Party Transactions” for additional information.

Crewing and Employees

As of the date of this prospectus, our employees include our executive officers and one administrative employee whose services are provided by an agreement through Central Mare. In addition, pursuant to the Management Agreement, CSM is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

Customers

Historically, our customers have included national, regional and international companies, and we have derived a significant part of our revenue from a small number of charterers. In 2013, approximately 99% of our revenue derived from three charterers, Daelim H&L Co. Ltd., United Arab Chemical Carriers, Ltd and Perseveranza Di Navigatione S.p.a, which respectively provided 63%, 18% and 18% of our revenues. In 2012, approximately 89% of our revenue derived from three charterers, Daelim H&L Co. Ltd., United Arab Chemical Carriers, Ltd and Perseveranza Di Navigatione S.p.a, which respectively provided 51%, 21% and 17% of our revenues. Upon delivery of our six newbuildings under construction, unless we acquire additional vessels, we expect that the majority of our revenues will be derived from two charterers, BP Shipping Limited and Eships Tankers Ltd.

Seasonality

We will operate our tanker vessels in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may affect operating results. However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

Risk of Loss and Liability Insurance Generally

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which, subject to certain statutory caps on liability, imposes strict, joint and several liability upon owners, operators and demise charterers of any vessel for oil pollution accidents in the United States Exclusive Economic Zone, has made liability insurance more expensive for ship owners and operators trading in the United States market. In addition, the limited liability provided by OPA may be “broken” for several reasons, including a violation of applicable law or regulations, gross negligence and willfull misconduct. While we will maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our future operating fleet in amounts that we believe will be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe that our intended future insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Properties

We own no properties other than our vessels. We lease office space in Athens, Greece, located at 1, Vasilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece at a yearly rent of $0.04 million (based on the relevant exchange rate on December 31, 2013).

Environmental and Other Regulations

Governmental laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.

A variety of government, quasi-governmental, and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The United Nation’s International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited, to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014 the United States Caribbean Sea was designated an ECA. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our manager is in the process to obtain documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s personal fault and under the 1992 Protocol where the spill is caused by the shipowner’s personal act or omission by intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. Although there can be no assurance, we believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force, but it is close. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of

God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, and U.S. Coast Guard, or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA re-issued the VGP for another five years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Should our vessels operate in such port areas with restricted cargoes they will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013 all new ships must comply with two new sets of mandatory requirements adopted by the IMO’s Marine Environmental Protection Committee, MEPC, in July 2011 in part to address greenhouse gas emissions from ships. Currently operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gases from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any climate control legislation or other regulatory initiatives adopted by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements. We may incur additional costs to comply with these requirements, which we do not expect to be material.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”).

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

MANAGEMENT

Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Members of our Board of Directors are elected annually on a staggered basis and each director elected holds office for a three-year term. In April 2014, Mr. Michael Docherty, a Class I director, resigned and we increased the size of our Board of Directors from four members to five members. Our Board of Directors appointed Mr. Konstantinos Karelas and Mr. Alexandros Economou to the Board to fill the resulting vacancies.

Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position
Evangelos J. Pistiolis	41	Director, President, Chief Executive Officer
Vangelis G. Ikonomou	49	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	40	Director, Chief Financial Officer
Demetris P. Souroullas	51	Chief Technical Officer
Konstantinos Karelas	41	Director
Alexandros Economou	42	Director

Biographical information with respect to each of our directors and executives is set forth below.

Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer and has served on our Board of Directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor’s degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day-to-day operations of a small fleet of drybulk vessels. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

Vangelis G. Ikonomou is our Executive Vice President and Chairman and has served on our Board of Directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos, is a UK qualified Chartered Accountant (ACA) and has been employed with Top Ships Inc. since July 2007 as our Corporate Development Officer. Prior to joining Top Ships Inc., Mr. Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team thereby drawing experience both from consulting as well as auditing. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master’s of Science in Shipping Trade and Finance from City University of London and a Bachelor’s Degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Demetris P. Souroullas is Chief Technical Officer of Top Ships Inc. and has been with our Company since 2007. Prior to joining the Company, and from 2001 onwards, Mr. Souroullas held the positions of Chief Executive Officer for the Fleet of Admibros Shipmanagement Co. Ltd and Technical and General Manager of LMZ Transoil Shipmanagement S.A. Prior to that, Mr. Souroullas worked with the Cyprus Bureau of Shipping where he started in 1988 as a Surveyor and left in 2001 as the Head of Classification. Mr. Souroullas holds a Masters degree in Naval Architecture from the University of Newcastle upon Tyne, and a Bachelors degree in Maritime Technology from the University of Wales Institute of Science and Technology.

Alexandros G. Economou has served on our Board of Directors since April 2014 and has been member of the Audit Committee since April 2014. Mr. Economou is a member of the Cyprus Bar Association and the New York Bar. He holds an honours LLB degree from the University of Sheffield, an MA degree in Politics and Contemporary History from the London Guildhall University and an LL.M. degree in International Legal Studies from New York University School of Law. Alexandros is presently a partner in Chrysses Demetriades & Co. LLC, one of the leading law firms in Cyprus. He has worked as a visiting attorney with Norton Rose in Brussels and London.

Konstantinos Karelas has served on our Board of Directors since April 2014 and has been member of the Audit Committee since April 2014. Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.

Compensation

During the fiscal year ended December 31, 2013, we paid to the members of our senior management and to our directors aggregate compensation of $1.7 million. We do not have a retirement plan for our officers or directors.

On September 1, 2010 (and amended on July 1, 2012), we entered into separate agreements with Central Mare, a related party controlled by the family of our Chief Executive Officer, pursuant to which Central Mare furnishes the services our four executive officers to us as described below. These agreements were entered into in exchange for terminating prior employment agreements.

Under the terms of our agreement with our Chief Executive Officer, we are obligated to pay annual base salary, a minimum cash bonus and stock compensation of 7,142 common shares of the Company to be issued at the end of each calendar year vesting on the grant date. The initial term of the agreement expires on August 31, 2014; however, the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Executive Officer’s employment is terminated without cause, he is entitled to certain personal and household security costs. If he is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare’s rights to pursue damages for such termination. In the event of a change of control, Mr. Pistiolis is entitled to receive a cash payment of Euro three million plus 21,034 of our common shares. The agreement also contains death and disability provisions. In addition, Mr. Pistiolis is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for the services of our Executive Vice President and Chairman, we are obligated to pay annual base salary and additional incentive compensation as determined by the Board of Directors. The initial term of the agreement expired on August 31, 2011 and is automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Executive Vice President and Chairman is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare’s rights to pursue damages for such termination. In the event of a change of control, he is entitled to receive a cash payment of three years’ annual base salary. The Agreement also contains death and disability provisions. In addition, our Executive Vice President and Chairman is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for the services of our Chief Financial Officer, we are obligated to pay annual base salary and a one-time award of 2,857 common shares, which were issued on December 21, 2009, of which 1,428 common shares vested on December 21, 2010 and 1,428 common shares vested on December 21, 2011. The initial term of the agreement expired on August 31, 2012, subject to automatic extension for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Financial Officer is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare’s rights to pursue damages for such termination. In the event of a change of control, our Chief Financial Officer is entitled to receive a cash payment equal to three years’ annual base salary and 7,857 of our common shares. The Agreement also contains death and disability provisions. In addition, our Chief Financial Officer is subject to non-competition and non-solicitation undertakings.

Under the terms of our agreement for the services of our Chief Technical Officer, we are obligated to pay annual base salary and a one-time award of 3,571 common shares which were issued on October 29, 2010 and which vest ratably over a period of 15 months beginning in October 2010 and ended in December 2011. The initial term of the agreement expired on August 31, 2011, however the agreement is being automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years’ annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

Equity Incentive Plan

In April 2005, our Board of Directors adopted our 2005 Stock Incentive Plan, which was amended and restated in December 2009, or the Plan, under which our officers, key employees and directors may be granted options to acquire common shares. A total of 4,761 common shares were initially reserved for issuance under the Plan, which is administered by the Board of Directors. The number of common shares reserved for issuance under the Plan is currently 57,142. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The Plan expires 10 years from the date of its adoption.

On February 12, 2013, we granted 7,142 shares to our Chief Executive Officer which were issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $7.35.

On September 26, 2013, we granted 12,857 shares to two of our officers. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon their termination from the Company for any reason (including resignation). However, as these shares do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $13.16.

On December 18, 2013, we granted 7,142 shares to our Chief Executive Officer which were issued on January 17 2014 to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The fair value of each share on the grant date was $11.20.

Board Practices

On February 15, 2012, three of our directors, Roy Gibbs, Marios Hamboullas, and Yiannakis C. Economou resigned from our Board of Directors following a decision by the Board of Directors to reduce administrative costs. Following such resignation, our Board of Directors resolved to reduce its size from seven to four members. On April 9, 2014, following the resignation of Michael G. Docherty from our Board of Directors, our Board of Directors increased its size to five directors and appointed Konstantinos Karelas and Alexandros Economou to fill the resulting vacancies. We currently have two independent directors serving on our Board of Directors, Konstantinos Karelas and Alexandros Economou.

Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. The term of our Class I director, Konstantinos Karelas, expires at the annual general meeting of shareholders in 2014. The term of our Class II directors, Evangelos J. Pistiolis and Alexandros Economou, expires at the annual general meeting of shareholders in 2015. The term of our Class III directors, Alexandros Tsirikos and Vangelis G. Ikonomou, expires at the annual general meeting of shareholders in 2016.

Committees of the Board of Directors

We currently have an audit committee composed of two members, which pursuant to a written audit committee charter, is responsible for reviewing our accounting controls and recommending to the Board of Directors, the engagement of our outside auditors. Konstantinos Karelas and Alexandros Economou are the members of the audit committee. Prior to April 9, 2014, Michael G. Docherty was the sole member of our audit committee.

In June 2007, we established a compensation committee and a nominating and governance committee. Both committees are currently composed of two members, Konstantinos Karelas and Alexandros Economou. Prior to April 9, 2014, Michael G. Docherty was the sole member of our compensation and nominating and corporate governance committees. The compensation committee carries out the Board of Directors’s responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the Committee deems appropriate. The nominating and governance committee assists the Board of Directors in: (i) identifying, evaluating and making recommendations to the Board of Directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill vacancies in the Board of Directors; (ii) developing and recommending to the Board of Directors a set of corporate governance guidelines and principles applicable to the Company; and (iii) reviewing the overall corporate governance of the Company and recommending improvements to the Board of Directors from time to time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common shares, as of June 5, 2014, held by: (i) each person or entity that we know beneficially owns 5% or more of our common shares; (ii) each of our executive officers, directors and key employees; and (iii) all our executive officers, directors and key employees as a group. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of June 5, 2014, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held. The following information gives effect to a one-for-seven reverse stock split of our common shares effected on April 21, 2014.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
Evangelos Pistiolis(2)	5,120,482	61.6%
Vangelis G. Ikonomou	*	*
Alexandros Tsirikos	*	*
Demetris P. Souroullas	*	*
Konstantinos Karelas	*	*
Alexandros Economou	*	*
Executive Officers and Directors as a Group (6 Persons)	5,134,996	61.8%

*	Less than one percent.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Top Ships Inc., 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece.
(2)	Mr. Pistiolis may be deemed to beneficially own these shares through Sovereign Holdings Inc., or Sovereign, Epsilon Holdings Inc and Oscar Shipholding Ltd, each a company wholly owned by Mr. Pistiolis. Pursuant to a Common Stock Purchase Agreement dated August 24, 2011, we issued 366,629 common shares to Sovereign on September 1, 2011, and 1,587,301 common shares on October 19, 2011. Please see “Certain Relationships and Related -Party Transactions—Sovereign Equity Line Transaction” for further details. On December 4, 2012, Sovereign sold, in three separate private transactions, 109,285 common shares at a price of $8.855 per share, 100,714 common shares at a price of $8.96 per share, and 107,142 common shares at a price of $8.89 per share. On December 6, 2012, Sovereign sold, in four separate private transactions, 64,965 common shares at a price of $9.17 per share, 61,428 common shares at a price of $9.17 per share, 93,630 common shares at a price of $9.10 per share, and 50,000 common shares at a price of $8.89 per share. On May 23, 2013, Sovereign sold, in a private transaction, 113,531 common shares at a price of $10.22 per share. Pursuant to Share Purchase Agreements entered into on March 19, 2014, we issued 2,216,871 common shares to Epsilon Holdings Inc and 1,570,000 common shares to Oscar Shipholding Ltd on March 19, 2014.

As of June 5, 2014, we had 26 shareholders of record, 7 of which were located in the United States and held an aggregate of 434,255 common shares, representing 5.20% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., which held 434,201 common shares as of June 3, 2014. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Newbuilding Acquisitions

On December 5, 2013, we entered into an MOA to acquire Hull S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co. in the third quarter of 2015, from Monte Carlo 37 Shipping Company Limited, an entity affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The purchase price of the newbuilding is $35.0 million, and is payable as follows: 20% was paid as an initial deposit and 80% on delivery of the vessel. On March 17, 2014, we agreed to terminate this MOA, as described below.

On December 16, 2013, we entered into an MOA to acquire Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co. in the first quarter of 2015, with a time charter attached, from an entity affiliated with Mr. Pistiolis. The purchase price of the newbuilding was $37.0 million, of which 20% was paid as an initial deposit and 80% on delivery of the vessel.

On February 6, 2014, we agreed to terminate the MOA we had entered into in December 16, 2013 and entered into a new MOA to purchase Hull S406, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co. in the second quarter of 2014, with a time charter attached, from Million Hope Maritime S.A., an entity affiliated with Mr. Pistiolis. On April 24, 2014, we entered into Addendum No. 1 to this MOA. The purchase price of the newbuilding is $38.3 million, payable as follows: $7.4 million was paid on December 16 and 19, 2013 under the MOA dated December 16, 2013; $3.5 million was paid on February 14, 2014 and $27.4 million is payable on delivery of the vessel.

On March 19, 2014, pursuant to four separate share purchase agreements we entered into with affiliates of Mr. Pistiolis, along with unaffiliated third parties, we acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43.3 million, paid in the form of $2.5 million in cash and 5,833,214 newly-issued common shares. Pursuant to the share purchase agreements we acquired:

•	100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with Mr. Pistiolis, which are party to shipbuilding contracts with Hyundai Mipo Dockyard Co. for the construction of Hull No. S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2015, and Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2015, respectively, for an aggregate purchase price of $14.7 million. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel’s delivery. Concurrently, we agreed to terminate the MOA we had entered into on December 5, 2013, described above, with Monte Carlo 37 Shipping Company Limited for the acquisition of Hull S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreement.

•	100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with Mr. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $11.0 million. Monte Carlo Seven Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

•	100% of the share capital of Monte Carlo LAX Shipping Company Limited, an entity affiliated with Mr. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10.8 million. Monte Carlo LAX Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

•	100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with Mr. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6.8 million. Monte Carlo 39 Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

Our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, owned the majority of the shares of each of the vessel-owning companies we acquired pursuant to these share purchase agreements. Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, we will have the right to buy back 2,046,342 common shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share.

For further information on the time charter agreements to which each of the six newbuilding vessels we have acquired is subject, see “Business—Our Fleet.”

Central Mare Letter Agreement, Management Agreements, and Other Agreements

On May 12, 2010, the Board of Directors agreed to outsource all of the commercial and technical management of our vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of our Chief Executive Officer. Since July 1, 2010, Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries. Furthermore the Letter Agreement provides for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and NASDAQ rules and regulations and information-system related services.

Also, pursuant to the Letter Agreement, Central Mare received a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of Euro 437,091 or approximately $602,749 per newbuilding vessel. All the abovementioned commissions and fees will apply only in the case that the service is provided.

This Letter Agreement had an initial term of five years after which it will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

On September 1, 2010, we entered into separate agreements with Central Mare pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements. On March 1, 2011, we entered into an agreement with Central Mare pursuant to which Central Mare furnishes certain employees to us including Corporate Development Officer and Internal Auditor as well as certain administrative employees. Under the terms of this, we are obligated to pay an annual base salary. Please see Note 5 of the consolidated financial statements included in this prospectus. On July 1, 2012, these agreements were amended and the salaries of the executive officers were reduced. Pursuant to the amendment of these agreements, Central Mare will no longer furnish us a Corporate Development Officer and the number of the administrative employees has been reduced. On January 1, 2014, these agreements were amended again and the salaries of the executive officers were further reduced.

Furthermore, if required, Central Mare handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 164 or approximately $226 per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company were reimbursed to Central Mare at cost.

Pursuant to the terms of the management agreement, all fees payable to Central Mare were adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

On July 16, 2011, we entered into an unsecured credit facility with Central Mare for Euro 1.8 million ($2.38 million) to be used for general working capital purposes. We had undertaken to repay the loan within twelve months of its receipt, however it was extended for another twelve months on July 21, 2012. The loan bore interest at a rate of 8% per annum. The loan was repaid in full on October 24, 2013.

Pursuant to an amendment of the Letter Agreement in January 1, 2013, we paid a management fee of $250 per day per vessel up to June 30 2013 and $258 per day per vessel up to October 16, 2013. That fee included all the abovementioned services.

On September 1, 2013 we entered into a termination agreement with Central Mare, whereby Central Mare agreed to provide us a 30% discount on the termination fees that were payable as per the shipmanagement agreements between Central Mare and the vessel owning subsidiaries of the six vessels that were sold on October 16, 2013, due to early termination without 12 months notice. We paid termination fees to Central Mare, amounting to $0.8 million, in connection with the termination agreement.

On October 16, 2013, following the sale of the shipowning subsidiaries which owned the six vessels of our fleet, the Letter Agreement was amended so that for the period when we do not have any ships, Central Mare will be entitled to a monthly retainer of $15,000 in relation to compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the maintenance of proper books and records, services in relation to financial reporting requirements under Commission and NASDAQ rules and regulations and information-system related services.

On March 7, 2014 we terminated the Letter Agreement with Central Mare. No penalty was paid in connection with this termination.

Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements

On March 10, 2014, we entered into a new letter agreement, or the New Letter Agreement, with Central Shipping Monaco SAM, or CSM, a related party controlled by our Chief Executive Officer, and on March 10, 2014 we entered into management agreements between CSM and our vessel-owning subsidiaries.

The New Letter Agreement can only be terminated on eighteen months notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement.

Pursuant to the New Letter Agreement, as well as management agreements concluded between CSM and our vessel-owning subsidiaries, we pay a technical management fee of $550 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $300 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $500 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels and (iv) a commission of 0.2% on derivative agreements and loan financing or refinancing. CSM will also perform supervision services for all of our newbuilding vessels while the vessels are under construction, for which we will pay CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provides at cost, all accounting, reporting and administrative services.

These agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination.

Pursuant to the terms of the management agreements, all fees payable to CSM are adjusted annually according to the US Consumer Price Inflation of the previous year.

Shipping Financial Services Inc. Credit Facility

On July 1, 2011 we entered into an unsecured credit facility with Shipping Financial Services Inc., a related party ultimately controlled by the family of our President and Chief Executive Officer, for Euro 0.35 million ($0.46 million) to be used for general working capital purposes. We had undertaken to repay the loan within twelve months of its receipt, however it was extended for another twelve months on July 8, 2012. The loan bore interest at a rate of 8% per annum. The loan was repaid in full on October 22, 2013.

On May 8, 2012, we entered into a bridge loan for working capital purposes in the amount of $0.5 million with Shipping Financial Services. The bridge loan was repaid in May 2012.

Provision of Office Space in Monaco by Central Shipping Monaco SAM

In September 2011, we entered into a lease agreement for one year for the provision of office space in Monaco, effective from October 1, 2011 with Central Shipping Monaco SAM, a related party controlled by the family of our President and Chief Executive Officer. This agreement was extended through December 2012 and then terminated. The monthly rent was $0.01 million.

Renovation of Office Space in Athens by Pyramis Technical Co. S.A.

Pyramis Technical Co. S.A., a related party controlled by the father of our President and Chief Executive Officer and President, has been responsible for the renovation of our office space in Athens, Greece. As of December 31, 2013, the total contracted cost amounted to Euro 3.2 million ($4.4 million) over a period of approximately seven years.

Sovereign Equity Line Transaction

On August 24, 2011, we entered into a Common Stock Purchase Agreement with Sovereign. In this transaction, commonly known as an equity line, Sovereign committed to purchase up to $10,000,000 of our common shares, to be drawn from time to time at our request in multiples of $500,000 over the following 12 months (“the Sovereign Equity Line Transaction”). Shares purchased under the Common Stock Purchase Agreement are priced at the greater of (i) $3.15 per share and (ii) a per share price of 35% of the volume weighted average price of our common shares for the previous 12 trading days. Also on August 24, 2011, we entered into a registration rights agreement with Sovereign, pursuant to which Sovereign has been granted certain demand registration rights with respect to the shares issued to Sovereign under the Common Stock Purchase Agreement. In addition, on August 24, 2011, we entered into a lock-up agreement with Sovereign, pursuant to which Sovereign agreed not to sell shares acquired pursuant to the Common Stock Purchase Agreement for a period starting 12 months from each acquisition of such shares.

We entered the Sovereign Equity Line Transaction to meet urgent short-term liquidity needs, especially our debt service obligations. The discount at which our shares are sold under the equity line was evaluated in the context of our urgent liquidity needs, the lack of alternatives available to us to raise capital due to unfavorable market conditions, the flexibility provided by the Sovereign transaction and the 12 month lock-up agreement that accompanied the transaction which made the shares illiquid for Sovereign.

The Board established a special committee composed of independent directors (the “Special Committee”) to consider the Sovereign Equity Line Transaction and make a recommendation to the Board. In the course of its deliberations, the Special Committee hired an independent investment bank which had never previously been engaged by us or Sovereign and obtained a fairness opinion from that investment bank. On August 24, 2011, the Special Committee determined that the Sovereign Equity Line Transaction was fair to and in our best interest and the best interests of our shareholders. Upon the recommendation of the Special Committee, the Board approved the Sovereign Equity Line Transaction on August 24, 2011, and we entered into the Common Stock Purchase Agreement on that date.

We drew down $2.0 million under the Common Stock Purchase Agreement at a price of $5.4551 per share on September 1, 2011, and on October 19, 2011, we drew down $5.0 million at a price of $3.15 per share.

DESCRIPTION OF CAPITAL STOCK

For purposes of the description of the Company’s capital stock below, references to “us,” “we” and “our” refer only to TOP SHIPS INC. and not any of our subsidiaries.

Purpose

Our purpose, as stated in our Amended and Restated Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our Amended and Restated Articles of Incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

The Company’s authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 8,310,004 shares were issued and outstanding as of the date of this prospectus and 20,000,000 preferred shares with par value of $0.01, of which no shares are issued and outstanding. The Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

Share History

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc. Our common shares are currently listed on the Nasdaq Global Select Market under the symbol “TOPS.”

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, as of August 19, 2005, as amended on August 24, 2011 and March 19, 2014. Under this Agreement, we declared a dividend payable of one right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each of our outstanding common shares, par value $0.01 per share. The Rights will separate from the common shares and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 15% or more of our common shares or (2) the 10th business day (or such later date as determined by our Board of Directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of our common shares. On the distribution date, each holder of a right will be entitled to purchase for $25 (the “Exercise Price”) a fraction (1/1000th) of one share of our preferred stock which has similar economic terms as one common share. If an acquiring person (an “Acquiring Person”) acquires more than 15% of our common shares then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of our common shares which has a market value of twice the exercise price. If after an Acquiring Person acquires more than 15% of our common shares, we merge into another company or we sell more than 50% of our assets or earning power, then each holder of right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of common shares of the surviving entity which has a then current market value of twice of the Exercise Price. Any time after the date an Acquiring Person obtains more than 15% of our common shares and before that Acquiring Person acquires more than 50% of our outstanding common shares, we may exchange each right owned by all other rights holders, in whole or in part, for one common share. The rights expire on the earliest of (1) August 31, 2015 or (2) the exchange or redemption of the rights as described above. We can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 15% or more of our common shares, or the expiration date. The terms of the rights and the

Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

On August 24, 2011, the Stockholders Rights Agreement was amended to provide that the purchase by Sovereign of our common shares pursuant to the Stock Purchase Agreement dated August 23, 2011, by and between the Company and Sovereign, shall not cause Sovereign, or any beneficial owner or Affiliate or Associate thereof, to be considered an “Acquiring Person.”

On March 19, 2014, the Stockholders Rights Agreement was amended to provide that the purchase of our common shares on March 19, 2014 pursuant to the Share Purchase Agreements dated March 19, 2014 shall not cause any of the purchasers under those Share Purchase Agreements, including Epsilon Holdings Inc and Oscar Shipholding Ltd, companies wholly owned by our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, or any beneficial owner or Affiliate or Associate thereof, to be considered an “Acquiring Person.”

General

Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws. Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws do not impose any limitations on the ownership rights of our shareholders.

Under our Amended and Restated By-laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by the Board of Directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors. Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws prohibit cumulative voting in the election of directors.

The Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 662/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

Classified Board

Our Amended and Restated Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal

Our Amended and Restated Articles of Incorporation and Amended and Restated by-laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Dissenters’ Rights of Appraisal and Payment. Under the Business Corporation Act of the Republic of the Marshall Islands, or BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions. Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents. Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Business Combinations

The Company’s Amended and Restated Articles of Incorporation include provision which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 662/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

Limited Actions by Shareholders

Our Amended and Restated Articles of Incorporation and our Amended and Restated By-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Our Amended and Restated Articles of Incorporation and our Amended and Restated By-laws provide that only our Board of Directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Super-majority Required for Certain Amendments to Our By-Laws

On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by laws may be made when approved by a vote of not less than 662/3% of the entire Board of Directors. These provisions that require not less than 662/3% vote of the Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our Board of Directors, removal of our Board of Directors and the filling of vacancies on our Board of Directors.

Stockholders Rights Agreement

We have entered into a Stockholders Rights Agreement with Computershare Investor Services LLC, as Rights Agent. See “Description of Capital Stock—Stockholders Rights Agreement” above.

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company, Inc.

Listing

Our common shares traded on the Nasdaq Global Select Market under the symbol “TOPS.”

DESCRIPTION OF WARRANTS

The material terms and provisions of the warrants being issued in this offering are summarized below. The following description is subject to, and qualified in its entirety by, the form of warrant, which has been filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of warrant.

Exercisability

In connection with the purchase of two common shares, we will also issue one warrant. Each warrant entitles the holder to purchase one common share. The warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment in full for the number of our common shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the warrant, the holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (subject to increase or decrease by a holder to any other percentage not in excess of 9.99% upon 61 days’ prior written notice to us and any such increase or decrease will apply only to the holder sending such notice and not to any other holder of warrants) of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Exercise Price

The initial exercise price per common share purchasable upon exercise of the warrants is $2.50 per share.

Cashless Exercise

In the event that common shares underlying the warrants are no longer registered under the Exchange Act, the holder may, in its sole discretion, exercise the warrant in whole or in part and, in lieu of making cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant.

Transferability

Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.

Anti-Dilution Provisions

The exercise price is subject to adjustment in the event of sales of our common shares at a price per share less than the exercise price then in effect (or securities convertible or exercisable into common shares at a conversion or exercise price less than the exercise price then in effect). In addition, the exercise price and the number of shares issuable upon exercise are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares, and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Fundamental Transaction

Upon the consummation of a Fundamental Transaction (as defined in the warrant), the holder of the warrant will have the right to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise in full of the warrant without regard to any limitations on exercise contained in the warrant.

A “Fundamental Transaction” is defined under the warrants as (i) we or any of our subsidiaries shall directly or indirectly (1) consolidate or merge with or into any other entity other than a subsidiary of ours, or (2) sell, lease, license, other than for purposes of granting a security interest assign, transfer, convey or otherwise dispose of all or substantially all of our respective properties or assets to any other person or entity, or (3) allow any other entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of our voting stock or (4) consummate a stock or share purchase agreement or other business combination with any other entity whereby such other person or entity acquires more than 50% of the outstanding shares of our voting stock or (5) (I) reorganize, recapitalize or reclassify our common stock, or (II) effect or consummate a stock combination, reverse stock split or other similar transaction involving our common shares or (III) make any public announcement or disclosure with respect to any stock combination, reverse stock split or other similar transaction involving our common shares or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock of ours; provided, however, that this clause (ii) shall not apply with respect to any person or group who is the beneficial owner, directly or indirectly, of at least 50% of the aggregate voting power represented by our issued and outstanding voting stock as of the date of this prospectus.

Rights as a Shareholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our common shares, the holder of a warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant.

Currently, no public market exists for our warrants. We do not intend to apply for the listing of the warrants on any national securities exchange. The common shares and warrants are immediately separable and will be issued separately, but will be purchased together in this offering.

Representative’s Warrants

Please see “Underwriting” for a description of the warrants we have agreed to issue to the representative of the underwriters in this offering, subject to the completion of the offering. We expect to enter into a warrant agreement in respect of the representative’s warrants prior to the closing of this offering.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Marshall Islands	Delaware

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

Marshall Islands	Delaware

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Marshall Islands	Delaware

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney’s fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock and warrants (collectively referred to in this Section as the “Units”). This discussion does not purport to deal with the tax consequences of owning the Units to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who acquire the Units in connection with this offering and hold the Units as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of the Units.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non U.S. Holders, each as defined below, of the Units. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the “Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to Top Ships Inc. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations there under, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

(2)	either

(A)	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

(B)	our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries are incorporated, each grant an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

After this offering, we anticipate that we will satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test after this offering.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be “primarily traded” on the Nasdaq Global Select Market.

Under the Treasury Regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the “listing threshold.” Since our common stock, our sole class of stock, is listed on the Nasdaq Global Select Market, we will satisfy the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume test.” We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common stock, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the “5% Override Rule.”

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common stock. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year. To establish and substantiate this exception to the 5% Override Rule, our 5% Shareholders who are qualified shareholders for purposes of Section 883 of the Code must comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such 5% Shareholder must undertake similar compliance procedures.

We may trigger the 5% Override Rule for any taxable year in which 50% or more of the vote and value of our common stock is owned by 5% Shareholders on more than half of the days during the taxable year. For example, for our 2013 taxable year, we were subject to the 5% Override Rule. Nevertheless, we believe that we qualified for the exception to the 5% Override Rule for our 2013 taxable year because each 5% Shareholder is a qualified shareholder for purposes of Section 883 of the Code and the substantiation requirements have been satisfied. Therefore, we believe that we qualified for the exemption under Section 883 of the Code for the 2013 taxable year. However, due to the factual nature of the issues, no assurances can me made that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of the Units that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the Units, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the Units, you are encouraged to consult your tax advisor.

Allocation of Purchase Price

For U.S. federal income tax purposes, the amount of cash paid for a Unit at its original offering must be allocated between the common stock and the warrants comprising the Unit on the basis of their relative fair market values. The allocation of the purchase price of the Units is relevant to the timing and manner of inclusion of income with respect to the common shares and warrants as described below.

Distributions

Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

As discussed below, we believe that we were treated as a PFIC for our 2013 taxable year. Assuming this is the case, any dividends paid by us during 2013 and 2014 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.

Exercise, Sale, Retirement or Other Taxable Disposition of Warrants

Neither we nor a U.S. Holder of a warrant will recognize gain or loss as a result of the U.S. Holder’s receipt of our common stock upon exercise of a warrant. A U.S. Holder’s adjusted tax basis in the common shares received will be an amount equal to the sum of (i) the U.S. Holder’s adjusted tax basis in the warrant exercised plus (ii) the amount of the exercise price for the warrant. If the warrants lapse without exercise, the U.S. Holder will recognize capital loss in the amount equal to the U.S. Holder’s adjusted tax basis in the warrants. A U.S. Holder’s holding period for common shares received upon exercise of a warrant will commence on the date the warrant is exercised.

Upon the sale, retirement or other taxable disposition of a warrant, the U.S. Holder will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor and the U.S. Holder’s tax basis in the warrant. Any such gain or loss recognized by a holder upon the sale, retirement or other taxable disposition of a warrant will be capital gain or loss and will be long-term capital gain or loss if the warrant has been held for more than one year.

The exercise price of a warrant is subject to adjustment under certain circumstances. If an adjustment increases a proportionate interest of the holder of a warrant in the fully diluted common stock without proportionate adjustments to the holders of our common stock, U.S. Holder of the warrants may be treated as having received a constructive distribution, which may be taxable to the U.S. Holder as a dividend.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of “passive income.” On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

For our 2013 taxable year, at least 50% of the average value of our assets consisted of vessels which were bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter. Therefore, we believe that we were a PFIC for our 2013 taxable year.

Whether we will be treated as a PFIC for any future taxable year depends on the nature and extent of our operations. In this regard, we intend to take the position that our vessels operating on voyage or time charters should be treated as assets held for the production of active income and that such income should be treated as services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.

If we are a PFIC for a taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC. The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

If we are a PFIC for a taxable year, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat us as a “Qualified Electing Fund,” which is referred to as a “QEF election,” (2) makes a “mark-to-market” election with respect to our common stock, or (3) makes no election and, therefore, is subject to the Default PFIC Regime (as defined below). As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime. However, the mark-to-market election may not be possible with respect to our subsidiaries which are treated as PFICs.

Absent one of the elections below, if we are a PFIC for any taxable year during which a U.S. Holder owns our common stock, such U.S. Holder will generally continue to be subject to the PFIC regime described below regardless of whether we are treated as a PFIC in any subsequent taxable year.

If we are treated as a PFIC for any taxable year, a U.S. Holder will be required to file Form 8621 with the IRS under Section 1298(f) of the Code.

The QEF Election

We do not intend to provide U.S. Holders with the necessary information to make and maintain a QEF election. Accordingly, U.S. Holders will not be able to make or maintain a QEF election with respect to our common stock.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Making the Election. Alternatively, if, as is anticipated, our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to the common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The common stock will be treated as “marketable stock” for this purpose if it is “regularly traded” on a “qualified exchange or other market.” The common stock will be “regularly traded” on a qualified exchange or other market for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. A “qualified exchange or other market” means either a U.S. national securities exchange that is registered with the SEC, the Nasdaq, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements. We believe that the Nasdaq Global Select Market should be treated as a “qualified exchange or other market” for this purpose. However, it should be noted that a separate mark-to-market election would need to be made with respect to each of our subsidiaries which is treated as a PFIC. The stock of these subsidiaries is not expected to be “marketable stock.” Therefore, a “mark-to-market” election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends. If the “mark-to-market” election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common stock The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common stock for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Distributions by us to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

Sale, Exchange or Other Disposition. Gain realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election

Finally, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election, whom we refer to as “Non-Electing Holder”, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock or warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock or warrants), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock or warrants.

Under the Default PFIC Regime:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock or warrants;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock or warrants. If a Non-Electing Holder who is an individual dies while owning the common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common stock or warrants.

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Exercise or Lapse of Warrants

A Non-U.S. Holder will not recognize any gain or loss on the exercise or lapse of the warrants.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

If you sell your common stock or warrants to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock or warrants through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock or warrants through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares or warrants unless the common shares or warrants held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

UNDERWRITING

Aegis Capital Corp. is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated June 6, 2014 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share and per warrant less the underwriting discounts set forth on the cover page of this prospectus, the number common shares and warrants listed next to its name in the following table:

Underwriter	Number of Shares	Number of Warrants
Aegis Capital Corp.	10,000,000	5,000,000

Total	10,000,000	5,000,000

The underwriters are committed to purchase all the common shares and warrants offered by us other than those covered by the option to purchase additional shares and/or additional warrants described below, if they purchase any shares or warrants. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares and warrants, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain existing shareholders of ours have agreed to purchase 2,500,000 common shares and 1,250,000 warrants in this offering at the public offering price.

Over-allotment Option. We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,500,000 additional shares and/or 750,000 additional warrants to purchase a maximum of 750,000 additional shares (15% of the shares and/or warrants sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares and/or warrants covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be approximately $23.0 million and the total net proceeds, before expenses, to us will be approximately $21.4 million.

Discount. The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Per Warrant	Total Without Over- Allotment Option	Total With Over- Allotment Option
Public offering price	$2.00	$0.00001	$20,000,050	$23,000,058
Underwriting discount (6%)(1)	$0.12	$0.0000006	$900,002	$1,080,003
Proceeds, before expense, to us(1)	$1.88	$0.0000094	$19,100,048	$21,920,055
Non-accountable expense allowance (1%)(2)	$0.02	$0.0000001	$150,000	$150,000

(1)	The underwriting discount shall not be payable with respect to shares and warrants which may be purchased by certain existing shareholders as set forth above.

(2)	Non-accountable expense allowance shall not be payable with respect to (i) shares and warrants which may be purchased by certain existing shareholders of the Company as set forth above and (ii) any shares and/or warrants sold pursuant to the representative’s exercise of the over-allotment option.

The underwriters propose to offer the shares and warrants offered by us to the public at the public offering prices per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares or warrants to other securities dealers at such price less a concession of $0.07 per share and $0.0000001 per warrant. If all of the shares and warrants offered by us are not sold at the public offering price per share, the underwriters may change the offering prices and other selling terms by means of a supplement to this prospectus.

We have paid an aggregate expense deposit of $25,000 to the representative for out-of-pocket-accountable expenses, which will be applied against accountable expenses that will be paid by us to the underwriters in connection with this offering in accordance with FINRA Rule 5110(f)(2)(C). The underwriting agreement, however, provides that in the event the offering is terminated, the $25,000 expense deposit paid to the representative will be returned to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have also agreed to pay the underwriters’ expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and Directors in an amount not to exceed $5,000 per individual, but no more than $20,000 in the aggregate; (b) all filing fees incurred in clearing this offering with FINRA; (c) payment of up to $5,000 for “blue-sky” counsel; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters; (e) upon successfully completing this offering, $21,775 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (f) upon successfully completing this offering, up to $20,000 of the representative’s actual accountable road show expenses for the offering.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $395,000.

Discretionary Accounts. The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements. We, our directors and executive officers expect to enter into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of three months from the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative, agree not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for common shares owned or acquired on or prior to the closing date of this offering (including any common shares acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) file or caused to be filed any registration statement relating to the offering of any shares of our capital stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, except for certain exceptions and limitations.

The lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release.

Representative’s Warrants. We have agreed to issue to the representative warrants to purchase up to a total of common shares (3% of the number of common shares sold in this offering, excluding the over-allotment). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(i). The warrants are exercisable at a per share price equal to 125% of the public offering price per share in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common shares at a price below the warrant exercise price.

Right of First Refusal. Until twelve months from the date of effectiveness of the offering, the Representative has a right of first refusal to act as sole book-running manager for any public offering during such period.

Electronic Offer, Sale and Distribution of Securities. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares and/or warrants to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making. In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common shares on The NASDAQ Capital Market or on the OTC QB in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of common shares and warrants will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common shares and warrants has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statement);

•	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)I of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares and warrants shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monŭtaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autoritŭ des marchŭs financiers (“AMF”). The common shares and warrants have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common shares and warrants have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiŭs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiŭs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common shares and warrants cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common shares and warrants have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common shares and warrants offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common shares and warrants been registered for sale in Israel. The common shares and warrants may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common shares and warrants being offered. Any resale in Israel, directly or indirectly, to the public of the common shares and warrants offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common shares and warrants in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societa e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common shares and warrants may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common shares and warrants or distribution of any offer document relating to the common shares and warrants in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the common shares and warrants in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common shares and warrants being declared null and void and in the liability of the entity transferring the common shares and warrants for any damages suffered by the investors.

Japan

The common shares and warrants have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common shares and warrants may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common shares and warrants may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common shares and warrants is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta de valores ) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Cydigo dos Valores ). The common shares and warrants have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common shares and warrants have not been, and will not be, submitted to the Portuguese Securities Market Commission ( do Mercado de Valores ) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common shares and warrants in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common shares and warrants be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of common shares and warrants in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common shares and warrants may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common shares and warrants may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common shares and warrants have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares and warrants will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common shares and warrants have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common shares and warrants within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common shares and warrants, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for common shares and warrants is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common shares and warrants. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common shares and warrants may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common shares and warrants has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee	$4,589
Printing and Engraving Expenses	30,000
Legal Fees and Expenses	195,000
Accountants’ Fees and Expenses	90,000
Nasdaq Listing Fee	7,500
FINRA Fee	5,844
Blue Sky Fees and Expenses	20,000
Transfer Agent’s Fees and Expenses	15,000
Miscellaneous Costs	27,067

Total	$395,000

LEGAL MATTERS

Certain legal matters in connection with the sale of the common shares offered hereby, including the legality thereof, are being passed upon for us by Seward & Kissel LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Blank Rome LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, included in this Prospectus, have been audited by Deloitte. Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte. Hadjipavlou, Sofianos & Cambanis S.A. are located at Fragoklissias 3a & Granikou Str., GR 151 25 Maroussi, Athens, Greece.

The section in this prospectus entitled “Prospectus Summary” has been reviewed by Drewry Shipping Consultants Ltd., 15-17 Christopher Street, London EC2 2BS, England, and the section in this prospectus entitled “The International Refined Petroleum Products Shipping Industry” has been supplied by Drewry, which has confirmed to us that such sections accurately describe, to the best of its knowledge, the international tanker shipping industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Top Ships Inc. is a Marshall Islands company and our executive offices are located outside of the U.S. in Maroussi, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the U.S. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the U.S. As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available semi-annual reports containing selected unaudited financial data for the first six months of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but, are required to furnish proxy statements to shareholders under Nasdaq Global Select Market rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

INDUSTRY DATA

The discussions contained under the heading “The International Refined Petroleum Products Shipping Industry” have been reviewed by Drewry, which has confirmed to us that they accurately describe the international tanker market as of the date of this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry Maritime Research, or Drewry, from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry.

Annual Survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the ship is not laden with cargo.

Bareboat Charter. A charter of a ship under which the ship-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a “demise charter” or a “time charter by demise” and involves the use of a vessel usually over longer periods of time ranging over several years The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers. Fuel oil used to operate a vessel’s engines, generators and boilers.

Charter. The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer. The company that hires a vessel pursuant to a charter.

Charter Hire. Money paid to the ship-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter Rate. The amount of money agreed between the charterer and the ship-owner accrued on a daily or monthly basis that is used to calculate the vessel’s charter hire.

Classification Society. An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

Clean Products. Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gas oil.

Contract of Affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight Ton “dwt.” A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Double Hull. Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Draft. Vertical distance between the waterline and the bottom of the vessel’s keel.

Drydocking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Freight. Money paid to the ship-owner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.

Gross Ton. A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Hull. Shell or body of a vessel.

IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

Intermediate Survey. The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

Metric Ton. A unit of weight equal to 1,000 kilograms.

Medium-Range, or MR, Tanker: A product tanker in approximately the 30,000 dwt to 60,000 dwt size range with internally coated tanks to prevent corrosion and facilitate cleaning when switching between cargoes.

Newbuilding. A new vessel under construction or just completed.

Off-Hire. The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA. Oil Pollution Act of 1990 of the United States (as amended).

Orderbook. The orderbook refers to the total number of currently placed orders for the construction of vessels or a specific type of vessel worldwide.

Petroleum Products. Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Period Charter. A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Pools. Arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and period charters and contracts of affreightment. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a period charter where the charter hire is based on the vessel’s corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.

Product tanker. A vessel designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and Indemnity (or P&I) Insurance. Insurance obtained through mutual associations (called “Clubs”) formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping. The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single Hull. A hull construction design in which a vessel has only one hull.

Sister Ships. Vessels of the same type and specification which were built by the same shipyard.

SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Strict Liability. Liability that is imposed without regard to fault.

Special Survey. An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot Charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Suezmax. An oil tanker of a size and capacity that makes it, when fully loaded, capable of transiting the Suez canal, and usually filling a range of 120,000 to 200,000 dwt.

Tanker. Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products and liquid chemicals.

TCE. Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

Time Charter. A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The ship-owner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Trip Time Charter. A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and ship owner as described under time charter and voyage charter.

Ton. See “Metric ton.”

Vessel Operating Expenses. The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as “voyage expenses.” For a time charter, the vessel-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses. Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

TOP SHIPS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND MARCH 31, 2014

(Expressed in thousands of U.S. Dollars—except share and per share data)

	December 31, 2013	March 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,706	2,480
Due from related parties (Notes 1 and 5)	—	218
Advances to various creditors	38	43
Prepayments and other (Note 7)	518	624
Total current assets	10,262	3,365

FIXED ASSETS:
Advances for vessels acquisitions / under construction (Note 4)	14,400	33,007
Other fixed assets, net	1,467	1,432
Total fixed assets	15,867	34,439

OTHER NON CURRENT ASSETS:
Restricted cash (Note 16)	1,739	1,576
Total assets	27,868	39,380

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Derivative financial instruments (Note 16)	1,135	1,136
Due to related parties (Notes 1 and 5)	807	—
Accounts payable	2,082	2,134
Accrued liabilities	4,581	4,689
Total current liabilities	8,605	7,959

NON-CURRENT LIABILITIES:
Derivative financial instruments (Note 16)	562	280
Other non-current liabilities (Note 17)	3,906	3,705
Total non-current liabilities	4,468	3,985

COMMITMENTS AND CONTINGENCIES (Note 9)
Total liabilities	13,073	11,944

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,469,648, and 8,310,004 shares issued and outstanding at December 31, 2013 and March 31, 2014 (Note 10)	25	83
Additional paid-in capital	293,453	305,982
Accumulated deficit	(278,683)	(278,629)
Total stockholders’ equity	14,795	27,436
Total liabilities and stockholders’ equity	27,868	39,380

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Three Months Ended March 31,
	2013	2014
REVENUES:
Revenues	$7,474	$449

EXPENSES:
Voyage expenses (Note 13)	196	6
Vessel depreciation	2,021	—
Management fees-related parties (Note 1 & 5)	158	33
General and administrative expenses	431	344

Operating income	4,668	66

OTHER INCOME (EXPENSES):
Interest and finance costs (Note 8 & 14)	(1,912)	(44)
Net loss on derivative financial instruments (Note 16)	(69)	—
Interest income	29	37
Other, net	10	(5)

Total other expenses, net	(1,942)	(12)

Net income and comprehensive income	$2,726	$54

Earnings per common share, basic and diluted (Note 12)	$1.12	$0.02

Weighted average common shares outstanding, basic (Note 12)	2,431,113	3,232,168

Weighted average common shares outstanding, diluted (Note 12)	2,432,184	3,232,168

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total

	# of Shares	Par Value
BALANCE, December 31, 2012	2,449,648	24	293,109	37	(280,091)	13,079

Net income	—	—	—	—	2,726	2,726
Stock-based compensation (Note 11)	7,142	—	69	—	—	69

BALANCE, March 31, 2013	2,456,790	24	293,178	37	(277,365)	15,874

BALANCE, December 31, 2013	2,469,648	25	293,453	—	(278,683)	14,795

Net income	—	—	—		54	54
Stock-based compensation (Note 11)	7,142	—	—		—	—
Issuance of common stock, net (Note 10)	5,833,214	58	40,775		—	40,833
Excess of consideration over acquired assets (Note 1)	—	—	(28,246)		—	(28,246)

BALANCE, March 31, 2014	8,310,004	83	305,982	—	(278,629)	27,436

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31
	2013	2014
Cash Flows provided by Operating Activities:
Net income	2,726	54
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets including vessels and amortization of deferred financing fees	2,393	29
Translation gain of foreign currency denominated loan	(75)	—
Stock-based compensation expense	69	—
Change in fair value of financial instruments (Note 16)	(660)	(281)
Loss on sale of other fixed assets	—	5
Increase (Decrease) in:
Trade accounts receivable	(223)	—
Advances to various creditors	47	(4)
Prepayments and other	59	(105)
Increase (Decrease) in:
Due to related Parties	(156)	(1,043)
Accounts payable	(81)	48
Other non-current liabilities	(200)	(200)
Accrued liabilities	66	108
Unearned revenue	(916)
Net Cash provided by (used in) Operating Activities	3,049	(1,389)
Cash Flows provided by (used in) Investing Activities:
Advances for vessels acquisitions / under construction (Note 4)	—	(6,000)
Decrease in restricted cash	1,132	163
Net proceeds from sale of other fixed assets	50	—
Net Cash provided by (used in) Investing Activities	1,182	(5,837)
Cash Flows used in Financing Activities:
Principal payments of debt	(4,231)	—
Net Cash used in Financing Activities	(4,231)	—
Net decrease in cash and cash equivalents	—	(7,226)
Cash and cash equivalents at beginning of period	—	9,706
Cash and cash equivalents at end of period	—	2,480

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars—except share, per share data and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively. The Company is an international provider of worldwide petroleum products transportation services.

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiary companies as of March 31, 2014. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Companies	Date of Incorporation	Country of Incorporation	Activity
1	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company
2	Lyndon International Co.	October 2013	Marshall Islands	Dormant Company

Top Ships Inc. is the sole owner of all outstanding shares of the following shipowning subsidiary companies as of March 31, 2014. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Shipowning Companies	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	Hull No S407 (acquired March 2014) (Note 4)
2	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	Hull No S414 (acquired March 2014) (Note 4)
3	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	Hull No S417 (acquired March 2014) (Note 4)
4	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	Hull No S418 (acquired March 2014) (Note 4)
5	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	Hull No S419 (acquired March 2014 ) (Note 4)

During 2013 the Company was the sole owner of all outstanding shares of the following subsidiary shipowning companies with operations in 2013:

	Shipowning Companies	Date of Incorporation	Country of Incorporation	Vessel
1	Jeke Shipping Company Limited (“Jeke”)	July 2007	Liberia	Evian (acquired February 2008, sold October 2013) (Note 4)
2	Warhol Shipping Company Limited (“Warhol”)	July 2008	Liberia	Miss Marilena (delivered February 2009, sold October 2013) (Note 4)
3	Lichtenstein Shipping Company Limited (“Lichtenstein”)	July 2008	Liberia	Lichtenstein (delivered February 2009, sold October 2013) (Note 4)
4	Indiana R Shipping Company Limited (“Indiana R”)	July 2008	Liberia	UACC Shams (delivered March 2009, sold October 2013) (Note 4)
5	Britto Shipping Company Limited (“Britto”)	July 2008	Liberia	Britto (delivered May 2009, sold October 2013) (Note 4)
6	Hongbo Shipping Company Limited (“Hongbo”)	July 2008	Liberia	Hongbo (delivered August 2009, sold October 2013) (Note 4)
7	Banksy Shipping Company Limited (“Banksy”)	July 2008	Liberia	UACC Sila (delivered March 2009 , sold April 2013) (Note 4)

Hull No S407, S414, S417, S418 and S419 (the “Purchased Vessels”) were purchased on March 19, 2014 via share purchase agreements with their shipowning companies (the “Selling Shipowning Companies”), which were affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis (see Note 4). The Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis held the majority of shares in each of the Selling Shipowning Companies. Hence, the Company accounted for the acquisition of the Purchased Vessels as a transfer of assets between entities under common control and has recognized the Purchased Vessels at their historical carrying amounts in the accounts of the Selling Shipowning Companies (the transferring entities) at the date of transfer.

The amount of the consideration given in excess of the Selling Shipowning Companies basis in the net assets is recognized as a reduction to the Company’s capital and presented as “Excess of consideration over acquired assets” in the Company’s Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim condensed consolidated financial statements. The operating results for the three-month period ended March 31, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2013.

On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21, 2014 was decreased to 8,310,004 while the par value of the Company’s common shares remained unchanged at $0.01 per share (Note 10).

Management of Company Vessels

As from March 31 2014, the Company had outsourced to Central Shipping Monaco SAM (“CSM”), a related party controlled by the Company’s Chief Executive Officer, all operational, technical and commercial functions, pursuant to a letter agreement concluded between CSM and the Company and management agreements concluded between CSM and the Company’s vessel-owning subsidiaries on March 10, 2014 (see Note 5). From July 1, 2010 until March 10 2014, Central Mare Inc (“Central Mare”), a related party controlled by the family of the Company’s Chief Executive Officer, was responsible for all of the chartering, operational and technical management of the Company’s fleet (see Note 5).

As of December 31, 2013 the net amounts due to Central Mare and CSM were $807 and as of March 31, 2014 the net amounts due from Central Mare and CSM were $219. The above amounts are included in Due to related parties and Due from related parties, which are separately presented in the accompanying unaudited interim condensed consolidated balance sheets (Note 5).

Management fees charged by related parties are presented separately in the accompanying unaudited interim condensed consolidated statements of operations and are summarized as follows:

	Three Months Ended
	March 31, 2013	March 31, 2014
Management Fees—Related Parties (Note 5)
Central Mare Inc	158	33
Total	158	33

*	An amount of $17 was charged by CSM in the three months ended March 31, 2014, but was capitalized (see Note 5)

2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2013. There have been no changes to these policies in the three-month period ended March 31, 2014, apart from the ones stated below:

Principles of Consolidation and Combination: The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted by U.S. GAAP ,after effect to the transfer of assets from entities under common control in 2013, as described in Note 1 to the unaudited interim condensed consolidated financial statements, and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated in consolidation.

Financial instruments: Financial liabilities are classified as either financial liabilities at ‘fair value through the profit and loss’ (“FVTPL”) or ‘other financial liabilities’. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings, except in the cases where these financial instruments fall under the guidance in ASC 815-40-55-14, where changes in fair value are not subsequently measured (See Note 4). Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

Recent Accounting Pronouncements

There are no recent accounting pronouncements issued during the three months ended March 31, 2014 whose adoption would have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current year.

3.	Going Concern:

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

The Company has a working capital deficit of $4.5 million as of March 31, 2014. The Company has funded its obligations to date through a combination of cash flows from operations and contributions from its shareholders. Management intends to continue to fund its cash flow requirements through these sources as well as enter into new debt financing in order to finance the new vessel acquisitions/ under construction (Note 4 below), and expects its cash flow projections for the following twelve months to be sufficient to cover working capital requirements.

4.	Advances for Vessels Acquisitions / Under Construction:

On December 5, 2013, the Company agreed to acquire Hull S418, a 39,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis and with scheduled delivery in the third quarter of 2015. The purchase price of the newbuilding was $35,000 and the initial deposit was paid in two installments, the first on December 5, 2013 and the second on December 19, 2013 bringing the total to $7,000 which is included in Advances for vessels acquisitions / under construction, in the Company’s balance sheet as of December 31, 2013. On March 17, 2014, the Company agreed to terminate this MOA, as described below.

On December 16, 2013, the Company agreed to acquire Hull No. S407, a 50,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis and with a scheduled delivery from Hyundai Mipo Dockyard Co., Ltd. in the first quarter of 2015. The purchase price of the newbuilding was $37,000 and the initial deposit was paid in two installments, the first on December 16, 2013 and the second on December 19, 2013 bringing the total to $7,400 which is also included in Advances for vessels acquisitions / under construction, in the Company’s balance sheet as of December 31, 2013. On February 6, 2014, the Company agreed to terminate this MOA and entered into a new MOA to purchase Hull S406, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co. in the second quarter of 2014, with a time charter attached, from Million Hope Maritime S.A., an entity affiliated with the Company’s CEO. The purchase price of the newbuilding is $38,300, payable as follows: $7,400 already paid on December 16 and 19, 2013 under the MOA dated December 16, 2013; $3,500 paid on February 14, 2014 and $27,400 payable on delivery of the vessel.

On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company’s CEO, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43,333, paid in the form of $2,500 in cash and 5,833,214 newly-issued common shares. Pursuant to the share purchase agreements the Company acquired:

•	100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with the Company’s CEO, which are party to shipbuilding contracts with Hyundai Mipo Dockyard Co. for the construction of Hull No. S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2015, and Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2015, respectively, for an aggregate purchase price of $14,693. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel’s delivery. Upon its delivery Hull No. S407 will enter into a time charter with a high quality charterer for 2 years at a rate of $16,000 per day. The charterer has the option to extend the charter for an additional year at a rate of $17,250 per day. Upon its delivery Hull No. S418 will enter into a time charter with a high quality charterer for 3 years at a rate of $15,200 per day. The charterer has the option to extend the charter for an additional year at a rate of $16,000 per day and another year after that at a rate of $16,750 per day. Concurrently, the Company agreed to terminate the MOA entered into on December 5, 2013, described above, with Monte Carlo 37 Shipping Company Limited for the acquisition of Hull S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7,000, to reduce the purchase price under the share purchase agreement.

•	100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $10,990.

•	100% of the share capital of Monte Carlo Lax Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10,820. The Company will have an option up to January 2015 to fix either S414 or S417 to the same charterer on the same terms as S406 and S407. The time charter agreement is to commence upon the vessel’s delivery.

•	100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6,830. Monte Carlo 39 Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

The advances paid to the shipyard by the ship-owning companies that the Company acquired via the abovementioned share purchase agreements for the purchase of Hull Nos. S407, S414, S417, S418 and S419 amounted to $22,084 together with the advances the Company paid for Hull No. S406 amounting to $10,900 as well as $23 of capitalized expenses comprise the Advances for vessels acquisitions / under construction, in the Company’s balance sheet of March 31, 2014.

The Company’s President, CEO and Director, Evangelos J. Pistiolis, owned the majority of the shares of each of the vessel-owning companies the Company acquired pursuant to these share purchase agreements. Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, the Company will have the right to buy back 2,046,342 common shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share.

The Company has treated this buyback option as a freestanding financial instrument settled in the Company’s common stock that provides for a physical settlement in shares. According to guidance under ASC 815-40-25-4 the Company has classified it in stockholders’ equity in the Company’s balance sheet. Furthermore according to implementation guidance in ASC 815-40-55-14, since the instrument provides for a physical settlement it is initially and subsequently classified in equity and initially measured in equity with changes in fair value not subsequently measured. Hence the buyback option is not valued as of March 31, 2014 and hence there no changes in its fair value were recorded in earnings.

5.	Transactions with Related Parties:

(a)	Central Mare Inc. (“Central Mare”)—Letter Agreement and Management Agreements: From July 1, 2010 to March 10, 2014, Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of the Company vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare, a related party controlled by the family of the Company’s Chief Executive Office, and the Company as well as management agreements concluded between Central Mare and the Company’s vessel-owning subsidiaries. Furthermore the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company’s maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations and information-system related services.

Pursuant to an amendment of the Letter Agreement on January 1, 2013, the Company paid a management fee of $250 per day per vessel up to June 30, 2013 and $258 per day per vessel up to October 16, 2013. That fee included all the abovementioned services. On October 16, 2013 the letter agreement was amended again and it provided for a fixed monthly fee of $15 for the provision of all the abovementioned services, for the period when the Company does not have any ships.

Also Central Mare received a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of Euro 437 or approximately $603 per newbuilding vessel. All the abovementioned commissions and fees would apply only in the case that the service was provided.

On March 7, 2014 the Company terminated the Letter Agreement with Central Mare. No penalty was paid in connection with this termination.

(b)	Central Mare Inc. (“Central Mare”)—Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare provides the Company with its executive officers.

Under the terms of the agreement for the Company’s Chief Executive Officer, the Company is obligated to pay an annual base salary, a minimum cash bonus and stock compensation of 7,142 common shares of the Company to be issued at the end of each calendar year (see Note 13).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Executive Vice President and Chairman, the Company is obligated to pay an annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expired on August 31, 2011; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Chief Financial Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2012; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Chief Technical Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years’ annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary.

On July 1, 2012 the Executive Officers and Other Personnel Agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided.

As of March 31, 2014 the net amount due from Central Mare was $235 and is included in Due from related parties, which is separately presented on the accompanying unaudited interim condensed consolidated balance sheets. The amount concerns mainly prepaid Executive officers and other personnel expenses.

The fees charged by Central Mare for the three months ended March 31, 2013 and 2014 are as follows:

	Three months ended March 31
	2013	2014
Management Fees	$158	$33	Management fees related party—Statement of comprehensive income
Executive officers and other personnel expenses	$240	$30	General and administrative expenses—Statement of comprehensive income
Commission on charter hire agreements	$67	—	Voyage expenses—Statement of comprehensive income
Total	$465	$63

(c)	Central Mare Inc. (“Central Mare”)—Credit Facility: On July 16, 2011 the Company entered into an unsecured credit facility with Central Mare for Euro 1,800 ($2,476 applying the $U.S. Dollar/Euro exchange rate as of March 31, 2014) to be used for general working capital purposes. The loan was fully repaid on October 22, 2013.

(d)	Shipping Financial Services Inc—Credit Facility: On July 1, 2011 the Company entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 350 ($481 applying the $U.S. Dollar/Euro exchange rate as of March 31, 2014) to be used for general working capital purposes. The loan was fully repaid on October 24, 2013.

(e)	Newbuilding Vessel Acquisitions from affiliated entities: From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of our fleet of newbuilding vessels (see Note 4).

(f)	Central Shipping Monaco SAM (“CSM”)—Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a new letter agreement, or the New Letter Agreement, with CSM, a related party controlled by our Chief Executive Officer, and on March 10, 2014 the Company entered into management agreements between CSM and our vessel-owning subsidiaries. The New Letter Agreement can only be terminated on eighteen months notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement.

Pursuant to the New Letter Agreement, as well as management agreements concluded between CSM and the Company’s vessel-owning subsidiaries, the Company pays a technical management fee of $550 per day per vessel for the provision of technical, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard and a commercial management fee of $300 per day per vessel, commencing from the date the vessel is delivered from the shipyard. In addition, the management agreements provide for payment to CSM of: (i) $500 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels and (iv) a commission of 0.2% on derivative agreements and loan financing or refinancing. CSM will also perform supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which the Company will pay CSM the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSM provides at cost, all accounting, reporting and administrative services. These agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the management agreements, all fees payable to CSM are adjusted annually according to the US Consumer Price Inflation of the previous year.

As of March 31, 2014 the amount due to CSM was $17 and is presented in Due from related parties, which is separately presented on the accompanying unaudited interim condensed consolidated balance sheets. The amount concerns mainly technical management fees.

The fees charged by CSM for the three months ended March 31, 2013 and 2014 are as follows:

	Three months ended March 31
	2013	2014
Management fees	—	$17	Advances for vessels acquisitions / under construction—Balance Sheet

Total	—	$17

6.	Leases:

Lease arrangements, under which the Company acts as the lessee

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party.After two amendments to the agreement relating to change in occupied areas of the office space and renegotiated monthly rent in September 2010 and September 2011, in January 1, 2013, a third amendment was made and the new monthly rent was renegotiated down to Euro 2.5 or $3.4 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2013) and the annual adjustment for inflation increase plus 1% clause was removed. It was also agreed to revert occupancy in an even larger area of the leased office space and to extend the duration of the lease to December 31, 2024. All other terms of the lease remained unchanged. General and administrative expenses for the three months ended March 31, 2013 and 2014 include $10 and $10, respectively, for rent expense.

Future minimum lease payments:

The Company’s future minimum lease payments required to be made after March 31, 2014, related to the existing at March 31, 2014 leases are as follows:

Year ending December 31,	Office Lease
2014 (Remainder)	31
2015	41
2016	41
2017	41
2018	41
2019 and thereafter	246
Total	441

7.	Prepayments and Other:

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2013	March 31, 2014
Prepaid expenses	54	80
Other receivables	464	544

Total	518	624

8.	Debt:

As of December 31, 2013 and March 31, 2014 the Company had no indebtedness and hence no requirements stemming from loan covenants.

Interest Expense: Interest expense for the three months ended March 31, 2013 amounted to $1,521 and is included in interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive income (Note 14).

9.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of our fleet of newbuilding vessels (see Note 4). As a result of these transactions, the Company has remaining contractual commitments for the acquisition of its fleet totaling $158,068, including $22,138, $28,170, $28,170, $26,010 and $26,180 pursuant to newbuilding agreements for Hull S407, Hull S418, Hull S419, Hull S414 and Hull S417, respectively, and $27,400 pursuant to a MOA for Hull S406. Of these contractual commitments for the acquisition of our fleet, $40,240 is payable in 2014, $51,433 in 2015 and $66,395 in 2016.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

10.	Common Stock and Additional Paid-In Capital

Reverse Stock Split: On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21, 2014 was decreased to 8,310,004 while the par value of the Company’s common shares remained unchanged at $0.01 per share.

Issuance of common stock for the purchase of newbuilding vessels: On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company’s CEO, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43,332 paid in the form of $2,500 in cash and 5,833,214 newly-issued common shares (see Note 4).

As a result of the change in number of common shares assumed to be outstanding through April 21, 2014 earnings per common share for the three months ended March 31, 2013 and 2014 are adjusted as follows:

	Three months ended March 31
	2013	2014
Earnings per share, basic and diluted before reverse stock split	$0.16	$0.00
Reverse stock split impact	$0.96	$0.02
Earnings per share, basic and diluted after reverse stock split	$1.12	$0.02

11.	Stock Incentive Plan:

A summary of the status of the Company’s non-vested shares as of December 31, 2013 and March 31, 2014 is presented below:

	Non-vested Shares	Weighted average grant date fair value
As of December 31, 2013 and as of March 31, 2014	21,034	$366.24

The compensation expense recognized in the three months ended March 31, 2013 was $69 and is included in General and administrative expenses in the unaudited interim condensed consolidated statements of comprehensive income. As of March 31, 2014, the total unrecognized compensation cost related to non-vested share awards is $0. The non-vested shares will only vest on change of control.

The total fair value of shares vested during the three months ended March 31, 2013 was $50. In the three months ended March 31, 2014 period no shares were vested.

On December 18, 2013 the Board of Directors granted 7,148 shares to the Company’s Chief Executive Officer at a price of $11.20 per share to be issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer, in accordance with the CEO’s employment contract dated September 1, 2010. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to the Company’s CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. These shares were issued on January 17, 2014.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the three months ended March 31, 2013 and 2014.

12.	Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company’s Stock Incentive Plan) are the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares, granted to the Company’s CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares.

The components of the calculation of basic and diluted earnings per share for the three months ended March 31, 2013 and 2014 are as follows:

	Three months ended March 31,
	2013	2014
Net income	$2,726	$54
Net income available to common shareholders	$2,726	$54
Weighted average common shares outstanding, basic	2,431,113	3,232,168
Weighted average common shares outstanding, diluted	2,432,184	3,232,168
Earnings per common share, basic and diluted	$1.12	$0.02

For the three months ended March 31, 2013 and 2014, 22,106 and 21,034 shares respectively, of non-vested shares as at the end of each period, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

For the effect on earnings per share, of the reverse stock split effected on April 21, 2014 by the Company, see Note 10.

13.	Voyage Expenses:

Voyage expenses consist of commissions.

14.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows (expressed in thousands of U.S. Dollars):

	Three months ended March 31,
	2013	2014
Interest on debt (Note 8)	1,521	—
Bank charges	66	13
Amortization of financing fees	285	—
Interest on M/T Delos termination fee (Note 17)	40	31

Total	1,912	44

15.	Income Taxes:

Marshall Islands and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands and Liberia, the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in vessels’ operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

Pursuant to the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, a Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

The Marshall Islands, where the Company is incorporated, grants an “equivalent exemption” to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, it satisfied the 50% Ownership Test. The Company also believes that for periods subsequent to its initial public offering, it satisfies the Publicly-Traded Test on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

16.	Derivative Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of accounts payable due to suppliers, termination fee outstanding (see Note 17) and an interest rate swap agreement.

a)

Interest rate risk: As of March 31, 2014 the Company bears no interest rate risk relating to the variability of the cash flows since there is no outstanding senior debt and the only interest rate swap arrangement is not pegged to a floating interest rate. The only exposure the Company retains to Floating interest rates relates to the outstanding balance of the termination fee outstanding (see Note 17).

b)	Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable.

The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

c)	Fair value: The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The carrying value of the termination fee outstanding approximates its fair value as this represents an interest bearing liability pegged to floating Libor rates. The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The estimated fair value of the Company’s derivatives outstanding as at December 31, 2013 and March 31, 2014, as detailed below, approximates their carrying values.

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value—Liability
		March 31, 2014				December 31, 2013	March 31, 2014

ALPHA BANK	1	$20,000	7 years	March 30, 2008	10.85%	(1,697)	(1,416)

The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2013 and March 31, 2014, the Company’s outstanding interest rate swap had a combined notional amount of $20,000.

The Company has entered into an agreement with Alpha Bank relating to the Alpha Bank Swap, according to which, the Company has pledged an amount of $1,576 as of March 31, 2014 to an account controlled by Alpha Bank as a cash collateral for the repayment of interest of the Alpha Bank Swap.

The following tables summarize the valuation of our derivative financial instruments as of December 31, 2013 and March 31, 2014 respectively:

As of December 31, 2013		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$1,697	—	$1,697	—

As of March 31, 2014		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$1,416	—	$1,416	—

The Company’s interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in “Gain / (loss) on derivative financial instruments” in the statement of comprehensive income as well as presents the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the balance sheet and derivative losses in the statement of comprehensive income are presented below:

	Liability Derivatives
	December 31, 2013				March 31, 2014
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities— Derivative financial instruments	$1,135	Non Current liabilities— Derivative financial instruments	$562	Current liabilities— Derivative financial instruments	$1,136	Non Current liabilities— Derivative financial instruments	$280

		Amount of Gain Recognized in Statement of Comprehensive Income
Derivative Instruments not designated as hedging instruments	Location of Gain recognized in Income on Derivative	March 31, 2013	March 31, 2014
Interest rate swaps—change in fair value	Gain on derivative financial instruments included under ‘Net loss on derivative financial instruments’	$660	$281
Interest rate swaps—realized loss	Loss on financial instruments (Note 16)	(729)	(281)
Total		(69)	—

17.	Other Non Current Liabilities

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750. On January 1, 2013 the Company entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 was divided into two tranches, “Tranche A” ($4,500) that bears interest of 3% plus Libor and “Tranche B” ($806) that does not bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2014 (remainder)	650
2015	800
2016	800
2017	1,500	806
Total	3,750	806

Finally, according to this agreement the Company pays monthly interest payments. As of March 31, 2014 the non-current part of the termination fee is $3,705.

18.	Subsequent Events

On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of April 21, 2014 was decreased to 8,310,004 while the par value of the Company’s common shares remained unchanged at $0.01 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Top Ships Inc.,

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income/(loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 14, 2014, except for Note 1, Note 12 and Note 21 as to which the date is April 28, 2014

TOP SHIPS INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2013

(Expressed in thousands of U.S. Dollars—except share and per share data)

	December 31, 2012	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	—	9,706
Trade accounts receivable	399	—
Advances to various creditors	47	38
Prepayments and other (Note 9)	1,089	518
Vessel held for sale (Note 6)	25,200	—

Total current assets	26,735	10,262

FIXED ASSETS:
Advances for vessels acquisitions / under construction (Note 5)	—	14,400
Vessels, net (Notes 4)	177,292	—
Other fixed assets, net	1,851	1,467

Total fixed assets	179,143	15,867

OTHER NON CURRENT ASSETS:
Restricted cash (Note 18)	5,537	1,739

Total assets	211,415	27,868

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of debt (Note 10)	150,395	—
Debt from related parties (Note 10)	2,632	—
Debt related to vessel held for sale (Note 10)	19,592	—
Derivative financial instruments (Note 18)	5,811	1,135
Due to related parties (Notes 1 and 7)	2,150	807
Accounts payable	3,732	2,082
Accrued liabilities	6,659	4,581
Unearned revenue	2,659	—

Total current liabilities	193,630	8,605

NON-CURRENT LIABILITIES:
Derivative financial instruments (Note 18)	—	562
Other non-current liabilities (Note 20)	4,706	3,906

Total non-current liabilities	4,706	4,468

COMMITMENTS AND CONTINGENCIES (Note 11)
Total liabilities	198,336	13,073

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,449,648 and 2,469,648 shares issued and outstanding at December 31, 2012 and December 31, 2013 (Note 12)	24	25
Additional paid-in capital (Note 12)	293,109	293,453

Accumulated other comprehensive income	37	—
Accumulated deficit	(280,091)	(278,683)

Total stockholders’ equity	13,079	14,795

Total liabilities and stockholders’ equity	211,415	27,868

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2011	2012	2013
REVENUES:
Revenues	79,723	31,428	20,074
Other income	872	—	—
EXPENSES:
Voyage expenses (Note 15)	7,743	1,023	663
Charter hire expenses (Note 8)	2,380	—	—
Lease termination expenses (Note 8)	5,750	—	—
Vessel operating expenses (Note 15)	10,368	814	745
Dry-docking costs	1,327	—	—
Vessel depreciation (Note 4)	25,327	11,458	6,429
Management fees-third parties	439	—	—
Management fees-related parties (Notes 1 and 7)	5,730	2,345	1,351
General and administrative expenses	15,364	7,078	3,258
(Gain) on disposal of subsidiaries (Note 19)	—	—	(1,591)
Loss/(Gain) on sale of vessels (Note 4)	62,543	—	(14)
Impairment on vessels (Note 4)	114,674	61,484	—

Operating (loss)/income	(171,050)	(52,774)	9,233

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 10 and 16)	(16,283)	(9,345)	(7,443)
Loss on derivative financial instruments (Note 18)	(1,793)	(447)	(171)
Interest income	95	175	131
Other, net	(81)	(1,593)	(342)

Total other expenses, net	(18,062)	(11,210)	(7,825)

Net income/(loss)	(189,112)	(63,984)	1,408

Other comprehensive (loss)/income	—	—	—
Comprehensive (loss)/income	(189,112)	(63,984)	1,408

(Loss)/earnings per common share, basic (Note 14)	(209.97)	(26.36)	0.58

(Loss)/earnings per common share, diluted (Note 14)	(209.97)	(26.36)	0.58

Weighted average common shares outstanding, basic	900,668	2,427,083	2,437,361
Weighted average common shares outstanding, diluted	900,668	2,427,083	2,444,504

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total
	# of Shares	Par Value
BALANCE, December 31, 2010	488,581	5	282,435	37	(26,995)	255,482
Net Loss	—	—	—	—	(189,112)	(189,112)
Stock-based compensation (Note 13)	7,138	—	1,412	—	—	1,412
Equity component of convertible loans	—	—	2,000	—	—	2,000
Cancellation of fractional shares	(2)	—	—	—	—	—
Issuance of common stock, net	1,953,931	19	6,883	—	—	6,902
BALANCE, December 31, 2011	2,449,648	24	292,730	37	(216,107)	76,684

Net Loss	—	—	—	—	(63,984)	(63,984)
Stock-based compensation (Note 13)	—	—	379	—		379
BALANCE, December 31, 2012	2,449,648	24	293,109	37	(280,091)	13,079

Net Income	—	—	—	—	1,408	1,408
Stock-based compensation (Note 13)	20,000	1	344	—	—	345
Other comprehensive income	—	—	—	(37)	—	(37)

BALANCE, December 31, 2013	2,469,648	25	293,453	—	(278,683)	14,795

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Expressed in thousands of U.S. Dollars)

	2011	2012	2013
Cash Flows provided by Operating Activities:
Net (loss)/income	(189,112)	(63,984)	1,408
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	27,156	12,510	6,763
Amortization and write off of deferred financing costs	2,234	1,437	1,815
Amortization of debt discount	3,965	371	—
Translation gain of foreign currency denominated loan	(294)	70	—
Provision for service leaving indemnities			(37)
Stock-based compensation expense	1,412	378	345
Change in fair value of derivative financial instruments (Note 18)	(2,835)	(2,656)	(2,313)
Loss on sale of other fixed assets	81	178	3
Loss/(Gain) on sale of vessels	62,543	—	(14)
(Gain) on disposal of subsidiaries (Note 19)	—	—	(1,591)
Vessels impairment charge	114,674	61,484	—
Provision for doubtful accounts	—	256	—
Increase (Decrease) in:
Trade accounts receivable	(2,189)	1,281	384
Deferred vessel lease payments	543	—	—
Insurance claims	(876)	4	—
Inventories	660	—	—
Advances to various creditors	(57)	105	9
Prepayments and other	632	462	571
Due from related parties	(74)	74	—
Other long term receivable	(1,841)	1,841	—
Increase (Decrease) in:
Due to related parties	(234)	587	(1,343)
Accounts payable	2,473	(4,426)	(1,650)
Other non-current liabilities	—	4,706	(800)
Accrued liabilities	(75)	(136)	68
Unearned revenue	(3,007)	587	(548)
Net Cash provided by Operating Activities	15,779	15,129	3,070
Cash Flows provided by Investing Activities:
Advances for vessels under construction (Note 5)	—	—	(14,400)
Insurance claims recoveries	872	—	—
Decrease in restricted cash	6,158	5,949	2,563
Net proceeds from sale of vessels (Note 4)	118,220	—	25,214
Net proceeds from disposal of subsidiaries (Note 19)	—	—	37,552
Net proceeds from sale of other fixed assets	35	60	65
Acquisition of other fixed assets	(356)	(7)	—
Net Cash provided by Investing Activities	124,929	6,002	50,994
Cash Flows used in Financing Activities:
Proceeds from convertible debt	2,000	—	—
Proceeds from debt	2,782	500	—
Principal payments of debt	(27,637)	(16,656)	(11,120)
Prepayment of debt	(124,000)	(4,975)	(30,326)
Derivative financial instrument termination payments	(364)	—	—
Proceeds from issuance of common stock, net of issuance costs	6,833	—	—
Payment of financing costs	(616)	—	(2,837)
Net Cash used in Financing Activities	(141,002)	(21,131)	(44,283)
Net (decrease)/increase in cash and cash equivalents	(294)	—	9,781
Cash and cash equivalents at beginning of year	—	—	—
Effect of exchange rate changes on cash	294	—	(75)
Cash and cash equivalents at end of the year	—	—	9,706
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid net of capitalized interest	10,180	6,837	5,621

The accompanying notes are an integral part of these consolidated financial statements.

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively.

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiary companies as of December 31, 2013. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Companies	Date of Incorporation	Country of Incorporation	Activity
1	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company
2	Lyndon International Co.	October 2013	Marshall Islands	Dormant Company

During 2011, 2012 and 2013 the company was the sole owner of all outstanding shares of the following subsidiary shipowning companies:

	Shipowning Companies with vessels in operations during year ended December 31, 2011, 2012 and 2013	Date of Incorporation	Country of Incorporation	Vessel
1	Jeke Shipping Company Limited (“Jeke”)	July 2007	Liberia	Evian (acquired February 2008, sold October 2013) (Note 4)
2	Warhol Shipping Company Limited (“Warhol”)	July 2008	Liberia	Miss Marilena (delivered February 2009, sold October 2013) (Note 4)
3	Lichtenstein Shipping Company Limited (“Lichtenstein”)	July 2008	Liberia	Lichtenstein (delivered February 2009, sold October 2013) (Note 4)
4	Indiana R Shipping Company Limited (“Indiana R”)	July 2008	Liberia	UACC Shams (delivered March 2009, sold October 2013) (Note 4)
5	Britto Shipping Company Limited (“Britto”)	July 2008	Liberia	Britto (delivered May 2009, sold October 2013) (Note 4)
6	Hongbo Shipping Company Limited (“Hongbo”)	July 2008	Liberia	Hongbo (delivered August 2009, sold October 2013) (Note 4)
7	Banksy Shipping Company Limited (“Banksy”)	July 2008	Liberia	UACC Sila (delivered March 2009 , sold April 2013) (Note 4)
8	Ilisos Shipping Company Limited (“Ilisos”)	April 2005	Marshall Islands	Ioannis P (acquired November 2005, sold November 2011)
9	Amalfi Shipping Company Limited (“Amalfi”)	July 2007	Marshall Islands	Amalfi (acquired December 2007, sold August 2011)
10	Japan I Shipping Company Limited (“Japan I”)	August 2007	Liberia	Pepito (acquired March 2008, sold December 2011)
11	Japan II Shipping Company Limited (“Japan II”)	August 2007	Liberia	Astrale (acquired May 2008, sold July 2011)
12	Japan III Shipping Company Limited (“Japan III”)	August 2007	Liberia	Cyclades (acquired December 2007, sold November 2011)

	Shipowning Companies with vessels under lease during 2011	Date of Incorporation	Country of Incorporation	Vessel
13	Mytikas Shipping Company Limited (“Mytikas”)	February 2004	Marshall Islands	Delos (lease started October, 1, 2010, lease terminated October 2011)

The Company is an international provider of worldwide seaborne crude oil and petroleum products transportation services and of drybulk transportation services.

On April 21, 2014, the Company effected a 1-for-7 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split. As a result of the reverse stock split, the number of outstanding shares as of December 31, 2013 decreased to 2,469,648 while the par value of the Company’s common shares remained unchanged at $0.01 per share (Note 12).

On October 16, 2013 the Company sold the shipowning subsidiaries which owned the six vessels of the Company’s fleet (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party (see Note 19). Following this sale the Company does not own any operating vessels.

During 2011, 2012, and 2013, five, three and three charterers individually accounted for more than 10% of the Company’s revenues as follows:

Charterer	Year Ended December 31,
	2011	2012	2013
A	11%	—	—
B	—	—	—
C	20%	51%	63%
D	12%	—	—
E	12%	—	—
F	13%	—	—
G	—	21%	18%
H	—	17%	18%

Management of Company Vessels

As of December 31 2013, the Company had outsourced to Central Mare Inc. (“Central Mare”), a related party controlled by the family of the Company’s Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of the Company’s vessels. The Company outsourced the above functions pursuant to a letter agreement concluded between Central Mare and the Company and management agreements concluded between Central Mare and the Company’s vessel-owning subsidiaries on July 1, 2010. Furthermore, the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company’s maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations and information-system related services (see Note 7).

In relation to the vessel M/T Delos in 2010 the Company had outsourced technical management and crewing to Titan Owning Company Ltd (“TMS Tankers”), whereas operational monitoring of the vessel was outsourced to Central Mare, a related party, both agreements were effective from October 1, 2010. On June 1, 2011 the Company transferred the full management of M/T Delos to International Ship Management Inc., a related party (Note 7) up to the date of the vessels lease termination on October 15, 2011.

As of December 31, 2012 and 2013 the net amount due to Central Mare was $2,150 and $807 respectively and is included in Due to related parties, which are separately presented in the accompanying consolidated balance sheets (Note 7).

Management fees paid to related parties and management fees paid to third parties are presented separately in the accompanying consolidated statements of operations and are summarized as follows:

	For the year ended
	December 31, 2011	December 31, 2012	December 31, 2013
Management Fees—Related Parties (Note 7)
Central Mare Inc	5,575	2,345	1,351
International Shipmanagement Inc	155	—	—
Total	5,730	2,345	1,351
Management Fees—Third Parties
ST Shipping and Transport Pte. Limited	10	—	—
TMS Tankers	384	—	—
Heidmar Inc	45	—	—
Total	439	—	—

2.	Significant Accounting Policies:

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles (“U.S GAAP”) and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical estimates mainly include impairment of vessels, vessel useful lives and residual values, provision for doubtful accounts and fair values of derivative instruments.

(c)	Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates. Losses from foreign currency translation amounted to $48 and $0 for the years ended December 31, 2012 and 2013, respectively and are reflected in General and administrative expenses in the accompanying consolidated statement of comprehensive income/(loss).

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as an overall cash position as part of a loan agreement, as restricted and these amounts are presented separately on the balance sheets (Note 18).

(f)	Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2012 and 2013 totaled $576 and $574 respectively, and is summarized as follows:

Provision for doubtful accounts
Balance, December 31, 2011	1,187

—Additions	20
—Reversals / write-offs	(631)
Balance, December 31, 2012	576

—Additions	18
—Reversals / write-offs	(20)
Balance, December 31, 2013	574

(g)	Insurance Claims: Insurance claims, relating mainly to crew medical expenses and hull and machinery incidents are recorded upon collection or agreement with the relevant party of the collectible amount when collectability is probable.

(h)	Inventories: Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost, which consists of the purchase price, is determined by the first in, first out method.

(i)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs incurred during the construction of new buildings, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

(j)	Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels (Notes 4 and 6).

(k)	Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(l)

Long Lived Assets held for sale and discontinued operations: The Company classifies vessels as being held for sale when the following criteria are met: (a) Management, having the authority to approve the action, commits to a plan to sell the asset, (b) The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (e) The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, (f) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale (Note 6). The results of operations of a component that either has been disposed of or is classified as held for sale, are reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction (Note 6).

Long-lived assets previously classified as held for sale that are classified as held and used are revalued at the lower of (i) the carrying amount of the asset before it was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used and (ii) the fair value of the asset at the date that the Company decided not to sell the asset (Note 18).

(m)	Other Fixed Assets, Net: Net other fixed assets consist of furniture, office equipment, cars and leasehold improvements, stated at cost, which consists of the purchase / contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, while leasehold improvements are depreciated over the lease term, as presented below:

Description	Useful Life (years)
Leasehold improvements	Until the end of the lease term (December 2024)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

(n)	Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and are reflected separately in the accompanying consolidated statements of comprehensive income/(loss).

(o)	Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

(p)	Convertible Debt: The Company evaluates debt securities (“Debt”) for beneficial conversion features. A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date. The intrinsic value of the feature is then measured as the difference between the conversion price and the market value multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital. The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt. The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument. On August 15, 2012 the conversion feature of our bridge loans with Laurasia was terminated and as of December 31, 2013 the Company has no convertible short or long term debt.

(q)	Pension and Retirement Benefit Obligations—Crew: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(r)	Staff leaving Indemnities—Administrative personnel: The Company’s employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company’s liability at December 31, 2012 and 2013 amounted to $11 and $4 respectively.

(s)	Accounting for Revenue and Expenses: Revenues are generated from bareboat charter, time charter, voyage charter agreements and pool arrangements. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risks and costs of operation during the charter term. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter, revenue, including demurrage and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel’s previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the voyage charter. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year. Under a pool arrangement, the pool charters-in a vessel on a time charter basis but the daily charter hire is not fixed but it depends on the total return that the pool is able to achieve by operating all its vessels in the spot market.

When vessels are acquired with time charters attached and the rates on such charters are below market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management’s estimates of the market time charter rate at the time of acquisition. The fair value of below market time charter is amortized over the remaining period of the time charter as an increase to revenues.

The Company pays commissions to ship brokers associated with arranging our charters. The commissions that the Company pays range from 1.25% to 3.10% of the total daily charter hire rate of each charter. Commissions are paid by the Company and are recognized over the related charter period and included in voyage expenses.

(t)	Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors, for their services as directors, is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss). The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares, vested and non-vested are measured at fair value, which is equal to the market value of the Company’s common stock on the grant date. Compensation cost for awards with graded vesting is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

(u)

Earnings / (Loss) per Share: Basic earnings/(loss) per share are computed by dividing net income or loss available to common stockholders’ by the weighted average number of common shares deemed outstanding during the year. Diluted earnings/(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares, granted to the Company’s CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares (Note 14). The dilutive effect of convertible debt outstanding shall be reflected in diluted EPS by application of the if-converted method. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be antidilutive.

(v)	Related Parties: The Company considers as related parties: the affiliates of the Company; entities for which investments are accounted for by the equity method; principal owners of the Company; its management; members of the immediate families of principal owners of the Company; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise. Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the CEO, the CFO, Vice President and CTO in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

(w)	Derivatives and Hedging: The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not applied hedge accounting for its derivative instruments during the periods presented.

The fair value of derivative liabilities was not adjusted for nonperformance risk as the Company, as one of the parties to a derivative transaction expects to be able to perform under the contractual terms of its derivative agreements, such as making cash payments at periodic net settlement dates or upon termination.

(x)	Financial instruments: Financial liabilities are classified as either financial liabilities at ‘fair value through the profit and loss’ (“FVTPL”) or ‘other financial liabilities’. Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings. Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

(y)	Recent Accounting Pronouncements

There are no recent accounting pronouncements issued during 2013 whose adoption would have a material effect on the Company’s consolidated financial statements in the current year or expected to have an impact on future years.

(z)

Segment Reporting: The Chief Operating Decision Marker (“CODM”) receives financial information and evaluates the Company’s operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers (i.e. time or bareboat charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment.

3.	Going Concern:

As of December 31, 2012, the Company was in breach of loan covenants with certain banks relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, book equity and asset cover. As a result of these covenant breaches and due to cross default provisions contained in all of the Company’s bank facilities, the Company was in breach of all its loan facilities and has classified all its debt and derivative financial instruments as current. The amount of long term debt and derivative financial instruments that have been reclassified and presented together with current liabilities amount to $172,619 and $5,811 respectively (Note 10). As of December 31, 2013 the Company had no indebtedness, since all the debt facilities were either fully repaid or transferred to the buyer of the Company’s shipowning companies (see Note 10 and 19).

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

4.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	296,107	(31,087)	265,020
—Reclassified from vessel held for sale	10,414	—	10,414
—Depreciation	—	(11,458)	(11,458)
—Impairment	(104,029)	42,545	(61,484)
—Vessel held for sale	(25,200)	—	(25,200)
Balance, December 31, 2012	177,292	—	177,292
—Depreciation	—	(6,429)	(6,429)
—Disposals	(177,292)	6,429	(170,863)
Balance, December 31, 2013	—	—	—

During 2012, vessel oversupply decreased charter rates and further decreased vessel values. These were conditions that the Company considered to be indicators of potential impairment for its vessels. In December 2012, the Company tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and assigned a medium probability to sell them. This assumption together with the deteriorating charter rates significantly reduced the probability weighted undiscounted expected cash flows, which were determined to be lower than the vessels carrying values. Consequently, the Company wrote the vessels down to their fair values and recognized an impairment charge of $46,592 (see Note 18).

In December 2012 the Company reclassified the M/V Evian as held and used resulting from its assessment that the vessel would not be sold and that it would continue to earn revenue within the following year and measured the vessel at its fair value, resulting in a write-up of $2,086 (see Note 18).

In December 2012 the Company classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $16,978 (see Note 6). The vessel was sold on March 27, 2013 to an unrelated third party for a price of $26,000. The vessel was delivered to its new owners on April 30, 2013. A gain of $14 was recognized upon vessel’s delivery, which is included in the Company’s consolidated statement of comprehensive income/ (loss).

In October 2013 the Company sold the shipowning companies of the M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian to an affiliate of the AMCI Poseidon Fund LP (see Note 19).

5.	Advances for Vessels Acquisitions / Under Construction:

On December 5, 2013, the Company agreed to acquire a 39,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the third quarter of 2015. The purchase price of the newbuilding is $35,000, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel. The Company is under discussions with a number of banks regarding the financing of the vessel. The initial deposit was paid in two installments, the first on December 5, 2013 and the second on December 19, 2013 bringing the total to $7,000 which is included in Advances for vessels acquisitions / under construction, in the accompanying consolidated balance sheets.

On December 16, 2013, the Company agreed to acquire a 50,000 dwt ECO-type newbuilding product/chemical tanker with a time charter attached from an entity affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding is scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the first quarter of 2015. Upon its delivery the vessel will enter into a time charter with a high quality charterer for 2 years at a rate of $16,000 per day. The charterer has the option to extend the charter for an additional year at a rate of $17,250 per day. The purchase price of the newbuilding is $37,000, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessel. The Company is under discussions with a number of banks regarding the financing of the vessel. The initial deposit was paid in two installments, the first on December 16, 2013 and the second on December 19, 2013 bringing the total to $7,400 and it is also included in Advances for vessels acquisitions / under construction, in the accompanying consolidated balance sheets.

6.	Assets Held for Sale:

As of December 31, 2012, the M/T UACC Sila met the criteria to be classified as held for sale. Consequently the Company treated the vessel as held for sale and classified it as a short term asset measured at the lower of the carrying amount and fair value less costs to sell as determined by the Company and supported by an unrelated third party offer to buy the vessel. The related loan was also classified as short term in a separate balance sheet line from other short term debt. Furthermore, the Company recognized an impairment charge of $16,978 to reduce the carrying value to the fair value less costs to sell that is included in the accompanying statements of consolidated income/ (loss). The Company sold the vessel to an unrelated party on April 30, 2013 for $26,000.

7.	Transactions with Related Parties:

(a)	Pyramis Technical Co. S.A.: Pyramis Technical Co. S.A. is wholly owned by the father of the Company’s Chief Executive Officer and has been responsible for the renovation of the Company’s premises. From January 2006 up to December 31, 2013 Euro 3,741 or $4,937 has been paid and relative leasehold improvements with a carrying value of $493 are included in renovation works which are included in “Other fixed assets, net”, that are separately presented in the accompanying consolidated balance sheets.

(b)

Central Mare Inc. (“Central Mare”)—Letter Agreement and Management Agreements: On May 12, 2010, the Company’s Board of Directors agreed to outsource all of the commercial and technical management of the Company’s vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of the Company’s Chief Executive Officer. Since July 1, 2010 Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of the Company vessels, pursuant to a letter agreement, or the Letter Agreement, concluded between Central Mare and the Company as well as management agreements concluded between Central Mare and the Company’s vessel-owning subsidiaries. Furthermore the letter agreement provided for the provision of services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, services rendered in relation to the Company’s maintenance of proper books and records, services in relation to the financial reporting requirements of the Company under Commission and NASDAQ rules and regulations and information-system related services.

Pursuant to an amendment of the Letter Agreement on January 1, 2013, the Company paid a management fee of $250 US dollars per day per vessel up to June 30 2013 and $258 US dollars per day per vessel up to October 16 2013. That fee included all the above mentioned services. On October 16, 2013 the letter agreement was amended again and it now provides for a fixed monthly fee of $15 for the provision of all the above mentioned services, for the period when the Company doesn’t have any ships.

Also Central Mare will receive a chartering commission of 1.25% on all freight, hire and demurrage revenues; a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; a commission of 0.2% on derivative agreements and loan financing or refinancing and a newbuilding supervision fee of Euro 437 or approximately $603 per newbuilding vessel. All the abovementioned commissions and fees will apply only in the case that the service is provided.

Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 164 or approximately $226 US Dollars per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the Company will be reimbursed to Central Mare at cost.

This letter agreement had an initial term of five years after which it will continue to be in effect until terminated by either party subject to a twelve-month advance notice of termination.

Pursuant to the terms of the management agreement, all fees payable to Central Mare are adjusted upwards 3% per annum on each anniversary date of the agreement. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

On September 1, 2013 we entered into a termination agreement with Central Mare, whereby Central Mare agreed to provide us a 30% discount on the termination fees that were payable as per the shipmanagement agreements between Central Mare and the vessel owning subsidiaries of the six vessels we sold on October 16, 2013, due to early termination without 12 months notice. The termination fees due to Central Mare amounted to $846.

(c)	International Ship Management Inc. (“International”): on June 1, 2011, the Company decided to outsource all of the commercial and technical management of M/T Delos to International Ship Management Inc., or International, a related party controlled by the family of the Company’s Chief Executive Officer, with terms similar to the ones between the Company and Central Mare. The management agreement ended in October 15, 2011 when the bareboat charter of the vessel with the Company was terminated. No termination fees were charged for the termination of the said agreement.

(d)	Central Mare Inc. (“Central Mare”)—Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare provides the Company with its executive officers. These agreements were entered into in exchange for terminating prior agreements.

Under the terms of the agreement for the Company’s Chief Executive Officer, the Company is obligated to pay an annual base salary, a minimum cash bonus and stock compensation of 7,142 common shares of the Company to be issued at the end of each calendar year (see Note 13).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Executive Vice President and Chairman, the Company is obligated to pay an annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expired on August 31, 2011; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Chief Financial Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2012; however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company’s Chief Technical Officer, the Company is obligated to pay an annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement shall automatically be extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years’ annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary.

On July 1, 2012 the Executive Officers and Other Personnel Agreements were amended and the salaries of the executive officers were reduced as was the number of administrative employees provided.

As of December 31, 2013 the net amount due to Central Mare was $807 and is included in Due to related parties, which is separately presented in the accompanying consolidated balance sheets. The amount concerns $722 related to executive officers and other personnel expenses, $37 related to management fees, $46 related to management agreement termination and $1 related to commissions on sale and purchase of vessels.

The fees charged by Central Mare for the year ended December 31, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
Management Fees	$5,575	$2,345	$505	Management fees related party—Statement of comprehensive income/ (loss)
Executive officers and other personnel expenses	$5,405	$2,349	$1,760	General and administrative expenses—Statement of comprehensive income/ (loss)
Superintendent Fees	$184	$29	—	Vessel operating expenses—Statement of comprehensive income/ (loss)
Commission for sale of vessels	$39	—	$260	(Gain)/loss on sale of vessels— Statement of comprehensive income/ (loss)
Commission on charter hire agreements	$1,216	$275	$150	Voyage expenses—Statement of comprehensive income/ (loss)
Management agreement termination fees	$672	—	$846	Management fees related party—Statement of comprehensive income/ (loss)
Total	$13,901	$4,998	$3,521

(e)

Sovereign Equity Line Transaction: On August 24, 2011, the Company entered into a Common Stock Purchase Agreement with Sovereign Holdings Inc. (“Sovereign”), which is controlled by the Company’s Chief Executive Officer and President. In this transaction, commonly known as an equity line, Sovereign committed to purchase up to $10,000 of the Company’s common shares, to be drawn from time to time at the Company’s request in multiples of $500 over the following 12 months (“the Sovereign Equity Line Transaction”). Shares purchased under the Common Stock Purchase Agreement are priced at the greater of (i) $3.15 per share and (ii) a per share price of 35% of the volume weighted average price of our common shares for the previous 12 trading days. Also on August 24, 2011, the Company entered into a registration rights agreement with Sovereign, pursuant to which Sovereign has been granted certain demand registration rights with respect to the shares issued to Sovereign under the Common Stock Purchase Agreement. In addition, on August 24, 2011, the Company entered into a lock-up agreement with Sovereign, pursuant to which Sovereign agreed not to sell shares acquired pursuant to the Common Stock Purchase Agreement for a period starting 12 months from each acquisition of such shares.

The Sovereign Equity Line Transaction was entered into to meet urgent short-term liquidity needs, especially the Company’s debt service obligations. The discount at which the shares are sold under the equity line was evaluated in the context of the Company’s urgent liquidity needs, the lack of alternatives available to the Company to raise capital due to unfavorable market conditions, the flexibility provided by the Sovereign transaction and the 12 month lock-up agreement that accompanied the transaction that made the shares illiquid for Sovereign.

The Board established a special committee composed of independent directors (the “Special Committee”) to consider the Sovereign Equity Line Transaction and make a recommendation to the Board. In the course of its deliberations, the Special Committee hired an independent investment bank which had never previously done any work for the Company or for Sovereign and obtained a fairness opinion from that investment bank. On August 24, 2011, the Special Committee determined that the Sovereign Equity Line Transaction was fair to and in the Company’s best interest and the best interests of its shareholders. Upon the recommendation of the Special Committee, the Board approved the Sovereign Equity Line Transaction on August 24, 2011 and the Company entered into the Agreement on that date.

The Company drew down $2,000 under the Common Stock Purchase Agreement at a price of $5.4551 per share on September 1, 2011, and on October 19, 2011, the Company drew down $5,000 at a price of $3.15 per share.

Financial instruments classified as FVTPL are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments are recognized in earnings.

(f)	Central Shipping Monaco SAM: On September 21, 2011, the Company entered into a lease agreement for one year for the provision of office space in Monaco, effective from October 1, 2011 with Central Shipping Monaco SAM, a related party controlled by the family of the Company’s Chief Executive Officer and President. This agreement was extended up to December 12, 2012 and then terminated. This termination did not result in any additional fees or costs.

(g)	Central Mare Inc. (“Central Mare”)—Credit Facility: On July 16, 2011 the Company entered into an unsecured credit facility with Central Mare for Euro 1,800 ($2,372 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012) to be used for general working capital purposes. The loan was fully repaid on October 22, 2013.

(h)	Shipping Financial Services Inc Credit Facility: On July 1, 2011 the Company entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of our Chief Executive Officer, for Euro 350 ($461 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012) to be used for general working capital purposes. The loan was fully repaid on October 24, 2013.

8.	Leases:

A. Lease arrangements, under which the company acts as the lessee

i)	Operating lease M/T Delos:

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. Additionally, the Company agreed to pay $480 together with the first hire. The bareboat charter agreement was accounted for as operating lease. Charterers had certain options by the end of the normal charter period (five years) to purchase the vessel.

During the years ended December 31, 2011, 2012 and 2013, lease payments relating to the bareboat charters of the vessel were $2,380, $0 and $0 respectively and are included in Charter hire expense in the accompanying consolidated statements of comprehensive income/(loss). On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 included in “Lease Termination Expense” in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2011. As of December 31, 2012 and 2013 the outstanding amount of the termination fee was $5,306 and $4,706 respectively (see Note 20).

ii)	Office lease:

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party. In September 2010 the agreement was amended and the new monthly rent starting then was renegotiated down to Euro 41 or $55 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) and it was agreed to revert occupancy in certain areas of the leased office space by the end of April 2011, with all other terms remaining unchanged. On September 1, 2011, the agreement was amended again and the new monthly rent was renegotiated down to Euro 8 or $10.4 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2011). It was also agreed to revert occupancy in a larger area of the leased office space. In January 1, 2013, the agreement was amended again and the new monthly rent was renegotiated down to Euro 2.5 or $3.4 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2013) and the annual adjustment for inflation increase plus 1% clause was removed. It was also agreed to revert occupancy in an even larger area of the leased office space and to extend the duration of the lease to December 31, 2024. All other terms of the lease remained unchanged. General and administrative expenses for the years ended December 31, 2011, 2012 and 2013 include $531, $127 and $40, respectively, for rent expense. As a result of the above mentioned agreements for the reversion of occupancy in certain areas of the leased office space the Company made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease, resulting in accelerated depreciation of $931 and $621 in 2011 and 2012 respectively which are included in the consolidated statement of comprehensive income/ (loss).

In May 2007, Top Tankers (U.K) Limited entered into a lease agreement for office space in London. The lease agreement was valid from June 2007 and would continue until either party gave to the other one calendar month written notice. The annual lease was GBP 20 or $32 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009), payable quarterly in advance. In September 2010, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement was valid from September 2010 and would continue until either party gave to the other one calendar month written notice. The new annual lease was GBP 12 or $19 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2012). This agreement was terminated in September 30, 2012. General and administrative expenses for the years ended December 31, 2011, 2012 and 2013 include $19, $14 and $0, respectively, for rent expense.

In November 2009, Top Ships Inc. entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and expired on November 14, 2010. The agreement was extended for another year with all terms remaining unchanged. On November 15, 2011 the agreement was extended for another year with all terms remaining unchanged. Finally the agreement was terminated on June 30, 2012. The monthly rent was GBP 26 or $42 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2012). General and administrative expenses for the year ended December 31, 2011, 2012 and 2013 include $498, $247 and $0 for rent expense.

In September 2011, Top Ships Inc. entered into a lease agreement for office space in Monaco with Central Shipping Monaco SAM, a Company which is controlled by the Company’s Chief Executive Officer and President. The monthly rent was Euro 5 or $7 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2012). This agreement was extended up to December 2012 and then terminated. This termination did not result in any additional fees. General and administrative expenses for the year ended December 31, 2012 and 2013 include $87 and $0 for rent expense respectively.

iii)	Future minimum lease payments:

The Company’s future minimum lease payments required to be made after December 31, 2013, related to the existing at December 31, 2013 leases are as follows:

Year ending December 31,	Office Lease
2014	41
2015	41
2016	41
2017	41
2018	41
2019 and thereafter	246
Total	451

B. Lease arrangements, under which the company acts as the lessor

i)	Charter agreements:

All of the Company’s time charters and bareboat charters are classified as operating leases. Revenues under operating leases are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee and collection of related revenue is reasonably assured.

As of December 31, 2013, the Company did not operate any vessels and hence has no future time-charter receipts.

9.	Prepayments and Other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2012	December 31, 2013
Prepaid expenses	77	54
Other receivables	1,012	464

Total	1,089	518

10.	Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower / Vessel(s)	December 31, 2012	December 31, 2013
HSH
Warhol / Miss Marilena	29,456	—
Indiana / Tyrrhenian Wave	21,224	—
Britto / Britto	26,393	—
Jeke / Evian (ex Papillon)	15,662	—
DVB
Hongbo / Hongbo	24,289	—
Hongbo / Bridge Loan	3,520	—
ALPHA
Lichtenstein / Lichtenstein	26,819	—
LAURASIA TRADING
The Company	3,032	—
Total	150,395	—
Less-current portion	(150,395)	—
LOANS FROM RELATED PARTIES
CENTRAL MARE INC
The Company	2,218	—
SHIPPING FINANCIAL SERVICES INC
The Company	414	—
Total loans from related parties	2,632

Borrower / Vessel(s)	December 31, 2012	December 31, 2013
Banksy / Ionian Wave*	19,592	—
Debt related to Vessel held for sale	19,592	—

*	M/T UACC Sila as of December 31, 2012 was classified as held for sale.

(a)	HSH:

As of December 31, 2012, the Company’s subsidiaries had a total outstanding balance with HSH of $93,664, excluding unamortized financing fees of $929, under two facilities (bulker financing and product tanker financing), as follows:

Bulker Financing

M/V Evian: At December 31, 2012, Jeke had a loan outstanding of $15,768, maturing in February 2015, excluding unamortized financing fees of $106.

Product Tanker Financing

Warhol: At December 31, 2012, Warhol had a loan outstanding of $29,712, maturing in February 2019, excluding unamortized financing fees of $256.

Indiana: At December 31, 2012, Indiana had a loan outstanding of $21,527, maturing in March 2019, excluding unamortized financing fees of $303.

Britto: At December 31, 2012, Britto had a loan outstanding of $26,658, maturing in May 2019, excluding unamortized financing fees of $265.

On October 16, 2013, the Company sold the shipowning companies of the vessels M/V Evian, M/T Miss Marilena, M/T UACC Shams and M/T Britto together with all their outstanding loan balances with HSH. For further details, refer to Note 19.

(b)	DVB:

As of December 31, 2012, the Company’s subsidiaries had a total outstanding balance with DVB of $48,247, excluding unamortized financing fees of $846, under one facility, as follows:

Tranche A:

Tranche A-Banksy: As of December 31, 2012, Banksy had a loan outstanding of $20,000, excluding unamortized financing fees of $408.

Tranche A-Hongbo: As of December 31, 2012, Hongbo had a loan outstanding of $24,727, excluding unamortized financing fees of $438.

Tranche B: As of December 31, 2012 the outstanding amount of Tranche B, was $3,520.

On October 16, 2013, the Company sold the shipowning company of the vessel M/V Hongbo together with its outstanding loan balance with DVB. For further details, refer to Note 19.

(c) ALPHA:

As of December 31, 2012, the Company’s subsidiary Lichtenstein had a loan outstanding of $27,000, maturing in February 2019, excluding unamortized financing fees of $181.

On October 16, 2013, the Company sold the shipowning company of the vessel M/V Lichtenstein together with its outstanding loan balance with ALPHA. For further details, refer to Note 19.

Other loans

Laurasia Trading Ltd Credit Facility:

As of December 31, 2012, the outstanding amount under the Laurasia Trading Ltd credit facility was $3.25 million. The facility was repaid in full on October 17, 2013.

Shipping Financial Services Inc Credit Facility:

As of December 31, 2012, the outstanding amount under the Shipping Financial Services Inc credit facility was Euro 350 ($462 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012). The facility was repaid in full on October 22, 2013.

Central Mare Inc Credit Facility:

As of December 31, 2012, the outstanding amount under the Central Mare Inc credit facility was Euro 1,800 ($ 2,375 applying the $U.S. Dollar/Euro exchange rate as of December 31, 2012). The facility was repaid in full on October 24, 2013.

Debt Covenants:

As of December 31, 2013 the Company had no indebtedness and hence no requirements stemming from loan covenants.

Interest Expense: Interest expense for the years ended December 31, 2011, 2012 and 2013, amounted to $10,068, $7,240 and $4,644 respectively and is included in interest and finance costs in the accompanying consolidated statements of comprehensive income/(loss) (Note 16). Interest expense for 2013 includes $139 of interest for M/T Delos termination fee (see Note 20).

Financing Costs: The additions in deferred financing costs amounted to $1,128 and $724 during the years ended December 31, 2012 and 2013. For 2012 as well as for 2013, these figures are due to the successive one-year extensions of the Laurasia, Central Mare and Shipping Financial Services facilities.

The weighted average interest rates, as of December 31, 2012 and 2013, excluding all swaps, were 3.55% and 3.7%, respectively.

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $15,806 and $0 as of December 31, 2012 and 2013, respectively.

11.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

On December 5 and December 16 of 2013, the Company agreed to acquire two newbuilding product/chemical tankers with attached time charters attached from two entities affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis. The newbuilding vessels are scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in the first and third quarter of 2015. The purchase price of the newbuilding vessels is $35,000 and $37,000 respectively, and is payable as follows: 20% as an initial deposit and 80% on delivery of the vessels (see Note 5).

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

12.	Common Stock and Additional Paid-In Capital:

Reverse Stock Split: On June 24, 2011, the Company effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company. The par value of the Company’s common shares remained unchanged at $0.01 per share. On April 21, 2014, the Company effected another reverse stock split of its common stock and applied a ratio of 1-for-7 shares. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively adjusted to reflect this stock split (see Note 21).

13.	Stock Incentive Plan:

Starting on July 1, 2005 and on various grant dates (the “grant dates”) thereafter, as outlined below, the Company granted shares pursuant to the Company’s 2005 Stock Incentive Plan as from time to time amended (“the Plan”), which was adopted in April 2005 to provide certain key persons (the “Participants”), on whose initiatives and efforts the successful conduct of the Company’s business depends, and who are responsible for the management, growth and protection of the Company’s business, with incentives to: (a) enter into and remain in the service of the Company, a Company’s subsidiary, or Company’s joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. The granted shares have no exercise price and constitute a bonus in nature.

In the case where restricted shares were granted, there were signed “Restricted Stock Agreements” between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the shares, subject to the following restrictions:

i. Grants to Company’s CEO. The Company’s CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares other than to a Company, which is wholly owned by the Company’s CEO. The restrictions lapse on the earlier of (i) the time specified in the relevant Restricted Stock Agreement or (ii) the termination of the Company’s CEO employment with the Company for any reason. As the shares granted to the Company’s CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

ii. Grants to Other Participants. The Participants (officers, independent and executive members of the Board, Company’s employees and consultants) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares. The restrictions lapse on the time specified in the relevant Restricted Stock Agreement conditioned upon the Participant’s continued employment with the Company from the date of the agreement until the date the restrictions lapse (the “vesting period”).

In the event the Participant’s employment with the Company terminates for any reason before the end of the vesting period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the vesting period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other than the CEO Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

The following table presents grants pursuant to the Plan’s issuance from 2009 onwards:

Grant Date	Number of Shares	Issued to	Vesting Period (according to the way stock-based compensation is expensed)
December 21, 2009	4,285	New Non-Executive Directors	proportionately over a period of 5 years
December 21, 2009	7,142	CEO	on the grant date
October 29, 2010	3,571	Officer	15 equal monthly installments (1st vesting on the grant date)
October 29, 2010	7,138	Officer	15 equal monthly installments (1st vesting on the grant date)
December 2, 2010	7,142	CEO	on the grant date
December 1, 2011	7,142	CEO	on the grant date
February 12, 2013	7,142	CEO	on the grant date
September 26, 2013	7,142	Officer	on the grant date
September 26, 2013	5,714	Officer	on the grant date
December 18, 2013	7,142	CEO	on the grant date

All share amounts have been adjusted for the 1:7 reverse stock split effected on April 21, 2014.

A summary of the status of the Company’s non-vested shares as of December 31, 2013 and movement during the year ended December 31, 2013, is presented below:

	Non-vested Shares	Weighted average grant date fair value
As of January 1, 2013	22,106	$365.75

Granted and issued shares	20,000	$10.64

Granted and non issued shares	7,142	$11.20

Vested	(28,214)	$23.87

As of December 31, 2013	21,034	$366.24

The compensation expense recognized in the years ended December 31, 2011, 2012 and 2013 was $1,412, $378 and $345 and is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss). As of December 31, 2013, the total unrecognized compensation cost related to non-vested share awards is $0. The weighted average grant date fair value of shares granted, vested and forfeited for the years 2011, 2012 and 2013 was $335.65, $365.75 and $66.24 respectively.

The total fair value of shares vested during the years ended December 31, 2012 and 2013 was $51 and $309 respectively.

On December 18, 2013 the Board of Directors granted 7,142 shares to the Company’s Chief Executive Officer at a price of $11.20 per share to be issued to Sovereign Holdings Inc., a company wholly owned by our Chief Executive Officer, in accordance with the CEO’s employment contract dated September 1, 2010. The shares vest six months from the date of grant, with any unvested restricted stock vesting upon his termination from the Company for any reason (including resignation). However, as the shares granted to the Company’s Chief Executive Officer do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The compensation expense of $80 is included in General and administrative expenses in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2013. These shares were issued on January 17, 2014.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the years ended December 31, 2011, 2012 and 2013.

14.	Earnings (loss) Per Common Share:

All shares issued (including non-vested shares issued under the Plan) are the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income / (loss) attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 21,034 shares, granted to the Company’s CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares.

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
Net (loss) income	$(189,112)	$(63,984)	$1,408
Net (loss) income available to common shareholders	$(189,112)	$(63,984)	$1,408
Weighted average common shares outstanding, basic	900,668	2,427,083	2,437,361
Weighted average common shares outstanding, diluted	900,668	2,427,083	2,444,504
(Loss) / income per common share, basic and diluted	$(209.97)	$(26.36)	$0.58

For the years ended December 31 2011, 2012 and 2013, 25,749, 22,106 and 21,034 shares respectively, of non-vested shares as at the end of each year, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

15.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are as follows (expressed in thousands of U.S. Dollars):

Voyage Expenses	Year Ended December 31,
	2011	2012	2013
Port charges	1,141	24	18

Bunkers	4,684	177	125

Commissions	1,918	822	520

Total	7,743	1,023	663

Vessel Operating Expenses	Year Ended December 31,
	2011	2012	2013
Crew wages and related costs	5,415	361	—
Insurance	1,165	83	47
Repairs and maintenance	1,356	179	689
Spares and consumable stores	2,369	184	—
Taxes (Note 17)	63	7	9

Total	10,368	814	745

During 2013, the bareboat charterer of the M/V Evian failed to pay operating expenses of the vessel, as per the bareboat charter party. Hence the Company, in order to avoid the detention of M/V Evian, paid a portion of the operating expenses that the bareboat charterer incurred in 2013 and that related mainly to repairs and maintenance expenses

16.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of comprehensive income/(loss) are analyzed as follows (expressed in thousands of U.S. Dollars):

Interest and Finance Costs	Year Ended December 31,
	2011	2012	2013
Interest on debt (Note 10)	10,068	7,240	4,644

Bank charges	16	297	964

Amortization and write-off of financing fees	2,234	1,437	1,835

Amortization of debt discount	3,965	371	—

Total	16,283	9,345	7,443

17.	Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in vessels’ operating expenses in the accompanying consolidated statements of comprehensive income/(loss).

Pursuant to the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, a Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

The Marshall Islands, where the Company is incorporated, grants an “equivalent exemption” to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, it satisfied the 50% Ownership Test. The Company also believes that for periods subsequent to its initial public offering, it satisfies the Publicly-Traded Test on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

18.	Derivative Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of accounts payable due to suppliers, termination fee outstanding (see Note 20) and an interest rate swap agreement.

a)

Interest rate risk: As of December 31, 2013 the Company bears no interest rate risk relating to the variability of the cash flows since there is no outstanding senior debt and the only interest rate swap arrangement is not pegged to a floating interest rate. The only exposure the Company retains to Floating interest rates relates to the outstanding balance of the termination fee outstanding (see Note 20).

b)	Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable.

The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

c)	Fair value: The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The carrying value of the termination fee outstanding approximates its fair value as this represents an interest bearing liability pegged to floating Libor rates. The Company considers its creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The estimated fair value of the Company’s derivatives outstanding as at December 31, 2012 and 2013, as detailed below, approximates their carrying values.

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value—Liability
		December 31, 2013				December 31, 2012**	December 31, 2013
ALPHA	1	$20,000	7 years	March 30, 2008	10.85%	(2,785)	(1,697)

**	The total value of the Company’s interest rate swap arrangements as of December 31, 2012 was $5,811. Two of our interest rate swap arrangements as of December 31, 2012 matured on March 27, 2013 and June 30, 2013 respectively and another two were transferred on October 16, 2013 to the new owners of Jeke Shipping Company Limited. (owner of the M/T Evian) in accordance with the stock purchase agreement for the disposal of the subsidiary (see Note 19). The table above presents a comparison of the value of our interest rate swap arrangements as of December 31, 2013 with its corresponding value on December 31, 2012.

The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2013, the Company’s outstanding interest rate swap had a combined notional amount of $20,000.

The Company has entered into an agreement with Alpha bank relating to the Alpha bank Swap, according to which, the Company has pledged an amount of $1,739 as of December 31, 2013 to an account controlled by Alpha bank as a cash collateral for the repayment of interest of the Alpha bank Swap.

The Company follows the accounting guidance for Fair Value Measurements and Disclosures. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The Company pays a fixed rate and receives a fixed rate for its remaining interest rate swap with Alpha bank. The fair values of those derivatives determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of December 31, 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated financial statements.

The following table summarizes the valuation of the Company’s assets measured at fair value on a non-recurring basis as of December, 31, 2013. No items were measured at fair value on a non-recurring basis at December 31, 2013.

Items Measured at Fair Value on a Nonrecurring Basis

		Fair Value Measurements
Non—Recurring Measurements:	December 31, 2012	Quoted prices in active markets for identical assets Level 1	Significant other observable inputs Level 2	Unobservable Inputs Level 3	Gains/ (Losses)
Long-lived assets held for sale	$25,200		$25,200		$(16,978)
Long-lived assets held and used	$164,792		$164,792		$(46,592)
Long-lived assets previously held for sale and currently held and used	$12,500		$12,500		$2,086

In accordance with the provisions of relevant guidance, a long-lived asset held for sale, namely M/T UACC Sila, with a carrying amount of $42,178 was written down to its fair value of $25,200, resulting in an impairment charge of $16,978, which was included in the accompanying consolidated statement of comprehensive income/ (loss) for December 31, 2012 (see Note 4). The fair value of the impaired vessel was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to the Company’s vessels. As a result, the Company classified this long-lived asset held for sale as Level 2.

In accordance with the provisions of relevant guidance, long-lived assets held and used, namely M/T Miss Marilena, M/T Lichtenstein, M/T UACC Schams, M/T Britto and M/T Hongo, with a total carrying amount of $211,384 were written down to a total fair value of $164,792, resulting in an impairment charge of $46,592, which was also included in the accompanying consolidated statement of comprehensive income/ (loss) for December 31, 2012 (see Note 4). The fair value of the impaired vessels was determined by a combination of market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to the Company’s vessels, that determined the charter-free vessel value (level 2) and a charter valuation based on the Company’s projections employing assumptions used by market participants (level 3). The Company has split its approach in two sections: (i) Charter-free value of the vessel. Charter-free value was determined from quotations from well respected brokers regarding vessels with similar characteristics with the vessels of the Company. This market approach was deemed more objective mainly due to the multitude of transactions of comparable assets in the active and liquid shipping S & P market. Valuation inputs from the market approach are considered Level 2 in the fair value hierarchy, since the Company uses a valuation derived from prices in observed transactions. (ii) Value of the charter. The valuation of the attached timecharter on three of the Company’s impaired tankers entailed the discounting of the differential between the current long period timecharter for a similar vessel and the timecharter already attached to the vessel for the duration of the latter. The source of the current long period timecharter rates were third party independent shipbrokers. Apart from the long period timecharter rates, budgeted operating expenses and the discount rate that the Company used, there were no other assumptions used in the discounting model. The discount rate used by the Company took into account the cost of equity of the company, the country risk of the charterer’s country and the default rate of the charterer. The operating expenses used were management estimates based on the management’s experience in operating this type of vessel. The charter valuation, since it entails the use of judgments and assumptions, was individually considered a level 3 approach. However according to ASC 820-10-35-37 (Applying ASU 2011-04) if the level 3 part of the valuation is deemed insignificant (18.7% of the total value was derived from level 3 inputs) from the Company the prevailing level would be level 2, hence the Company characterized the valuation approach as a Level 2 in its entirety.

In accordance with the provisions ASC 360-10-35-44, long-lived assets previously classified as held for sale that were classified as held and used as of December 31, 2012 with a carrying amount of $10,414 were valued at $12,500, resulting in a write-up of $2,086, which was included in the accompanying consolidated statement of comprehensive income/ (loss) for the year ended December 31, 2012 (see Note 4). According to the provisions of abovementioned guidance the Company measured (i) the carrying amount of the vessel before it was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the vessel been continuously classified as held and used and (ii) the fair value of the vessel on December 31, 2012, which was the date that the Company decided not to sell the asset. The Company determined that the lower value of the two above measurements was the fair value of the vessel on December 31, 2012 and used that as fair value. The fair value of the vessel on December 31, 2012 was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. As a result, the Company classified this long-lived asset held and used as Level 2.

The following tables summarize the valuation of our derivative financial instruments as of December 31, 2012 and 2013 respectively:

As of December 31, 2012	Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$5,811	—	$5,811	—

As of December 31, 2013	Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$1,697	—	$1,697	—

The Company’s interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in “Gain / (loss) on derivative financial instruments” in its consolidated statement of comprehensive income/ (loss) as well as presents the fair value at the end of each period in the balance sheet.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative losses in the consolidated statements of comprehensive income/(loss) are presented below:

	Liability Derivatives
	December 31, 2012			December 31, 2013
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Derivative financial instruments	$5,811	Current liabilities – Derivative financial instruments	$1,135	Non Current liabilities – Derivative financial instruments	$562
Total Derivatives not designated as hedging instruments		$5,811		$1,135		$562

In year ended December 31, 2012 due to covenant breaches we classified all our derivative financial instruments as current (see Note 3).

		Amount of Loss/(Gain) Recognized in Statement of Comprehensive Income/(Loss)
Derivative Instruments not designated as hedging instruments	Location of Loss/(Gain) recognized in Income on Derivative	December 31, 2011	December 31, 2012	December 31, 2013
Interest rate swaps	Loss/(Gain) on derivative financial instruments	$(2,835)	$(2,656)	$(2,313)

Total Loss/(Gain) on Derivatives		$(2,835)	$(2,656)	$(2,313)

The Company has treated the Sovereign transaction as a freestanding financial instrument settled in the Company’s common stock according to guidance under ASC 480-10 and as such the obligation is recognized in the balance sheet at fair value with changes in its fair value recorded in earnings. The Company didn’t recognize an obligation deriving from the Sovereign financial instrument as of December 31, 2011 since the Company is not obliged in any way to issue further shares or draw down the remaining $3 million under the Sovereign Transaction and has made no commitment to Sovereign to do so. Hence the instrument was not valued and hence there were no changes in its fair value to be recorded in earnings. For the same reason, no changes in the Sovereign financial instrument’s fair value were recorded in earnings during the year ended December 31, 2012. Finally the Company did not recognize an obligation deriving from the Sovereign financial instrument as of December 31, 2012 since the Sovereign financial instrument matured in August 25, 2012.

19.	Gain on disposal of subsidiaries:

On October 16, 2013 the Company sold the shipowning subsidiaries which owned the six vessels of the Company’s fleet (namely M/Ts Miss Marilena, Lichtenstein, UACC Shams, Britto, Hongbo and M/V Evian) to an affiliate of the AMCI Poseidon Fund LP, an unrelated party, for an aggregate cash consideration of $173,000 less $135,448 in net debt and swap obligations of the Shipowning companies that were assumed by the buyers. A gain from the disposal of subsidiaries of $1,591 was recognized, which is included in the Company’s consolidated statement of comprehensive income/ (loss).

20.	Other Non Current Liabilities

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. On October 15, 2011 the Company terminated the bareboat charter agreement resulting in a termination expense of $5,750 included in “Lease Termination Expense” in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2011. As of December 31, 2012, the outstanding amount of the termination fee was $5,306 (see Note 8).

On January 1, 2013 the Company entered into an agreement with the owner of M/T Delos by which the termination fee outstanding as of December 31, 2012 was divided into two tranches, “Tranche A” ($4,500) that bears interest of 3% plus Libor and “Tranche B” ($806) that doesn’t bear interest. This agreement provides for the repayment of Tranche A and Tranche B according to the following schedule.

Year ending December 31,	Tranche A of the Termination Fee	Tranche B of the Termination Fee
2014	800
2015	800
2016	800
2017	1,500	806
	3,900	806

Finally, according to this agreement the Company pays monthly interest payments. As of December 31, 2013 the non-current part of the termination fee is $3,906.

21.	Subsequent Events

On February 6, 2014 the Company agreed to cancel the MOA that it had entered into on December 16, 2013 and entered into a new MOA to purchase another 50,000 dwt newbuilding product/chemical tanker with a time charter from an entity also affiliated with the Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis, scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in May 2014. This cancellation didn’t entail any penalties. The purchase price of the newbuilding is $38,300 payable as follows: $7,400 already paid on December 16, 2013 for the purchase of the vessel we agreed on in December 16, 2013, which as of December 31, 2013 is recorded under “Advances for Vessels Acquisitions” (see Note 5), $3,500 payable in cash in February 2014 and $27,400 option on delivery of the vessel.

On March 17, 2014, the Company agreed to cancel the MOA that it had entered into on December 5, 2013 (see Note 5).

On March 19, 2014, pursuant to four separate share purchase agreements the Company entered into with affiliates of the Company’s CEO, along with unaffiliated third parties, the Company acquired the five vessel-owning companies which are party to the shipbuilding contracts for Hull Nos. S407, S418, S419, S414 and S417, in exchange for a total consideration of $43,300, paid in the form of $2,500 in cash and 5,833,214 newly-issued common shares. Pursuant to the share purchase agreements the Company acquired:

•

100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with the Company’s CEO, which are party to shipbuilding contracts with Hyundai Mipo Dockyard Co. for the construction of Hull No. S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2015, and Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2015, respectively, for an aggregate purchase price of $14,693. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel’s delivery. Upon its delivery Hull No. S407 will enter into a time charter for 2 years at a rate of $16,000 per day. The charterer has the option to extend the charter for an additional year at a rate of $17,250 per day. Upon its delivery Hull No. S418 will enter into a time charter with for 3 years at a rate of $15,200 per day. The charterer has the option to extend the charter for an additional year at a rate of $16,000 per day and another year after that at a rate of $16,750 per day. Concurrently, the Company agreed to terminate the MOA entered into on December 5, 2013, described above, with Monte Carlo 37 Shipping Company Limited for the acquisition of Hull S418, and to apply the full amount of the deposit paid under the MOA, in the amount of $7,000, to reduce the purchase price under the share purchase agreement.

•	100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $10,990.

•	100% of the share capital of Monte Carlo LAX Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10,820. The Company will have an option up to January 2015 to fix either S414 or S417 to the same charterer on the same terms as S406 and S407. The time charter agreement is to commence upon the vessel’s delivery.

•	100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with the Company’s CEO, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6,830. Monte Carlo 39 Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

The Company’s President, CEO and Director, Evangelos J. Pistiolis, owned the majority of the shares of each of the vessel-owning companies that the Company acquired pursuant to these share purchase agreements. Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, the Company will have the right to buy back 2,046,342 common shares issued to the unaffiliated parties to the agreements at a price of $8.40 per share.

On February 24, 2014, at a Special Meeting of Shareholders, our shareholders approved a proposal authorizing our Board of Directors to effect a reverse stock split of our issued and outstanding common shares by a ratio of not less than one-for-two and not more than one-for-twenty with the exact ratio to be set at a whole number within this range to be determined by the Board of Directors in its discretion. On April 2, 2014 our Board of Directors determined to effect a one-for-seven reverse stock split of our common stock. The reverse stock split was effected on April 21, 2014 and as a result of the reverse stock split, the number of outstanding shares as at December 31, 2013 decreased to 2,469,648 while the par value of our common shares remained unchanged at $0.01 per share. All share and per share amounts in this document has been retroactively adjusted to reflect this stock split.

10,000,000 Common Shares

Warrants to Purchase 5,000,000 Common Shares

PROSPECTUS

Aegis Capital Corp

June 6, 2014